UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 27, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2017 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Third quarter 2017  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
20	Wealth Management
24	Wealth Management Americas
29	Personal & Corporate Banking
32	Asset Management
35	Investment Bank
39	Corporate Center

3.	Risk, treasury and capital management
51	Risk management and control
54	Balance sheet, liquidity and funding management
58	Capital management

4.	Consolidated financial statements
73	UBS Group AG interim consolidated financial statements (unaudited)
111	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
116	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

118	Abbreviations frequently used in our financial reports
120	Information sources
121	Cautionary statement

Publication of the fourth quarter 2017 report:                      Tuesday, 23 January 2018
Publication of the Annual Report 2017:                               Friday, 9 March 2018
Publication of the first quarter 2018 report:                          Tuesday, 24 April 2018
Annual General Meeting 2018:                                           Thursday, 3 May 2018

Corporate calendar UBS AG*

Publication of the third quarter 2017 report:                         Wednesday, 1 November 2017

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London and New York.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
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Shareholder online inquiries:
https://www.us.computershare.com/ investor/Contact

Shareholder website:
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Calls from outside the US
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TDD for foreign shareholders
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2017  report

UBS Group key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.17	30.6.17	31.12.16	30.9.16	30.9.17	30.9.16

Group results
Operating income	7,145	7,269	7,055	7,029	21,946	21,266
Operating expenses	5,924	5,767	6,308	6,152	17,534	17,922
Operating profit / (loss) before tax	1,221	1,502	746	877	4,412	3,344
Net profit / (loss) attributable to shareholders	946	1,174	636	827	3,389	2,568
Diluted earnings per share (CHF)¹	0.25	0.31	0.17	0.22	0.88	0.67

Key performance indicators²
Profitability
Return on tangible equity (%)	8.3	10.3	5.6	7.3	9.8	7.4
Cost / income ratio (%)	83.0	78.8	89.1	87.5	79.8	84.2
Growth
Net profit growth (%)	14.4	13.5	(33.0)	(60.0)	32.0	(51.1)
Net new money growth for combined wealth management businesses (%)	0.4	1.4	(1.1)	2.1	1.9	3.2
Resources
Common equity tier 1 capital ratio (fully applied, %)³	13.7	13.5	13.8	14.0	13.7	14.0
Going concern leverage ratio (fully applied, %)³	4.7	4.7	4.6	4.4	4.7	4.4

Additional information
Profitability
Return on equity (%)	7.2	8.9	4.8	6.2	8.5	6.3
Return on risk-weighted assets, gross (%)⁴	12.0	12.8	12.9	13.1	12.8	13.3
Return on leverage ratio denominator, gross (%)⁴	3.3	3.4	3.2	3.2	3.4	3.2
Resources
Total assets	913,599	890,831	935,016	935,206	913,599	935,206
Equity attributable to shareholders	53,493	51,744	53,621	53,300	53,493	53,300
Common equity tier 1 capital (fully applied)³	32,621	31,887	30,693	30,254	32,621	30,254
Common equity tier 1 capital (phase-in)³	36,045	35,243	37,788	37,207	36,045	37,207
Risk-weighted assets (fully applied)³	237,963	236,697	222,677	216,830	237,963	216,830
Common equity tier 1 capital ratio (phase-in, %)³	15.1	14.8	16.8	16.9	15.1	16.9
Going concern capital ratio (fully applied, %)³	17.4	17.2	17.9	18.0	17.4	18.0
Going concern capital ratio (phase-in, %)³	21.9	21.7	24.7	24.8	21.9	24.8
Gone concern loss-absorbing capacity ratio (fully applied, %)³	15.5	14.0	13.2	13.0	15.5	13.0
Leverage ratio denominator (fully applied)³	884,834	860,879	870,470	877,313	884,834	877,313
Common equity tier 1 leverage ratio (fully applied, %)³	3.7	3.7	3.5	3.4	3.7	3.4
Going concern leverage ratio (phase-in, %)³	5.9	6.0	6.4	6.2	5.9	6.2
Gone concern leverage ratio (fully applied, %)³	4.2	3.9	3.4	3.2	4.2	3.2
Liquidity coverage ratio (%)⁵	142	131	132	124	142	124
Other
Invested assets (CHF billion)⁶	3,067	2,922	2,821	2,747	3,067	2,747
Personnel (full-time equivalents)	60,796	59,470	59,387	59,946	60,796	59,946
Market capitalization⁷	63,757	62,553	61,420	50,941	63,757	50,941
Total book value per share (CHF)⁷	14.39	13.92	14.44	14.37	14.39	14.37
Tangible book value per share (CHF)⁷	12.67	12.25	12.68	12.66	12.67	12.66

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    3 Based on the Swiss SRB framework. Refer to the “Capital management” section of this report for more information.    4 Based on fully applied risk-weighted assets and leverage ratio denominator.    5 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    6 Includes invested assets for Personal & Corporate Banking.    7 Refer to “UBS shares” in the “Capital management” section of this report for more information.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
“Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Regulatory and legal developments

Postponed implementation of NSFR and revision of LCR in Switzerland

In September 2017, the Swiss Federal Department of Finance informed banks that the net stable funding ratio (NSFR) requirements will not be finalized in 2017. Taking international developments into account, the Swiss Federal Council is expected to decide on next steps at the end of 2018.

We expect that proposed changes to liquidity coverage ratio (LCR) requirements will take effect on 1 January 2018, subject to approval by the Swiss Federal Council; however, the final version of the changes has not yet been published.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

FINMA proposes changes to AML Ordinance

In response to the findings from the evaluation conducted by the Financial Action Task Force, FINMA launched a consultation on revisions to its Anti-Money Laundering (AML) Ordinance. The proposed changes include the requirement to regularly update client information and to verify information on beneficial ownership for all clients, including low-risk clients. The consultation period ended in October 2017 and the amended ordinance is expected to enter into force in 2019.

Implementation of AEI in Switzerland

In September 2017, the National Council, the Swiss Parliament’s lower house, approved the introduction of automatic exchange of information (AEI) with an additional 39 jurisdictions, extending the standard to include most of the G20 and OECD member countries. Subject to approval by the Council of States, the first exchange of financial data with these countries is expected in 2019 based on 2018 data. Furthermore, the Swiss Parliament has introduced a mandatory review before the first actual transmission of financial data to ensure that partner jurisdictions comply with the conditions of data exchange. In addition, the Swiss government plans to introduce AEI with Singapore and Hong Kong according to the aforementioned timeline, for which parliamentary committees have already given the necessary pre-approval. In connection with AEI, as well as with other changes in tax regimes or their enforcement, we have experienced outflows of cross-border client assets.

Swiss Federal Council introduces new fintech regulation and FINMA consults on proposed implementation

In August 2017, amendments to the Swiss Banking Ordinance became effective. Firms without a banking license are allowed to hold up to an aggregate amount of CHF 1 million in deposits from clients, and an exemption for funds held in settlement accounts is extended to a maximum of 60 days from previously 7 days. These changes are intended to reduce barriers to entry for fintech firms and enhance the competitiveness of the Swiss financial center. FINMA has proposed amendments to its Circular 2008/3 “Public deposits with non-banks” to adapt its supervisory practice to these changes. In addition, the Swiss Parliament is considering amendments to the Banking Act that would create a new banking license category with simplified requirements for companies accepting up to CHF 100 million in deposits from clients.

Commencement of negotiations on the UK’s withdrawal from the EU

Formal negotiations with respect to the UK’s withdrawal from the EU have commenced. The negotiations are expected to address the terms of the withdrawal as well as the EU-UK relationship going forward, including possible transitional arrangements. The UK is still expected to leave the EU in March 2019, subject to a possible transition period. We intend to begin implementation of contingency measures in early 2018.

US Department of Labor proposes further delay on Fiduciary Rule

Since 9 June 2017, UBS has been operating under the US Department of Labor (DOL) Fiduciary Rule. The rule expands the circumstances that cause a person to become a fiduciary subject to the Employee Retirement Income Security Act of 1974 (ERISA) in relation to corporate and individual retirement plans. Under ERISA, UBS is required to adhere to strict standards of prudence and loyalty when dealing with affected retirement accounts and is prohibited from entering into transactions where there is a conflict of interest unless an exemption applies. Exemptions applicable to our Wealth Management Americas business under the Fiduciary Rule require compliance with impartial conduct principles. Moreover, the exemptions require compliance with significant additional technical conditions. The DOL has deferred the compliance date for these technical conditions for a transition period that is currently scheduled to end on 1 January 2018. In August 2017, the DOL proposed to extend the transition period and delay the applicability of these technical conditions to 1 July 2019 while it continues to consider potential changes to the exemptions. We would be required to make significant investments in order to comply with these technical conditions.

Regulators and central banks support alternative reference rates

Efforts to transition from the London Interbank Offered Rate (LIBOR) benchmarks to alternative benchmark rates are under way in several jurisdictions.

The UK Financial Conduct Authority announced in July 2017 that it will not intervene beyond 2021 to sustain LIBOR and urged users to plan the transition to alternative reference rates. In April 2017, the Working Group on Sterling Risk-Free Reference Rates selected the Sterling Overnight Index Average as the recommended British pound risk-free rate.

In the US, the Alternative Reference Rates Committee has recommended a broad Treasuries repo financing rate as the new US dollar secured risk-free rate, which is expected to be available in 2018. The Federal Reserve Bank of New York has launched a consultation on the construction of this and two other Treasury repurchase agreement-derived rates.

The European Central Bank (ECB) has also recently announced its decision to develop, before 2020, a euro unsecured overnight interest rate based on transaction data already reported to the ECB by banks.

We have significant contractual rights and obligations referenced to LIBOR and other benchmark rates. Discontinuance of, or changes to, benchmark rates as a result of these proposals or other initiatives or investigations, as well as uncertainty about the timing and manner of implementation of such changes or discontinuance, may require adjustments to agreements that are referenced to current benchmarked rates by us, our clients and other market participants.

Implementation of margin requirements for non-cleared OTC derivatives

The G20 commitments on derivatives call for adoption of mandatory exchange of initial and variation margin for non-cleared over-the-counter (OTC) derivative transactions (margin rules). Margin rules for the largest counterparties (phase 1 counterparties) have been in effect in major jurisdictions since early 2017. In September 2017, initial and variation margin requirements for the next group of counterparties (phase 2 counterparties), including significant numbers of end users, came into force in Canada, the US, the EU, Switzerland, Japan and other major jurisdictions in Asia. Additional requirements will continue to be implemented through 2020 in subsequent phases. Implementation of non-cleared margin requirements will likely continue to require significant operational effort by us and our clients.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Net interest income	1,743	1,417	1,775	23	(2)	4,855	4,652
Credit loss (expense) / recovery	7	(46)	(4)			(39)	(13)
Net interest income after credit loss expense	1,750	1,371	1,771	28	(1)	4,816	4,638
Net fee and commission income	4,244	4,295	4,056	(1)	5	12,892	12,236
Net trading income	1,089	1,456	1,098	(25)	(1)	3,985	4,002
Other income	62	147	104	(58)	(40)	252	390
Total operating income	7,145	7,269	7,029	(2)	2	21,946	21,266
of which: net interest and trading income	2,832	2,873	2,873	(1)	(1)	8,840	8,653
Personnel expenses	3,893	4,014	3,942	(3)	(1)	11,967	11,852
General and administrative expenses	1,760	1,488	1,939	18	(9)	4,754	5,269
Depreciation and impairment of property, equipment and software	256	249	248	3	3	761	731
Amortization and impairment of intangible assets	16	16	23	0	(30)	53	70
Total operating expenses	5,924	5,767	6,152	3	(4)	17,534	17,922
Operating profit / (loss) before tax	1,221	1,502	877	(19)	39	4,412	3,344
Tax expense / (benefit)	272	327	49	(17)	455	974	695
Net profit / (loss)	948	1,175	829	(19)	14	3,438	2,649
Net profit / (loss) attributable to non-controlling interests	2	1	1	100	100	49	81
Net profit / (loss) attributable to shareholders	946	1,174	827	(19)	14	3,389	2,568

Comprehensive income
Total comprehensive income	1,574	103	191		724	2,343	2,099
Total comprehensive income attributable to non-controlling interests	31	14	7	121	343	92	364
Total comprehensive income attributable to shareholders	1,543	89	184		739	2,251	1,734

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 30.9.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,915	2,052	971	494	1,800	(70)	(49)	32	7,145
Operating income (adjusted)	1,915	2,052	971	494	1,800	(70)	(49)	32	7,145

Operating expenses as reported	1,328	1,737	559	366	1,531	331	18	54	5,924
of which: personnel-related restructuring expenses⁴	12	0	1	6	4	115	0	0	140
of which: non-personnel-related restructuring expenses⁴	22	0	0	5	6	111	0	0	145
of which: restructuring expenses allocated from CC Services⁴	80	24	24	15	73	(218)	1	1	0
Operating expenses (adjusted)	1,214	1,713	534	340	1,448	322	17	53	5,639
of which: net expenses for provisions for litigation, regulatory and similar matters⁵	19	7	0	(5)	(46)	247	0	(25)	197

Operating profit / (loss) before tax as reported	587	315	411	127	269	(401)	(67)	(22)	1,221
Operating profit / (loss) before tax (adjusted)	701	339	436	153	352	(392)	(66)	(21)	1,506

	For the quarter ended 30.6.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,882	2,077	935	479	2,026	(20)	(94)	(16)	7,269
of which: gain on sale of financial assets available for sale⁶					107				107
of which: net foreign currency translation losses⁷							(22)		(22)
Operating income (adjusted)	1,882	2,077	935	479	1,919	(20)	(72)	(16)	7,184

Operating expenses as reported	1,300	1,780	579	369	1,575	117	10	37	5,767
of which: personnel-related restructuring expenses⁴	14	0	2	3	4	93	1	0	117
of which: non-personnel-related restructuring expenses⁴	16	0	0	6	3	115	0	0	141
of which: restructuring expenses allocated from CC Services⁴	79	25	21	15	67	(209)	0	2	0
Operating expenses (adjusted)	1,191	1,755	556	346	1,500	117	9	35	5,509
of which: net expenses for provisions for litigation, regulatory and similar matters⁵	1	41	0	1	0	0	0	(34)	9

Operating profit / (loss) before tax as reported	582	297	356	110	451	(137)	(104)	(53)	1,502
Operating profit / (loss) before tax (adjusted)	691	322	379	133	419	(137)	(81)	(51)	1,675

Group performance

Performance by business division and Corporate Center unit – reported and adjusted (continued)¹˒²
	For the quarter ended 30.9.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,809	1,938	995	481	1,796	(66)	30	46	7,029
of which: gains related to investments in associates			21						21
Operating income (adjusted)	1,809	1,938	974	481	1,796	(66)	30	46	7,008

Operating expenses as reported	1,305	1,618	542	377	1,635	152	0	523	6,152
of which: personnel-related restructuring expenses⁴	28	1	0	9	60	159	0	0	257
of which: non-personnel-related restructuring expenses⁴	10	0	0	2	3	173	0	0	187
of which: restructuring expenses allocated from CC Services⁴	101	37	40	24	118	(327)	0	7	0
Operating expenses (adjusted)	1,166	1,580	501	343	1,454	148	0	516	5,708
of which: net expenses for provisions for litigation, regulatory and similar matters⁵	(2)	9	(3)	2	2	2	0	408	419

Operating profit / (loss) before tax as reported	504	320	453	104	161	(218)	30	(477)	877
Operating profit / (loss) before tax (adjusted)	643	358	473	138	342	(214)	30	(470)	1,300

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Refer to “Note 16 Changes in organization” in the “Consolidated financial statements” section of this report for more information.    5 Includes recoveries from third parties (third quarter of 2017: CHF 50 million; second quarter of 2017: CHF 1 million; third quarter of 2016: CHF 0 million).    6 Reflects a gain on sale of our remaining investment in IHS Markit in the Investment Bank in the second quarter of 2017.    7 Related to the disposal of foreign subsidiaries and branches.

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	Year-to-date 30.9.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	5,726	6,180	2,864	1,422	5,924	(107)	(79)	16	21,946
of which: gain on sale of financial assets available for sale⁴					107				107
of which: net foreign currency translation losses⁵							(22)		(22)
Operating income (adjusted)	5,726	6,180	2,864	1,422	5,817	(107)	(57)	16	21,861

Operating expenses as reported	3,918	5,266	1,678	1,082	4,724	652	29	183	17,534
of which: personnel-related restructuring expenses⁶	27	1	6	11	26	301	1	0	373
of which: non-personnel-related restructuring expenses⁶	49	0	0	16	12	337	0	0	413
of which: restructuring expenses allocated from CC Services⁶	235	71	62	43	197	(615)	2	6	0
Operating expenses (adjusted)	3,606	5,195	1,611	1,012	4,488	629	26	177	16,747
of which: net expenses for provisions for litigation, regulatory and similar matters⁷	23	81	0	(4)	(45)	243	0	(58)	239

Operating profit / (loss) before tax as reported	1,808	913	1,185	340	1,200	(759)	(108)	(167)	4,412
Operating profit / (loss) before tax (adjusted)	2,120	984	1,252	410	1,329	(736)	(83)	(161)	5,114

	Year-to-date 30.9.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	5,510	5,706	3,043	1,432	5,674	(43)	(75)	17	21,266
of which: gain on sale of financial assets available for sale⁴	21		102						123
of which: gains on sales of real estate						120			120
of which: gains related to investments in associates			21						21
of which: net foreign currency translation losses⁵							(149)		(149)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	5,512	5,706	2,920	1,432	5,674	(163)	74	17	21,174

Operating expenses as reported	3,930	4,938	1,657	1,124	4,977	491	(1)	806	17,922
of which: personnel-related restructuring expenses⁶	38	6	1	14	114	404	0	1	577
of which: non-personnel-related restructuring expenses⁶	30	0	0	9	9	460	0	0	509
of which: restructuring expenses allocated from CC Services⁶	236	103	94	65	338	(847)	0	13	0
Operating expenses (adjusted)	3,626	4,829	1,562	1,036	4,516	474	(1)	793	16,836
of which: net expenses for provisions for litigation, regulatory and similar matters⁷	7	43	(4)	(3)	27	4	0	455	530

Operating profit / (loss) before tax as reported	1,580	768	1,386	308	698	(534)	(74)	(789)	3,344
Operating profit / (loss) before tax (adjusted)	1,886	877	1,358	396	1,159	(637)	75	(776)	4,338

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Reflects a gain on sale of our remaining investment in IHS Markit in the Investment Bank in the second quarter of 2017 and a gain on sale of our investment in Visa Europe in Wealth Management and Personal & Corporate Banking in the second quarter of 2016.    5 Related to the disposal of foreign subsidiaries and branches.    6 Refer to “Note 16 Changes in organization” in the “Consolidated financial statements” section of this report for more information.    7 Includes recoveries from third parties (first nine months of 2017: CHF 51 million; first nine months of 2016: CHF 3 million).

Group performance

Results: 3Q17 vs 3Q16

Profit before tax increased by CHF 344 million or 39% to CHF 1,221 million, driven by a reduction in operating expenses and higher operating income. Operating income increased by CHF 116 million or 2%, mainly reflecting CHF 188 million higher net fee and commission income, partly offset by a CHF 42 million decrease in other income and CHF 41 million lower combined net interest and trading income. Operating expenses decreased by CHF 228 million or 4%, primarily driven by CHF 179 million lower general and administrative expenses and a CHF 49 million decrease in personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission
(SEC) regulations. For the purpose of determining adjusted results for the third quarter of 2017, we excluded net restructuring expenses of CHF 285 million. For the third quarter of 2016, we excluded gains of CHF 21 million related to investments in associates and net restructuring expenses of CHF 444 million.

On this adjusted basis, profit before tax for the third quarter of 2017 increased by CHF 206 million or 16% to CHF 1,506 million, driven by CHF 137 million higher operating income and CHF 69 million lower operating expenses.

Operating income: 3Q17 vs 3Q16

Total operating income was CHF 7,145 million compared with CHF 7,029 million. On an adjusted basis, total operating income increased by CHF 137 million or 2%, mainly reflecting CHF 188 million higher net fee and commission income, partly offset by a CHF 41 million decrease in combined net interest and trading income.

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Net interest income	1,743	1,417	1,775	23	(2)	4,855	4,652
of which: Wealth Management	598	568	582	5	3	1,725	1,744
of which: Wealth Management Americas	417	418	361	0	16	1,244	1,059
of which: Personal & Corporate Banking	522	525	541	(1)	(4)	1,561	1,658
of which: Asset Management	(3)	(4)	(6)	(25)	(50)	(9)	(17)
Net trading income	1,089	1,456	1,098	(25)	(1)	3,985	4,002
of which: Wealth Management	170	184	140	(8)	21	542	464
of which: Wealth Management Americas	74	86	93	(14)	(20)	255	280
of which: Personal & Corporate Banking	95	91	80	4	19	270	248
of which: Asset Management	(1)	(1)	(9)	0	(89)	(6)	(7)
Total net interest and trading income	2,832	2,873	2,873	(1)	(1)	8,840	8,653
of which: Investment Bank	1,018	1,071	1,061	(5)	(4)	3,302	3,253
of which: Corporate Client Solutions	295	263	190	12	55	804	562
of which: Investor Client Services	723	808	871	(11)	(17)	2,498	2,691
of which: Corporate Center	(59)	(65)	30	(9)		(44)	(29)
of which: Services	(33)	0	(29)		14	(33)	(52)
of which: Group ALM	(15)	(56)	49	(73)		15	40
of which: Non-core and Legacy Portfolio	(12)	(8)	10	50		(27)	(17)

Net interest and trading income

Total combined net interest and trading income decreased by CHF 41 million to CHF 2,832 million, mainly due to lower net interest and trading income in Corporate Center – Group Asset and Liability Management (Group ALM) and in the Investment Bank, partly offset by higher net interest income in our wealth management businesses, and an increase in net trading income in Wealth Management.

In Wealth Management, net interest income increased by CHF 16 million to CHF 598 million, primarily due to higher deposit revenues, mostly reflecting higher short-term US dollar interest rates, as well as an increase in lending revenues. This was partly offset by lower treasury-related income from Corporate Center – Group ALM, reflecting higher allocated funding costs for long-term debt that contributes to total loss-absorbing capacity (TLAC) and lower banking book interest income. Net trading income increased by CHF 30 million to CHF 170 million, mainly due to increased client activity, most notably in Asia Pacific.

In Wealth Management Americas, net interest income increased by CHF 56 million to CHF 417 million, primarily due to an increase in net interest margin on higher short-term US dollar interest rates, as well as higher lending balances. This was partly offset by a CHF 19 million decrease in net trading income, primarily due to lower client activity.

In Personal & Corporate Banking, net interest income decreased by CHF 19 million to CHF 522 million, mainly as a result of lower treasury-related income from Corporate Center – Group ALM, reflecting higher allocated funding costs for long-term debt that contributes to TLAC and lower banking book interest income. This was partly offset by higher deposit revenues. Net trading income increased by CHF 15 million, primarily reflecting higher revenues from foreign exchange transactions.

In the Investment Bank, net interest and trading income declined by CHF 43 million, largely due to a CHF 175 million decrease in Foreign Exchange, Rates and Credit, mainly reflecting reduced client activity and low market volatility levels across most products. This was partly offset by an increase of CHF 105 million in Corporate Client Solutions, primarily reflecting higher revenues in Equity Capital Markets and Risk Management.

In Corporate Center, net interest and trading income decreased by CHF 89 million, mainly in Corporate Center – Group ALM, primarily reflecting lower income from accounting asymmetries related to economic hedges.

Net fee and commission income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Total fee and commission income	4,686	4,744	4,479	(1)	5	14,219	13,535
of which: portfolio management and advisory fees	2,155	2,107	2,031	2	6	6,300	5,965
of which: underwriting fees	304	357	213	(15)	43	1,020	716
Total fee and commission expense	442	449	423	(2)	4	1,327	1,299
Net fee and commission income	4,244	4,295	4,056	(1)	5	12,892	12,236
of which: net brokerage fees	641	683	671	(6)	(4)	2,100	2,127

Net fee and commission income

Net fee and commission income was CHF 4,244 million compared with CHF 4,056 million.

Portfolio management and advisory fees increased by CHF 124 million to CHF 2,155 million, primarily in Wealth Management Americas, mainly due to increased invested assets in managed accounts.

Underwriting fees increased by CHF 91 million to CHF 304 million, mainly driven by higher equity underwriting fees in the Investment Bank, reflecting higher revenues from private transactions and public offerings.

Net brokerage fees decreased by CHF 30 million to CHF 641 million, reflecting a decrease in the Investment Bank and in Wealth Management Americas, primarily due to lower client activity.

→   Refer to “Note 3 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Group performance

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Wealth Management	1	0	(3)			0	(4)
Wealth Management Americas	(1)	0	0			(3)	(2)
Personal & Corporate Banking	(2)	(28)	0	(93)		(23)	2
Investment Bank	2	(6)	(1)			(10)	(6)
Corporate Center	7	(11)	1		600	(3)	(3)
of which: Non-core and Legacy Portfolio	7	(11)	1		600	(3)	(3)
Total	7	(46)	(4)			(39)	(13)

Credit loss expense / recovery

Total net credit loss recoveries were CHF 7 million compared with net expenses of CHF 4 million, largely reflecting net recoveries in Corporate Center – Non-core and Legacy Portfolio.

→   Refer to the “Risk management and control” section of this report for more information on credit risk

Other income

Other income was CHF 62 million compared with CHF 104 million. The third quarter of 2016 included gains related to investments in associates of CHF 21 million. Excluding this item, adjusted other income decreased by CHF 21 million, mainly as the prior-year quarter included a CHF 35 million gain related to the settlement of a litigation claim in Corporate Center – Non-core and Legacy Portfolio as well as CHF 14 million higher net profits from associates, while the third quarter of 2017 included income of CHF 26 million related to a claim on a defaulted counterparty position.

→   Refer to “Note 4 Other income” in the “Consolidated financial statements” section of this report for more information

Operating expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Operating expenses as reported
Personnel expenses	3,893	4,014	3,942	(3)	(1)	11,967	11,852
General and administrative expenses	1,760	1,488	1,939	18	(9)	4,754	5,269
Depreciation and impairment of property, equipment and software	256	249	248	3	3	761	731
Amortization and impairment of intangible assets	16	16	23	0	(30)	53	70
Total operating expenses as reported	5,924	5,767	6,152	3	(4)	17,534	17,922

Adjusting items¹
Personnel expenses	140	117	257			373	577
General and administrative expenses	143	141	187			407	508
Depreciation and impairment of property, equipment and software	2	0	1			6	1
Amortization and impairment of intangible assets	0	0	0			0	0
Total adjusting items	285	258	444			787	1,086

Operating expenses (adjusted)²
Personnel expenses	3,753	3,897	3,685	(4)	2	11,594	11,275
of which: salaries and variable compensation	2,170	2,319	2,167	(6)	0	6,828	6,742
of which: Wealth Management Americas Financial advisor compensation³	976	992	913	(2)	7	2,956	2,733
of which: other personnel expenses⁴	606	586	606	3	0	1,809	1,799
General and administrative expenses	1,617	1,347	1,752	20	(8)	4,347	4,761
of which: net expenses for provisions for litigation, regulatory and similar matters	197	9	419		(53)	239	530
of which: other general and administrative expenses	1,420	1,338	1,333	6	7	4,108	4,231
Depreciation and impairment of property, equipment and software	254	249	247	2	3	755	730
Amortization and impairment of intangible assets	16	16	23	0	(30)	53	70
Total operating expenses (adjusted)	5,639	5,509	5,708	2	(1)	16,747	16,836

1 Consists of restructuring expenses. Refer to “Note 16 Changes in organization” in the “Consolidated financial statements” section of this report for more information.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    4 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Operating expenses: 3Q17 vs 3Q16

Total operating expenses decreased by CHF 228 million or 4% to CHF 5,924 million. Excluding net restructuring expenses of CHF 285 million compared with CHF 444 million, adjusted total operating expenses decreased by CHF 69 million or 1% to CHF 5,639 million.

→   Refer to “Note 16 Changes in organization” in the “Consolidated financial statements” section of this report for more information on restructuring expenses

Personnel expenses

Personnel expenses decreased by CHF 49 million to CHF 3,893 million on a reported basis, mainly as a reduction of CHF 128 million in expenses for salaries and variable compensation was partly offset by a CHF 63 million increase in financial advisor compensation in Wealth Management Americas, primarily reflecting higher compensable revenues and changes we announced in 2016 to our financial advisor compensation model, as well as CHF 12 million higher expenses for pension and other post-employment benefit plans. On an adjusted basis, personnel expenses increased by CHF 68 million to CHF 3,753 million, mainly due to the aforementioned increase in financial advisor compensation.

→   Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 179 million to CHF 1,760 million on a reported basis and by CHF 135 million to CHF 1,617 million on an adjusted basis. The decrease in adjusted expenses was mainly driven by CHF 222 million lower net expenses for provisions for litigation, regulatory and similar matters, partly offset by a CHF 31 million increase in expenses for rental and maintenance of IT and other equipment as well as CHF 28 million higher professional fees.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2016 for more information on litigation, regulatory and similar matters

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 256 million compared with CHF 248 million, mainly reflecting higher depreciation expenses related to internally generated capitalized software.

Tax: 3Q17 vs 3Q16

We recognized a net income tax expense of CHF 272 million for the third quarter of 2017 compared with a net income tax expense of CHF 49 million for the third quarter of 2016.

The third quarter 2017 net income tax expense included tax expenses of CHF 446 million in respect of current-year taxable profits. This included current tax expenses of CHF 230 million and deferred tax expenses of CHF 216 million, the latter mainly representing amortization of prior-year Swiss tax loss and temporary difference deferred tax assets (DTAs). The third quarter 2017 net income tax expense also included a net upward revaluation of DTAs of CHF 174 million. This net benefit reflected an increase in US DTAs of CHF 224 million, partly offset by a net write-down of Swiss DTAs of CHF 50 million. The increase in US DTAs was primarily driven by higher profit forecasts for Wealth Management Americas. The write-down of Swiss DTAs primarily reflected a reduction in the effective tax rate at which the Swiss DTAs are measured, resulting from a change in the mix of forecast profits principally between operating income and dividends.

In the fourth quarter of 2017, we expect to recognize a further net upward revaluation of DTAs, representing approximately 25% of the full-year revaluation, as adjusted for any further revaluations that may be required following the finalization of the business plans in the quarter.

For 2018, we currently forecast a full-year tax rate in the range of 20%−25%, excluding any effect on the tax rate from the reassessment of DTAs or any statutory tax rate changes. Any reduction in the US federal tax rate, depending on the extent of the reduction, could significantly impact the effective tax rate in the period in which it is enacted. Such a rate reduction would reduce the expected tax savings from tax loss carry-forwards and deductible temporary differences in the US and would therefore result in a write-down of the associated DTAs. Based on our current approach for DTA measurement, we expect a CHF 0.2 billion decrease in the Group’s DTAs, including the Swiss DTA effects of a US tax rate reduction, for every percentage point reduction in the US federal corporate income tax rate.

→   Refer to “Note 7 Income taxes” in the “Consolidated financial statements” section of this report for more information

Group performance

Total comprehensive income attributable to shareholders: 3Q17 vs 3Q16

Total comprehensive income attributable to shareholders was CHF 1,543 million compared with CHF 184 million. Net profit attributable to shareholders was CHF 946 million compared with CHF 827 million, while other comprehensive income (OCI) attributable to shareholders was positive CHF 596 million compared with negative CHF 643 million.

In the third quarter of 2017, foreign currency translation OCI was positive CHF 603 million, primarily resulting from the strengthening of the US dollar and the euro against the Swiss franc, as well as the recognition of a CHF 226 million tax benefit. OCI related to foreign currency translation was negative CHF 61 million in the same quarter last year.

OCI associated with financial assets classified as available for sale was positive CHF 24 million compared with negative CHF 21 million and mainly reflected net unrealized gains in debt and equity instruments.

OCI related to own credit on financial liabilities designated at fair value was negative CHF 36 million compared with negative CHF 25 million and mainly reflected tightening credit spreads.

OCI related to cash flow hedges was negative CHF 118 million, mainly reflecting a decrease in unrealized gains on hedging derivatives resulting from increases in the respective long-term interest rates. In the third quarter of 2016, OCI related to cash flow hedges was negative CHF 326 million.

Defined benefit plan OCI was positive CHF 123 million compared with negative CHF 209 million. We recorded net pre-tax OCI gains of CHF 144 million related to our non-Swiss pension plans, primarily in the UK, reflecting OCI gains related to a decrease in the defined benefit obligation, primarily driven by an increase in the applicable discount rate, and due to an increase in the fair value of the underlying plan assets. Net pre-tax OCI related to the Swiss pension plan was negative CHF 15 million.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 26 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2016 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 September 2017, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.6 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.3 billion would result from changes in US dollar interest rates.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately CHF 1.6 billion recognized in OCI, of which approximately CHF 1.4 billion would result from changes in US dollar interest rates. Since the majority of this effect on shareholders’ equity is related to cash flow hedge OCI, which is not recognized for the purposes of calculating regulatory capital, the immediate effect on regulatory capital would be an increase of approximately CHF 0.2 billion, primarily related to the estimated effect on pension fund assets and liabilities.

The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets available for sale. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Net profit attributable to non-controlling interests:
3Q17 vs 3Q16

Net profit attributable to non-controlling interests was CHF 2 million compared with CHF 1 million. We currently expect to attribute approximately CHF 25 million to non-controlling interests in the fourth quarter of 2017. From 2018, we expect net profit attributable to non-controlling interests to be less than CHF 10 million per year.

Key figures and personnel

Return on tangible equity: 3Q17 vs 3Q16

The annualized return on tangible equity (RoTE) was 8.3% compared with 7.3%. On an adjusted basis, the annualized RoTE was 10.2% compared with 10.1%.

Cost / income ratio: 3Q17 vs 3Q16

The cost / income ratio was 83.0% compared with 87.5%. On an adjusted basis, the cost / income ratio was 79.0% compared with 81.4%.

Risk-weighted assets: 3Q17 vs 2Q17

Our fully applied RWA were broadly unchanged at CHF 238 billion.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 capital ratio: 3Q17 vs 2Q17

Our fully applied common equity tier 1 (CET1) capital ratio increased 0.2 percentage points to 13.7% as of 30 September 2017, reflecting an increase in CET1 capital of CHF 0.7 billion, partly offset by a CHF 1 billion increase in RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 3Q17 vs 2Q17

During the third quarter of 2017, our fully applied leverage ratio denominator increased by CHF 24 billion to CHF 885 billion, primarily due to asset size and other movements of CHF 13 billion and currency effects of CHF 12 billion.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 3Q17 vs 2Q17

Our fully applied going concern leverage ratio was stable at 4.7%.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended			As of or year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16

Net profit
Net profit attributable to shareholders	946	1,174	827	3,389	2,568
Amortization and impairment of intangible assets	16	16	23	53	70
Pre-tax adjusting items¹˒²	285	173	423	702	994
Tax effect on adjusting items³	(63)	(38)	(93)	(154)	(219)
Adjusted net profit attributable to shareholders	1,184	1,325	1,180	3,990	3,413
of which: deferred tax (expense) / benefit	(42)	(133)	155	(306)	(87)
Adjusted net profit attributable to shareholders excluding deferred taxes	1,226	1,458	1,025	4,296	3,500

Equity
Equity attributable to shareholders	53,493	51,744	53,300	53,493	53,300
Less: goodwill and intangible assets	6,388	6,226	6,345	6,388	6,345
Tangible equity attributable to shareholders	47,105	45,518	46,955	47,105	46,955
Less: deferred tax assets not eligible as CET1 capital⁴	9,502	9,319	9,783	9,502	9,783
Tangible equity attributable to shareholders excluding deferred tax assets	37,603	36,199	37,172	37,603	37,172

Return on equity
Return on equity (%)	7.2	8.9	6.2	8.5	6.3
Return on tangible equity (%)	8.3	10.3	7.3	9.8	7.4
Adjusted return on tangible equity (%)¹	10.2	11.4	10.1	11.4	9.6
Adjusted return on tangible equity excluding deferred tax assets (%)¹	13.3	15.9	11.1	15.5	12.3

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    4 Deferred tax assets that do not qualify as CET1 capital, reflecting deferred tax assets recognized for tax loss carry-forwards of CHF 8,221 million as of 30 September 2017 (30 June 2017: CHF 8,207 million; 30 September 2016: CHF 7,750 million) as well as deferred tax assets on temporary differences, excess over threshold of CHF 1,281 million as of 30 September 2017 (30 June 2017: CHF 1,112 million; 30 September 2016: CHF 2,033 million), in accordance with fully applied Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Group performance

Net new money¹
	For the quarter ended			Year-to-date
CHF billion	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Wealth Management	4.6	13.7	9.4	36.9	30.9
Wealth Management Americas	(2.2)	(6.2)	0.8	(6.4)	16.7
Asset Management	15.3	10.7	2.5	48.9	(8.1)
of which: excluding money market flows	8.5	10.2	2.0	38.3	(12.7)
of which: money market flows	6.8	0.5	0.4	10.5	4.5
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.9.17	30.6.17	30.9.16	30.6.17	30.9.16
Wealth Management	1,100	1,039	967	6	14
Wealth Management Americas	1,164	1,122	1,074	4	8
Asset Management	744	703	650	6	14
of which: excluding money market funds	670	636	588	5	14
of which: money market funds	74	67	62	10	19

Personnel: 3Q17 vs 2Q17

We employed 60,796 personnel as of 30 September 2017, a net increase of 1,326 compared with 30 June 2017. Corporate Center – Services personnel increased by 1,060, primarily due to the insourcing of certain activities from third-party vendors to our Business Solution Centers and higher staffing levels for strategic and regulatory initiatives. Wealth Management personnel increased by 101, primarily due to acquisitions. In addition, Investment Bank personnel and Personal & Corporate Banking personnel increased by 81 and 45, respectively.

Results: 9M17 vs 9M16

Profit before tax increased by CHF 1,068 million or 32% to CHF 4,412 million. Operating income increased by CHF 680 million or 3%, mainly reflecting CHF 656 million higher net fee and commission income and a CHF 187 million increase in combined net interest and trading income, partly offset by a CHF 138 million decrease in other income. Operating expenses decreased by CHF 388 million or 2%, due to CHF 515 million lower general and administrative expenses, partly offset by a CHF 115 million increase in personnel expenses.

On an adjusted basis, profit before tax increased by CHF 776 million or 18%, driven by higher operating income.

Adjusted operating income increased by CHF 687 million or 3%, mainly reflecting CHF 656 million higher net fee and commission income, primarily due to a CHF 335 million increase in portfolio management and advisory fees, mainly in Wealth Management Americas, and CHF 304 million higher underwriting fees, largely in the Investment Bank. Furthermore, combined net interest and trading income increased by CHF 187 million, primarily due to CHF 185 million higher net interest income in Wealth Management Americas and a CHF 78 million increase in net trading income in Wealth Management, partly offset by CHF 97 million lower net interest income in Personal & Corporate Banking. Adjusted other income decreased by CHF 131 million, mainly due to lower gains on sales of financial assets available for sale.

Adjusted operating expenses decreased by CHF 89 million or 1%, primarily due to a CHF 414 million decrease in adjusted general and administrative expenses, mainly reflecting CHF 291 million lower net expenses for provisions for litigation, regulatory and similar matters, a CHF 71 million UK bank levy credit related to prior years that was recognized in the first nine months of 2017 and a CHF 57 million decrease in expenses for marketing and public relations. This was partly offset by a CHF 319 million increase in adjusted personnel expenses, primarily due to a CHF 223 million increase in financial advisor compensation in Wealth Management Americas and higher expenses for variable compensation.

Disposals in 4Q17

In the third quarter of 2017, Hana Financial Group, our partner in South Korea, exercised a 10-year buyout option to acquire UBS Asset Management’s 51% stake in UBS Hana Asset Management. This transaction is expected to close in the fourth quarter of 2017, subject to regulatory and other approvals. In the fourth quarter of 2017, we currently expect to recognize a pre-tax gain on sale of approximately CHF 40 million in Asset Management and a foreign currency translation loss of around CHF 85 million in Corporate Center – Group ALM. Consistent with past practice, these amounts will be treated as adjusting items. The release of foreign currency translation losses from equity to profit and loss does not affect total shareholders’ equity or regulatory capital.

On 1 October 2017, UBS completed the sale of Asset Management’s fund administration servicing units in Luxembourg and Switzerland to Northern Trust, resulting in a pre-tax gain on sale of approximately CHF 140 million. This gain will be recognized in the income statement within Asset Management in the fourth quarter of 2017 and will be treated as an adjusting item for the purpose of calculating adjusted results.

Outlook

We expect the global economic recovery to strengthen further, but geopolitical tensions and macroeconomic uncertainty still pose risks to client sentiment. In particular, high asset prices, uncertainty over central bank balance sheet and interest rate policies, seasonality factors and the persistence of low volatility may continue to affect overall client activity. Low and negative interest rates, particularly in Switzerland and the eurozone, put pressure on net interest margins, which may be partly offset by the effect of a further normalization of US monetary policy. Implementing Switzerland’s new bank capital standards and further changes to national and international regulatory frameworks for banks will result in increased capital requirements, funding and operating costs. UBS is well positioned to mitigate these challenges and benefit from further improvements in market conditions.

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Net interest income	598	568	582	5	3	1,725	1,744
Recurring net fee income²	926	890	891	4	4	2,701	2,675
Transaction-based income³	373	416	334	(10)	12	1,268	1,083
Other income	18	7	6	157	200	31	13
Income	1,915	1,882	1,812	2	6	5,726	5,514
Credit loss (expense) / recovery	1	0	(3)			0	(4)
Total operating income	1,915	1,882	1,809	2	6	5,726	5,510
Personnel expenses	593	598	600	(1)	(1)	1,786	1,806
General and administrative expenses	163	126	124	29	31	420	392
Services (to) / from Corporate Center and other business divisions	571	574	579	(1)	(1)	1,707	1,727
of which: services from CC – Services	557	556	557	0	0	1,648	1,664
Depreciation and impairment of property, equipment and software	1	1	0	0		2	2
Amortization and impairment of intangible assets	1	1	1	0	0	3	3
Total operating expenses	1,328	1,300	1,305	2	2	3,918	3,930
Business division operating profit / (loss) before tax	587	582	504	1	16	1,808	1,580

Adjusted results⁴
Total operating income as reported	1,915	1,882	1,809	2	6	5,726	5,510
of which: gain / (loss) on sales of subsidiaries and businesses							(23)
of which: gain on sale of financial assets available for sale⁵							21
Total operating income (adjusted)	1,915	1,882	1,809	2	6	5,726	5,512
Total operating expenses as reported	1,328	1,300	1,305	2	2	3,918	3,930
of which: personnel-related restructuring expenses	12	14	28			27	38
of which: non-personnel-related restructuring expenses	22	16	10			49	30
of which: restructuring expenses allocated from CC – Services	80	79	101			235	236
Total operating expenses (adjusted)	1,214	1,191	1,166	2	4	3,606	3,626
Business division operating profit / (loss) before tax as reported	587	582	504	1	16	1,808	1,580
Business division operating profit / (loss) before tax (adjusted)	701	691	643	1	9	2,120	1,886

Key performance indicators⁶
Pre-tax profit growth (%)	16.5	12.4	(21.1)			14.4	(32.7)
Cost / income ratio (%)	69.3	69.1	72.0			68.4	71.3
Net new money growth (%)	1.8	5.4	4.0			5.0	4.4
Gross margin on invested assets (bps)	72	73	76	(1)	(5)	74	78
Net margin on invested assets (bps)	22	23	21	(4)	5	23	22

Adjusted key performance indicators⁴˒⁶
Pre-tax profit growth (%)	9.0	14.0	(7.9)			12.4	(18.8)
Cost / income ratio (%)	63.4	63.3	64.3			63.0	65.7
Net new money growth (%)	1.8	5.4	4.0			5.0	4.4
Gross margin on invested assets (bps)	72	73	76	(1)	(5)	74	78
Net margin on invested assets (bps)	26	27	27	(4)	(4)	27	27

Wealth Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Additional information
Recurring income⁷	1,524	1,458	1,473	5	3	4,426	4,418
Recurring income as a percentage of income (%)	79.6	77.5	81.3			77.3	80.1
Average attributed equity (CHF billion)⁸	6.2	6.1	3.5	2	77	6.1	3.5
Return on attributed equity (%)⁸	37.8	38.2	57.6			39.5	60.2
Return on attributed tangible equity (%)⁸	48.4	48.8				50.7
Risk-weighted assets (CHF billion)⁸	30.4	29.9	26.1	2	16	30.4	26.1
of which: held by Wealth Management (CHF billion)	29.1	28.5	26.1	2	11	29.1	26.1
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁹	1.3	1.4		(7)		1.3
Leverage ratio denominator (CHF billion)⁸	173.1	170.4	117.9	2	47	173.1	117.9
of which: held by Wealth Management (CHF billion)	124.0	119.3	117.9	4	5	124.0	117.9
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁹	49.2	51.2		(4)		49.2
Goodwill and intangible assets (CHF billion)	1.4	1.3	1.3	8	8	1.4	1.3
Net new money (CHF billion)	4.6	13.7	9.4			36.9	30.9
Invested assets (CHF billion)	1,100	1,039	967	6	14	1,100	967
Client assets (CHF billion)	1,283	1,214	1,144	6	12	1,283	1,144
Loans, gross (CHF billion)	110.5	106.7	102.6	4	8	110.5	102.6
Due to customers (CHF billion)	191.9	191.6	190.7	0	1	191.9	190.7
Personnel (full-time equivalents)	9,653	9,552	9,918	1	(3)	9,653	9,918
Client advisors (full-time equivalents)	3,820	3,783	3,924	1	(3)	3,820	3,924

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects a gain on the sale of our investment in Visa Europe.    6 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    7 Recurring income consists of net interest income and recurring net fee income.    8 Refer to the “Capital management” section of this report for more information.    9 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 30.9.17	Europe	Asia Pacific	Switzerland	Emerging markets	Total	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	0.4	2.8	2.3	(0.5)	5.0	4.8	(0.5)
Net new money growth (%)	0.4	3.5	4.8	(1.3)	1.9	3.2	(1.9)
Invested assets (CHF billion)	387	345	200	166	1,098	635	112
Client advisors (full-time equivalents)	1,282	1,028	735	668	3,713	800⁴

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure and excluding minor functions with 107 client advisors and CHF 2 billion of invested assets and CHF 0.4 billion of net new money outflows in the third quarter of 2017.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 3Q17 vs 3Q16

Profit before tax increased by CHF 83 million or 16% to CHF 587 million and adjusted profit before tax increased by CHF 58 million or 9% to CHF 701 million, reflecting higher operating income.

Operating income

Total operating income increased by CHF 106 million or 6% to CHF 1,915 million, driven by increases across all income lines.

Net interest income increased by CHF 16 million to CHF 598 million, primarily due to higher deposit revenues, mostly reflecting higher short-term US dollar interest rates, as well as an increase in lending revenues. This was partly offset by lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher allocated funding costs for long-term debt that contributes to total loss-absorbing capacity and lower banking book interest income.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 35 million to CHF 926 million, driven by higher average invested assets and increases in discretionary and advisory mandate penetration. These factors were partly offset by the effects of cross-border outflows.

Transaction-based income increased by CHF 39 million to CHF 373 million, across all regions and most products, mainly due to increased client activity, most notably in Asia Pacific.

Other income increased by CHF 12 million to CHF 18 million, largely resulting from the sale of our domestic business in the Netherlands.

Operating expenses

Total operating expenses increased by CHF 23 million or 2% to CHF 1,328 million and adjusted operating expenses increased by CHF 48 million or 4% to CHF 1,214 million. Personnel expenses decreased by CHF 7 million to CHF 593 million, while adjusted personnel expenses increased by CHF 9 million to CHF 581 million. General and administrative expenses increased by CHF 39 million to CHF 163 million and increased by CHF 27 million to CHF 141 million on an adjusted basis, predominantly driven by higher net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions decreased by CHF 8 million to CHF 571 million, while adjusted net expenses increased by CHF 13 million to CHF 491 million, mainly due to higher costs related to strategic and regulatory initiatives.

Net new money: 3Q17 vs 3Q16

Net new money was CHF 4.6 billion compared with CHF 9.4 billion, resulting in an annualized net new money growth rate of 1.8% compared with 4.0%. Cross-border-related net outflows were CHF 2.5 billion and Europe, emerging markets and Switzerland experienced combined outflows of CHF 2.5 billion following the introduction of fees for large euro-denominated deposits. Net new money from ultra high net worth clients was CHF 4.8 billion compared with CHF 6.6 billion.

Invested assets: 3Q17 vs 2Q17

Invested assets increased by CHF 61 billion to CHF 1,100 billion, mainly due to positive market performance of CHF 33 billion, positive foreign currency translation effects of CHF 18 billion, an increase of CHF 5 billion driven by acquisitions of subsidiaries and businesses and net new money of CHF 5 billion. Discretionary and advisory mandate penetration increased to 29.2% from 28.5%.

Results: 9M17 vs 9M16

Profit before tax increased by CHF 228 million or 14% to CHF 1,808 million and adjusted profit before tax increased by CHF 234 million or 12% to CHF 2,120 million, mainly reflecting higher operating income.

Total operating income increased by CHF 216 million or 4% to CHF 5,726 million. The second quarter of 2016 included a loss on the sale of a subsidiary and a gain on the sale of our investment in Visa Europe. Excluding these items, adjusted operating income increased by CHF 214 million or 4%, reflecting higher transaction-based income.

Net interest income decreased by CHF 19 million to CHF 1,725 million, primarily due to lower treasury-related income from Corporate Center – Group ALM, partly offset by higher deposit revenues, mainly reflecting higher short-term US dollar interest rates.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 26 million to CHF 2,701 million, driven by higher average invested assets and increases in discretionary and advisory mandate penetration. These factors were partly offset by the effects of cross-border outflows, shifts into retrocession-free products and our exit from the Australian domestic business.

Transaction-based income increased by CHF 185 million to CHF 1,268 million, across most products, mainly due to increased client activity, most notably in Asia Pacific.

Other income increased by CHF 18 million to CHF 31 million, largely resulting from the sale of our domestic business in the Netherlands.

Total operating expenses decreased by CHF 12 million to CHF 3,918 million and adjusted operating expenses decreased by CHF 20 million to CHF 3,606 million. Personnel expenses decreased by CHF 20 million to CHF 1,786 million and decreased by CHF 9 million to CHF 1,759 million on an adjusted basis, driven by a decrease in staff levels reflecting our cost reduction programs, partly offset by higher variable compensation expenses. General and administrative expenses increased by CHF 28 million to CHF 420 million and increased by CHF 9 million to CHF 371 million on an adjusted basis, mainly due to higher net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions decreased by CHF 20 million to CHF 1,707 million and adjusted net expenses for services decreased by CHF 19 million to CHF 1,472 million. This decrease was driven by lower expenses from Group Technology and Group Communications and Branding, partly offset by higher costs related to strategic and regulatory initiatives.

Wealth Management Americas

Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Net interest income	432	429	370	1	17	1,271	1,078
Recurring net fee income²	1,341	1,308	1,241	3	8	3,893	3,613
Transaction-based income³	348	390	372	(11)	(6)	1,134	1,102
Other income	6	7	5	(14)	20	17	20
Income	2,128	2,133	1,989	0	7	6,314	5,814
Credit loss (expense) / recovery	(1)	0	0			(3)	(2)
Total operating income	2,126	2,132	1,988	0	7	6,312	5,811
Personnel expenses	1,324	1,316	1,205	1	10	3,924	3,638
Financial advisor compensation⁴	825	830	736	(1)	12	2,446	2,174
Compensation commitments with recruited financial advisors⁵	187	189	201	(1)	(7)	573	609
Salaries and other personnel costs	312	298	268	5	16	905	854
General and administrative expenses	141	183	128	(23)	10	468	410
Services (to) / from Corporate Center and other business divisions	323	319	313	1	3	954	941
of which: services from CC – Services	318	312	310	2	3	938	930
Depreciation and impairment of property, equipment and software	0	1	0	(100)		1	1
Amortization and impairment of intangible assets	11	10	13	10	(15)	32	40
Total operating expenses	1,800	1,828	1,660	(2)	8	5,379	5,029
Business division operating profit / (loss) before tax	326	304	328	7	(1)	933	782

Adjusted results⁶
Total operating income as reported	2,126	2,132	1,988	0	7	6,312	5,811
Total operating income (adjusted)	2,126	2,132	1,988	0	7	6,312	5,811
Total operating expenses as reported	1,800	1,828	1,660	(2)	8	5,379	5,029
of which: personnel-related restructuring expenses	0	0	1			1	6
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	25	26	38			72	105
Total operating expenses (adjusted)	1,775	1,802	1,621	(1)	10	5,306	4,918
Business division operating profit / (loss) before tax as reported	326	304	328	7	(1)	933	782
Business division operating profit / (loss) before tax (adjusted)	351	330	367	6	(4)	1,006	893

Key performance indicators⁷
Pre-tax profit growth (%)	(0.6)	25.6	22.4			19.3	5.5
Cost / income ratio (%)	84.6	85.7	83.5			85.2	86.5
Net new money growth (%)	(0.8)	(2.2)	0.3			(0.8)	2.2
Gross margin on invested assets (bps)	72	73	73	(1)	(1)	73	73
Net margin on invested assets (bps)	11	10	12	10	(8)	11	10

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	(4.4)	17.4	27.9			12.7	10.1
Cost / income ratio (%)	83.4	84.5	81.5			84.0	84.6
Net new money growth (%)	(0.8)	(2.2)	0.3			(0.8)	2.2
Gross margin on invested assets (bps)	72	73	73	(1)	(1)	73	73
Net margin on invested assets (bps)	12	11	13	9	(8)	12	11

Wealth Management Americas – in US dollars (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Additional information
Recurring income⁸	1,774	1,737	1,611	2	10	5,164	4,692
Recurring income as a percentage of income (%)	83.4	81.4	81.0			81.8	80.7
Average attributed equity (USD billion)⁹	6.6	6.8	2.7	(3)	144	6.7	2.6
Return on attributed equity (%)⁹	19.7	18.0	48.6			18.5	40.1
Return on attributed tangible equity (%)⁹	45.0	40.5				42.0
Risk-weighted assets (USD billion)⁹	25.7	26.1	24.0	(2)	7	25.7	24.0
of which: held by Wealth Management Americas (USD billion)	24.7	25.2	24.0	(2)	3	24.7	24.0
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	0.9	1.0		(10)		0.9
Leverage ratio denominator (USD billion)⁹	85.3	85.4	66.4	0	28	85.3	66.4
of which: held by Wealth Management Americas (USD billion)	70.5	69.4	66.4	2	6	70.5	66.4
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	14.8	16.0		(8)		14.8
Goodwill and intangible assets (USD billion)	3.6	3.6	3.7	0	(3)	3.6	3.7
Net new money (USD billion)	(2.3)	(6.4)	0.8			(6.7)	16.7
Net new money including interest and dividend income (USD billion)¹¹	4.1	0.5	6.7			12.4	34.2
Invested assets (USD billion)	1,201	1,169	1,106	3	9	1,201	1,106
Client assets (USD billion)	1,249	1,215	1,155	3	8	1,249	1,155
Loans, gross (USD billion)	53.1	53.0	50.9	0	4	53.1	50.9
Due to customers (USD billion)	74.0	74.9	86.7	(1)	(15)	74.0	86.7
Recruitment loans to financial advisors	2,681	2,754	3,184	(3)	(16)	2,681	3,184
Other loans to financial advisors	579	581	483	0	20	579	483
Personnel (full-time equivalents)	13,505	13,518	13,574	0	(1)	13,505	13,574
Financial advisors (full-time equivalents)	6,861	6,915	7,087	(1)	(3)	6,861	7,087

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.

Wealth Management Americas

Results: 3Q17 vs 3Q16

Profit before tax decreased by USD 2 million or 1% to USD 326 million. Adjusted profit before tax decreased by USD 16 million or 4% to USD 351 million, driven by higher operating expenses, partly offset by higher operating income.

Operating income

Total operating income increased by USD 138 million or 7% to USD 2,126 million, mainly reflecting higher recurring net fee income and net interest income.

Net interest income increased by USD 62 million to USD 432 million, primarily due to an increase in net interest margin on higher short-term US dollar interest rates, as well as higher lending balances. The average mortgage portfolio balance increased 21% and the average securities-backed lending portfolio balance increased 2%.

Recurring net fee income increased by USD 100 million to USD 1,341 million, mainly due to increased invested assets in managed accounts.

Transaction-based income decreased by USD 24 million to USD 348 million due to lower client activity.

Operating expenses

Total operating expenses increased by USD 140 million or 8% to USD 1,800 million and adjusted operating expenses increased by USD 154 million or 10% to USD 1,775 million.

Personnel expenses increased by USD 119 million to USD 1,324 million and increased by USD 120 million on an adjusted basis, mainly due to USD 89 million higher financial advisor compensation, reflecting higher compensable revenues as well as changes we announced in 2016 to our financial advisor compensation model, and to an increase in salaries and other personnel costs. These increases were partly offset by lower expenses for compensation commitments with recruited financial advisors.

General and administrative expenses increased by USD 13 million to USD 141 million, mainly due to higher expenses for travel and entertainment.

Net expenses for services from Corporate Center and other business divisions increased by USD 10 million to USD 323 million and increased by USD 23 million to USD 298 million on an adjusted basis, mainly reflecting higher costs related to Group Technology.

Net new money: 3Q17 vs 3Q16

Net new money outflows were USD 2.3 billion in the third quarter of 2017, mainly reflecting net outflows related to financial advisor attrition, partly offset by inflows from financial advisors employed by UBS for more than one year. In the same quarter last year, net new money was USD 0.8 billion, predominantly related to inflows from financial advisors employed by UBS for more than one year, partly offset by outflows from net recruiting. The annualized net new money growth rate was negative 0.8% compared with positive 0.3%.

Invested assets: 3Q17 vs 2Q17

Invested assets increased by USD 32 billion to USD 1,201 billion, reflecting positive market performance of USD 34 billion, partly offset by net new money outflows of USD 2 billion. Discretionary and advisory mandate penetration increased to 36.3% from 35.8%.

Results: 9M17 vs 9M16

Profit before tax increased by USD 151 million or 19% to USD 933 million and adjusted profit before tax increased by USD 113 million or 13% to USD 1,006 million, driven by higher operating income, partly offset by higher operating expenses.

Total operating income increased by USD 501 million or 9% to USD 6,312 million. Net interest income increased by USD 193 million to USD 1,271 million, reflecting higher US short-term interest rates and higher lending balances. Recurring net fee income increased by USD 280 million to USD 3,893 million, mainly due to higher managed account fees on increased invested assets. Transaction-based income increased by USD 32 million to USD 1,134 million, reflecting higher client activity.

Total operating expenses increased by USD 350 million or 7% to USD 5,379 million and adjusted operating expenses increased by USD 388 million or 8% to USD 5,306 million. Personnel expenses increased by USD 286 million to USD 3,924 million and increased by USD 291 million on an adjusted basis, mainly due to USD 272 million higher financial advisor compensation, reflecting higher compensable revenues as well as changes to our financial advisor compensation model, and to an increase in salaries and other personnel costs, partly offset by lower expenses for compensation commitments with recruited financial advisors. General and administrative expenses increased by USD 58 million to USD 468 million, mainly due to USD 39 million higher net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions increased by USD 13 million to USD 954 million and increased by USD 46 million to USD 882 million on an adjusted basis, mainly reflecting higher costs related to Group Technology.

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Net interest income	417	418	361	0	16	1,244	1,059
Recurring net fee income²	1,295	1,274	1,209	2	7	3,811	3,548
Transaction-based income³	336	379	363	(11)	(7)	1,111	1,083
Other income	5	6	5	(17)	0	16	19
Income	2,053	2,078	1,938	(1)	6	6,182	5,709
Credit loss (expense) / recovery	(1)	0	0			(3)	(2)
Total operating income	2,052	2,077	1,938	(1)	6	6,180	5,706
Personnel expenses	1,277	1,282	1,174	0	9	3,842	3,572
Financial advisor compensation⁴	796	808	717	(1)	11	2,394	2,135
Compensation commitments with recruited financial advisors⁵	180	184	196	(2)	(8)	561	598
Salaries and other personnel costs	301	290	262	4	15	886	839
General and administrative expenses	136	178	125	(24)	9	458	402
Services (to) / from Corporate Center and other business divisions	312	310	305	1	2	934	923
of which: services from CC – Services	307	304	302	1	2	919	913
Depreciation and impairment of property, equipment and software	0	1	0	(100)		1	1
Amortization and impairment of intangible assets	11	10	13	10	(15)	31	39
Total operating expenses	1,737	1,780	1,618	(2)	7	5,266	4,938
Business division operating profit / (loss) before tax	315	297	320	6	(2)	913	768

Adjusted results⁶
Total operating income as reported	2,052	2,077	1,938	(1)	6	6,180	5,706
Total operating income (adjusted)	2,052	2,077	1,938	(1)	6	6,180	5,706
Total operating expenses as reported	1,737	1,780	1,618	(2)	7	5,266	4,938
of which: personnel-related restructuring expenses	0	0	1			1	6
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	24	25	37			71	103
Total operating expenses (adjusted)	1,713	1,755	1,580	(2)	8	5,195	4,829
Business division operating profit / (loss) before tax as reported	315	297	320	6	(2)	913	768
Business division operating profit / (loss) before tax (adjusted)	339	322	358	5	(5)	984	877

Key performance indicators⁷
Pre-tax profit growth (%)	(1.6)	25.3	23.6			18.9	9.1
Cost / income ratio (%)	84.6	85.7	83.5			85.2	86.5
Net new money growth (%)	(0.8)	(2.1)	0.3			(0.8)	2.2
Gross margin on invested assets (bps)	72	73	73	(1)	(1)	72	73
Net margin on invested assets (bps)	11	10	12	10	(8)	11	10

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	(5.3)	17.1	29.2			12.2	13.9
Cost / income ratio (%)	83.4	84.5	81.5			84.0	84.6
Net new money growth (%)	(0.8)	(2.1)	0.3			(0.8)	2.2
Gross margin on invested assets (bps)	72	73	73	(1)	(1)	72	73
Net margin on invested assets (bps)	12	11	13	9	(8)	11	11

Wealth Management Americas

Wealth Management Americas – in Swiss francs (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Additional information
Recurring income⁸	1,712	1,692	1,570	1	9	5,055	4,607
Recurring income as a percentage of income (%)	83.4	81.4	81.0			81.8	80.7
Average attributed equity (CHF billion)⁹	6.4	6.6	2.6	(3)	146	6.6	2.5
Return on attributed equity (%)⁹	19.7	18.0	49.2			18.5	40.4
Return on attributed tangible equity (%)⁹	44.9	40.5				42.0
Risk-weighted assets (CHF billion)⁹	24.9	25.1	23.3	(1)	7	24.9	23.3
of which: held by Wealth Management Americas (CHF billion)	23.9	24.2	23.3	(1)	3	23.9	23.3
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	0.9	0.9		0		0.9
Leverage ratio denominator (CHF billion)⁹	82.6	81.9	64.4	1	28	82.6	64.4
of which: held by Wealth Management Americas (CHF billion)	68.3	66.6	64.4	3	6	68.3	64.4
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	14.4	15.3		(6)		14.4
Goodwill and intangible assets (CHF billion)	3.5	3.5	3.6	0	(3)	3.5	3.6
Net new money (CHF billion)	(2.2)	(6.2)	0.8			(6.4)	16.7
Net new money including interest and dividend income (CHF billion)¹¹	4.0	0.5	6.5			12.2	33.9
Invested assets (CHF billion)	1,164	1,122	1,074	4	8	1,164	1,074
Client assets (CHF billion)	1,209	1,166	1,121	4	8	1,209	1,121
Loans, gross (CHF billion)	51.5	50.9	49.5	1	4	51.5	49.5
Due to customers (CHF billion)	71.6	71.8	84.1	0	(15)	71.6	84.1
Recruitment loans to financial advisors	2,597	2,643	3,092	(2)	(16)	2,597	3,092
Other loans to financial advisors	561	557	469	1	20	561	469
Personnel (full-time equivalents)	13,505	13,518	13,574	0	(1)	13,505	13,574
Financial advisors (full-time equivalents)	6,861	6,915	7,087	(1)	(3)	6,861	7,087

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center − Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.

Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Net interest income	522	525	541	(1)	(4)	1,561	1,658
Recurring net fee income²	149	151	144	(1)	3	439	423
Transaction-based income³	285	272	274	5	4	819	772
Other income	16	16	38	0	(58)	68	188
Income	972	963	996	1	(2)	2,886	3,042
Credit loss (expense) / recovery	(2)	(28)	0	(93)		(23)	2
Total operating income	971	935	995	4	(2)	2,864	3,043
Personnel expenses	211	225	211	(6)	0	648	636
General and administrative expenses	68	75	63	(9)	8	203	185
Services (to) / from Corporate Center and other business divisions	277	277	264	0	5	819	825
of which: services from CC – Services	300	294	294	2	2	887	902
Depreciation and impairment of property, equipment and software	3	3	3	0	0	9	11
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	559	579	542	(3)	3	1,678	1,657
Business division operating profit / (loss) before tax	411	356	453	15	(9)	1,185	1,386

Adjusted results⁴
Total operating income as reported	971	935	995	4	(2)	2,864	3,043
of which: gains related to investments in associates			21				21
of which: gain on sale of financial assets available for sale⁵							102
Total operating income (adjusted)	971	935	974	4	0	2,864	2,920
Total operating expenses as reported	559	579	542	(3)	3	1,678	1,657
of which: personnel-related restructuring expenses	1	2	0			6	1
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	24	21	40			62	94
Total operating expenses (adjusted)	534	556	501	(4)	7	1,611	1,562
Business division operating profit / (loss) before tax as reported	411	356	453	15	(9)	1,185	1,386
Business division operating profit / (loss) before tax (adjusted)	436	379	473	15	(8)	1,252	1,358

Key performance indicators⁶
Pre-tax profit growth (%)	(9.3)	(33.3)	(2.8)			(14.5)	7.4
Cost / income ratio (%)	57.5	60.1	54.4			58.1	54.5
Net interest margin (bps)	157	157	161	0	(2)	156	164
Net new business volume growth for personal banking (%)	3.7	4.5	3.5			5.0	3.8

Adjusted key performance indicators⁴˒⁶
Pre-tax profit growth (%)	(7.8)	(18.1)	10.5			(7.8)	5.8
Cost / income ratio (%)	54.9	57.7	51.4			55.8	53.5
Net interest margin (bps)	157	157	161	0	(2)	156	164
Net new business volume growth for personal banking (%)	3.7	4.5	3.5			5.0	3.8

Personal & Corporate Banking

Personal & Corporate Banking (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Additional information
Average attributed equity (CHF billion)⁷	6.2	6.1	4.1	2	51	6.1	4.1
Return on attributed equity (%)⁷	26.7	23.4	44.2			25.9	45.4
Return on attributed tangible equity (%)⁷	26.7	23.4				25.9
Risk-weighted assets (CHF billion)⁷	48.3	47.9	41.3	1	17	48.3	41.3
of which: held by Personal & Corporate Banking (CHF billion)	47.3	46.9	41.3	1	15	47.3	41.3
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁸	1.1	1.1		0		1.1
Leverage ratio denominator (CHF billion)⁷	188.7	188.7	151.0	0	25	188.7	151.0
of which: held by Personal & Corporate Banking (CHF billion)	149.8	149.5	151.0	0	(1)	149.8	151.0
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁸	38.9	39.2		(1)		38.9
Business volume for personal banking (CHF billion)	154	153	149	1	3	154	149
Net new business volume for personal banking (CHF billion)	1.4	1.7	1.3			5.6	4.2
Client assets (CHF billion)⁹	663	651	617	2	7	663	617
Loans, gross (CHF billion)	133.1	132.8	134.4	0	(1)	133.1	134.4
Due to customers (CHF billion)	135.4	135.0	133.2	0	2	135.4	133.2
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.3	92.6	92.6			92.3	92.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.5	0.5	0.6			0.5	0.6
Personnel (full-time equivalents)	5,117	5,072	5,152	1	(1)	5,117	5,152

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects a gain on the sale of our investment in Visa Europe.    6 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    9 In the second quarter of 2017, Personal & Corporate Banking implemented changes in its organizational structure for asset servicing of large institutional clients. As a result, we have changed our presentation of client assets within Personal & Corporate Banking to include custody assets of certain corporate clients serviced by Personal & Corporate Banking. This resulted in an increase in client assets of CHF 168 billion as of 30 September 2016. The change in presentation had no impact on invested assets or net new money attributable to Personal & Corporate Banking, the Group or any of its other business divisions.    10 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 3Q17 vs 3Q16

Profit before tax decreased by CHF 42 million or 9% to CHF 411 million and adjusted profit before tax decreased by CHF 37 million or 8% to CHF 436 million, mainly driven by higher operating expenses.

Operating income

Total operating income decreased by CHF 24 million or 2% to CHF 971 million. Excluding gains of CHF 21 million related to investments in associates in the third quarter of 2016, adjusted operating income was broadly stable, as lower net interest income was mostly offset by higher transaction-based income and recurring net fee income.

Net interest income decreased by CHF 19 million to CHF 522 million, mainly due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher allocated funding costs for long-term debt that contributes to total loss-absorbing capacity (TLAC) and lower banking book interest income. This was partly offset by higher deposit revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 5 million to CHF 149 million, mainly due to higher custody revenues.

Transaction-based income increased by CHF 11 million to CHF 285 million, mainly reflecting higher revenues from foreign exchange transactions.

Other income decreased by CHF 22 million to CHF 16 million, mainly due to the aforementioned gains of CHF 21 million related to investments in associates in the third quarter of 2016.

Net credit loss expense was CHF 2 million compared with CHF 0 million.

Operating expenses

Total operating expenses increased by CHF 17 million or 3% to CHF 559 million and adjusted operating expenses increased by CHF 33 million or 7% to CHF 534 million, primarily as net expenses for services from Corporate Center and other business divisions increased by CHF 29 million on an adjusted basis, mainly reflecting higher expenses for services from Group Technology and for strategic and regulatory initiatives.

Net new business volume growth for personal banking:
3Q17 vs 3Q16

The annualized net new business volume growth rate for our personal banking business was 3.7% compared with 3.5%. Net new client assets and, to a lesser extent, net new loans were positive.

Results: 9M17 vs 9M16

Profit before tax decreased by CHF 201 million or 15% to CHF 1,185 million and adjusted profit before tax decreased by CHF 106 million or 8% to CHF 1,252 million, mainly reflecting lower net interest income.

Total operating income decreased by CHF 179 million or 6% to CHF 2,864 million. Excluding a gain of CHF 102 million on the sale of our investment in Visa Europe in the second quarter of 2016 and the aforementioned gains related to investments in associates in the third quarter of 2016, adjusted operating income decreased by CHF 56 million or 2%. Net interest income decreased by CHF 97 million to CHF 1,561 million, driven by lower treasury-related income from Corporate Center – Group ALM, reflecting higher allocated funding costs for long-term debt that contributes to TLAC and lower banking book interest income.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 16 million to CHF 439 million, mainly reflecting higher custody revenues. Transaction-based income increased by CHF 47 million to CHF 819 million, mainly due to higher revenues from foreign exchange transactions and credit card fees. Excluding the aforementioned gains on our investments in Visa Europe and associates, adjusted other income was broadly stable at CHF 68 million. Net credit loss expense was CHF 23 million compared with a net recovery of CHF 2 million in the prior year. The net expense in the first nine months of 2017 was mainly related to allowances for newly impaired positions across a range of sectors. In the prior year, net recoveries related to previously impaired positions were almost entirely offset by expenses for allowances for newly impaired positions.

Total operating expenses increased by CHF 21 million or 1% to CHF 1,678 million and adjusted operating expenses increased by CHF 49 million or 3% to CHF 1,611 million. This was mainly driven by CHF 26 million higher adjusted net expenses for services from Corporate Center and other business divisions, primarily reflecting higher expenses for strategic and regulatory initiatives. General and administrative expenses increased by CHF 18 million to CHF 203 million, mainly reflecting higher IT project-related costs.

Asset Management

Asset Management

Asset Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Net management fees²	456	443	437	3	4	1,322	1,341
Performance fees	38	36	44	6	(14)	100	91
Total operating income	494	479	481	3	3	1,422	1,432
Personnel expenses	185	196	196	(6)	(6)	542	563
General and administrative expenses	52	52	56	0	(7)	161	170
Services (to) / from Corporate Center and other business divisions	128	120	124	7	3	375	386
of which: services from CC – Services	137	131	130	5	5	403	404
Depreciation and impairment of property, equipment and software	0	0	0			1	1
Amortization and impairment of intangible assets	1	1	1	0	0	3	3
Total operating expenses	366	369	377	(1)	(3)	1,082	1,124
Business division operating profit / (loss) before tax	127	110	104	15	22	340	308

Adjusted results³
Total operating income as reported	494	479	481	3	3	1,422	1,432
Total operating income (adjusted)	494	479	481	3	3	1,422	1,432
Total operating expenses as reported	366	369	377	(1)	(3)	1,082	1,124
of which: personnel-related restructuring expenses	6	3	9			11	14
of which: non-personnel-related restructuring expenses	5	6	2			16	9
of which: restructuring expenses allocated from CC – Services	15	15	24			43	65
Total operating expenses (adjusted)	340	346	343	(2)	(1)	1,012	1,036
Business division operating profit / (loss) before tax as reported	127	110	104	15	22	340	308
Business division operating profit / (loss) before tax (adjusted)	153	133	138	15	11	410	396

Key performance indicators⁴
Pre-tax profit growth (%)	22.1	(3.5)	(8.8)			10.4	(25.4)
Cost / income ratio (%)	74.1	77.0	78.4			76.1	78.5
Net new money growth excluding money market flows (%)	5.3	6.5	1.4			8.6	(2.9)
Gross margin on invested assets (bps)	27	27	30	0	(10)	27	30
Net margin on invested assets (bps)	7	6	6	17	17	6	6

Adjusted key performance indicators³˒⁴
Pre-tax profit growth (%)	10.9	(10.1)	0.7			3.5	(13.3)
Cost / income ratio (%)	68.8	72.2	71.3			71.2	72.3
Net new money growth excluding money market flows (%)	5.3	6.5	1.4			8.6	(2.9)
Gross margin on invested assets (bps)	27	27	30	0	(10)	27	30
Net margin on invested assets (bps)	8	8	9	0	(11)	8	8

Information by business line / asset class
Net new money (CHF billion)
Equities	2.6	4.0	(2.6)			16.5	(4.6)
Fixed Income	12.0	2.6	5.6			24.3	(2.5)
of which: money market	6.8	0.5	0.4			10.5	4.5
Multi Assets & Solutions	(0.4)	2.5	(0.3)			3.7	(2.4)
Hedge Fund Businesses	0.8	0.8	(0.8)			2.3	0.0
Real Estate & Private Markets	0.2	0.7	0.6			2.0	1.4
Total net new money	15.3	10.7	2.5			48.9	(8.1)

Asset Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Invested assets (CHF billion)
Equities	272	255	217	7	25	272	217
Fixed Income	233	217	211	7	10	233	211
of which: money market	74	67	62	10	19	74	62
Multi Assets & Solutions	128	124	121	3	6	128	121
Hedge Fund Businesses	41	39	38	5	8	41	38
Real Estate & Private Markets	70	68	64	3	9	70	64
Total invested assets	744	703	650	6	14	744	650
of which: passive strategies	266	247	198	8	34	266	198

Information by region
Invested assets (CHF billion)
Americas	177	164	153	8	16	177	153
Asia Pacific	152	144	130	6	17	152	130
Europe, Middle East and Africa	167	156	142	7	18	167	142
Switzerland	248	239	226	4	10	248	226
Total invested assets	744	703	650	6	14	744	650

Information by channel
Invested assets (CHF billion)
Third-party institutional	461	436	389	6	19	461	389
Third-party wholesale	78	75	74	4	5	78	74
UBS’s wealth management businesses	205	192	187	7	10	205	187
Total invested assets	744	703	650	6	14	744	650

Assets under administration
Assets under administration (CHF billion)⁵	527	441	424	20	24	527	424
Net new assets under administration (CHF billion)⁶	70.3	(0.8)	(2.4)			77.9	7.9
Gross margin on assets under administration (bps)	3	3	3	0	0	3	3

Additional information
Average attributed equity (CHF billion)⁷	1.7	1.7	1.4	0	21	1.7	1.4
Return on attributed equity (%)⁷	30.3	26.1	29.7			26.7	29.3
Return on attributed tangible equity (%)⁷	166.0	144.3				145.7
Risk-weighted assets (CHF billion)⁷	4.1	4.1	3.7	0	11	4.1	3.7
of which: held by Asset Management (CHF billion)	4.0	4.0	3.7	0	8	4.0	3.7
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	0.1	0.1		0		0.1
Leverage ratio denominator (CHF billion)⁷	4.7	4.4	2.5	7	88	4.7	2.5
of which: held by Asset Management (CHF billion)	2.6	2.5	2.5	4	4	2.6	2.5
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	2.1	1.9		11		2.1
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0	1.4	1.4
Personnel (full-time equivalents)	2,354	2,300	2,326	2	1	2,354	2,326

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses, and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    5 Includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    6 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Asset Management

Results: 3Q17  vs 3Q16

Profit before tax increased by CHF 23 million or 22% to CHF 127 million and adjusted profit before tax increased by CHF 15 million or 11% to CHF 153 million, mainly reflecting higher operating income.

Operating income

Total operating income increased by CHF 13 million or 3% to CHF 494 million. Net management fees increased by CHF 19 million to CHF 456 million, mainly due to higher average invested assets, partly offset by ongoing margin compression due to client shifts to passive investment allocation strategies and increased custody fees recognized as contra-revenues. Performance fees decreased by CHF 6 million to CHF 38 million relative to a strong third quarter in 2016, driven by our hedge fund businesses and Real Estate, partly offset by an increase in Equities.

As of 30 September 2017, approximately 85% of performance fee-eligible assets within our hedge fund businesses exceeded high-water marks compared with 38%, reflecting solid performance in our multi- and single-manager hedge funds.

Operating expenses

Total operating expenses decreased by CHF 11 million or 3% to CHF 366 million and adjusted operating expenses decreased by CHF 3 million or 1% to CHF 340 million. Personnel expenses decreased by CHF 11 million to CHF 185 million and adjusted personnel expenses decreased by CHF 8 million to CHF 179 million, driven by lower expenses for salaries and variable compensation. General and administrative expenses decreased by CHF 4 million to CHF 52 million and decreased by CHF 7 million to CHF 47 million on an adjusted basis, mainly due to lower professional fees. Net expenses for services from Corporate Center and other business divisions increased by CHF 4 million to CHF 128 million and adjusted net expenses increased by CHF 13 million to CHF 113 million, mainly reflecting higher expenses for strategic and regulatory initiatives and higher expenses from Group Operations.

Net new money: 3Q17  vs 3Q16

Excluding money market flows, net new money was CHF 8.5 billion compared with CHF 2.0 billion, which resulted in an annualized net new money growth rate of 5.3% compared with 1.4%. Net new money in the third quarter of 2017 was driven by the Asia Pacific, Switzerland and Americas regions. Passive mandates represented the majority of net new money. The continued trend from active to passive investment management has had, and is expected to continue to have, a dampening effect on gross margins.

Invested assets: 3Q17  vs 2Q17

Invested assets increased to CHF 744 billion from CHF 703 billion, reflecting net new money inflows of CHF 15 billion, including money market flows, positive market performance of CHF 16 billion and positive foreign currency translation effects of CHF 10 billion, mainly driven by the strengthening of the euro and US dollar against the Swiss franc.

In the third quarter of 2017, Hana Financial Group, our partner in South Korea, exercised a 10-year buyout option to acquire UBS Asset Management’s 51% stake in UBS Hana Asset Management. This transaction is expected to close in the fourth quarter of 2017, subject to regulatory and other approvals, and we expect a decrease in invested assets of approximately CHF 19 billion.

→   Refer to the “Group performance” section of this report for more information

Assets under administration: 3Q17  vs 2Q17

Total assets under administration increased to CHF 527 billion from CHF 441 billion, mainly due to inflows of CHF 70 billion.

On 1 October 2017, UBS completed the sale of Asset Management’s fund administration servicing unit in Luxembourg and Switzerland to Northern Trust, concluding our exit from the fund administration business.

→   Refer to the “Group performance” section of this report for more information

Results: 9M17 vs 9M16

Profit before tax increased by CHF 32 million or 10% to CHF 340 million and adjusted profit before tax increased by CHF 14 million or 4% to CHF 410 million, reflecting lower operating expenses.

Total operating income decreased by CHF 10 million or 1% to CHF 1,422 million, mainly due to CHF 19 million lower net management fees, reflecting margin compression due to client shifts to passive investment allocation strategies, an impairment loss on a co-investment in an infrastructure fund and increased custody fees recognized as contra-revenues. These decreases were partly offset by positive market performance. Performance fees increased by CHF 9 million to CHF 100 million across our hedge fund businesses and Equities, partly offset by lower performance fees in Real Estate.

Total operating expenses decreased by CHF 42 million or 4% to CHF 1,082 million and adjusted operating expenses decreased by CHF 24 million or 2% to CHF 1,012 million. Personnel expenses decreased by CHF 21 million to CHF 542 million and adjusted personnel expenses decreased by CHF 18 million to CHF 531 million, driven by lower salary expenses, partly offset by higher variable compensation expenses. General and administrative expenses decreased by CHF 9 million to CHF 161 million and decreased by CHF 16 million to CHF 145 million on an adjusted basis, primarily due to lower professional fees. Net expenses for services from Corporate Center and other business divisions decreased by CHF 11 million to CHF 375 million, driven by a decrease in restructuring costs, while adjusted net expenses increased by CHF 11 million to CHF 332 million, mainly due to higher expenses for strategic and regulatory initiatives and from Group Operations.

Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Corporate Client Solutions	720	732	532	(2)	35	2,170	1,674
Advisory	163	164	149	(1)	9	493	447
Equity Capital Markets	283	289	122	(2)	132	824	470
Debt Capital Markets	205	179	188	15	9	594	570
Financing Solutions	56	90	98	(38)	(43)	238	257
Risk Management	13	10	(25)	30		20	(70)
Investor Client Services	1,078	1,300	1,265	(17)	(15)	3,765	4,007
Equities	784	928	797	(16)	(2)	2,646	2,595
Foreign Exchange, Rates and Credit	294	373	469	(21)	(37)	1,119	1,412
Income	1,798	2,032	1,797	(12)	0	5,935	5,681
Credit loss (expense) / recovery	2	(6)	(1)			(10)	(6)
Total operating income	1,800	2,026	1,796	(11)	0	5,924	5,674
Personnel expenses	709	773	784	(8)	(10)	2,300	2,339
General and administrative expenses	142	127	170	12	(16)	398	533
Services (to) / from Corporate Center and other business divisions	674	671	672	0	0	2,009	2,077
of which: services from CC – Services	655	647	662	1	(1)	1,942	2,014
Depreciation and impairment of property, equipment and software	3	2	6	50	(50)	7	18
Amortization and impairment of intangible assets	3	3	3	0	0	9	9
Total operating expenses	1,531	1,575	1,635	(3)	(6)	4,724	4,977
Business division operating profit / (loss) before tax	269	451	161	(40)	67	1,200	698

Adjusted results²
Total operating income as reported	1,800	2,026	1,796	(11)	0	5,924	5,674
of which: gain on sale of financial assets available for sale³		107				107
Total operating income (adjusted)	1,800	1,919	1,796	(6)	0	5,817	5,674
Total operating expenses as reported	1,531	1,575	1,635	(3)	(6)	4,724	4,977
of which: personnel-related restructuring expenses	4	4	60			26	114
of which: non-personnel-related restructuring expenses	6	3	3			12	9
of which: restructuring expenses allocated from CC – Services	73	67	118			197	338
Total operating expenses (adjusted)	1,448	1,500	1,454	(3)	0	4,488	4,516
Business division operating profit / (loss) before tax as reported	269	451	161	(40)	67	1,200	698
Business division operating profit / (loss) before tax (adjusted)	352	419	342	(16)	3	1,329	1,159

Key performance indicators⁴
Pre-tax profit growth (%)	67.1	58.8	(67.5)			71.9	(61.5)
Cost / income ratio (%)	85.2	77.5	91.0			79.6	87.6
Return on attributed equity (%)⁵	11.6	19.7	8.5			17.4	12.1

Adjusted key performance indicators²˒⁴
Pre-tax profit growth (%)	2.9	(6.3)	(44.3)			14.7	(43.9)
Cost / income ratio (%)	80.5	77.9	80.9			77.0	79.5
Return on attributed equity (%)⁵	15.2	18.3	18.0			19.3	20.2

Investment Bank

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Additional information
Total assets (CHF billion)⁶	248.3	232.9	237.8	7	4	248.3	237.8
Average attributed equity (CHF billion)⁵	9.3	9.1	7.6	2	22	9.2	7.7
Return on attributed tangible equity (%)⁵	11.9	20.0				17.7
Risk-weighted assets (CHF billion)⁵	76.3	75.7	64.9	1	18	76.3	64.9
of which: held by the Investment Bank (CHF billion)	75.7	74.9	64.9	1	17	75.7	64.9
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁷	0.6	0.7		(14)		0.6
Return on risk-weighted assets, gross (%)⁸	9.5	11.5	11.2			11.0	11.9
Leverage ratio denominator (CHF billion)⁵	277.0	267.4	246.4	4	12	277.0	246.4
of which: held by the Investment Bank (CHF billion)	254.3	239.7	246.4	6	3	254.3	246.4
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁷	22.8	27.6		(17)		22.8
Return on leverage ratio denominator, gross (%)⁸	2.6	3.0	2.8			2.9	2.9
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	39.4	38.0	43.6			38.8	41.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	10	8	0	25	9	9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)⁹	1.0	1.0	0.8			1.0	0.8
Personnel (full-time equivalents)	4,829	4,748	4,917	2	(2)	4,829	4,917

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects a gain on the sale of our remaining investment in IHS Markit.    4 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    5 Refer to the “Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Represents risk-weighted assets (RWA) and leverage ratio denominator (LRD) held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    8 Based on total RWA and LRD. Figures for periods prior to 31 March 2017 are based on RWA and LRD held by the Investment Bank and are therefore not fully comparable.    9 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 3Q17 vs 3Q16

Profit before tax increased by CHF 108 million or 67% to CHF 269 million and adjusted profit before tax increased by CHF 10 million or 3% to CHF 352 million.

Operating income

Total operating income was broadly unchanged at CHF 1,800 million, with higher revenues in Corporate Client Solutions, particularly in Equity Capital Markets, almost entirely offset by lower revenues in our Foreign Exchange, Rates and Credit business. In US dollar terms, operating income increased 1%.

Operating income by business unit

Corporate Client Solutions

Corporate Client Solutions revenues increased by CHF 188 million or 35% to CHF 720 million, primarily reflecting higher revenues in Equity Capital Markets and Risk Management, partly offset by lower revenues in Financing Solutions. In US dollar terms, revenues increased 37%.

Advisory revenues increased by CHF 14 million to CHF 163 million, with higher revenues from merger and acquisition transactions, where the global fee pool decreased 12%, largely offset by lower revenues from private transactions.

Equity Capital Markets revenues increased to CHF 283 million from CHF 122 million, due to higher revenues from private transactions as well as from public offerings, where the global fee pool decreased 1%.

Debt Capital Markets revenues increased to CHF 205 million from CHF 188 million, primarily driven by higher leveraged finance and investment grade revenues, where the global fee pools decreased 15% and 6%, respectively.

Financing Solutions revenues decreased by CHF 42 million to CHF 56 million, mainly due to lower revenues in the real estate finance business compared with a strong prior-year quarter.

Risk Management revenues were positive CHF 13 million compared with negative CHF 25 million, mainly due to lower costs related to portfolio hedges.

Investor Client Services

Investor Client Services revenues decreased by CHF 187 million or 15% to CHF 1,078 million, mainly reflecting a decrease in Foreign Exchange, Rates and Credit revenues. In US dollar terms, revenues decreased 14%.

Equities

Equities revenues decreased to CHF 784 million from CHF 797 million, reflecting lower revenues in Financing Services and Cash, partly offset by higher revenues in Derivatives.

Cash revenues decreased to CHF 265 million from CHF 298 million, mainly due to reduced client activity and lower client trading revenues.

Derivatives revenues increased to CHF 208 million from CHF 143 million, reflecting increased client activity.

Financing Services revenues decreased to CHF 317 million from CHF 360 million, driven by reduced prime brokerage revenues.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased to CHF 294 million from CHF 469 million, mainly due to reduced client activity and low market volatility levels across the majority of products.

Operating expenses

Total operating expenses decreased by CHF 104 million or 6% to CHF 1,531 million and adjusted operating expenses were broadly unchanged at CHF 1,448 million.

Personnel expenses decreased to CHF 709 million from CHF 784 million and adjusted personnel expenses decreased to CHF 705 million from CHF 724 million, mainly due to lower salary expenses.

General and administrative expenses decreased by CHF 28 million to CHF 142 million and decreased by CHF 31 million to CHF 136 million on an adjusted basis, mainly reflecting a net release of CHF 46 million of provisions for litigation, regulatory and similar matters.

Net expenses for services from Corporate Center and other business were broadly unchanged at CHF 674 million from CHF 672 million, while adjusted net expenses increased to CHF 601 million from CHF 554 million, mainly due to higher net expenses from Group Technology and higher costs for strategic and regulatory initiatives.

Risk-weighted assets and leverage ratio denominator:
3Q17 vs 2Q17

Risk-weighted assets

Total risk-weighted assets were stable at CHF 76 billion as of 30 September 2017 and remained below our short- to medium-term expectation of around CHF 85 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Corporate Center – Group ALM on behalf of the Investment Bank, increased by CHF 10 billion to CHF 277 billion as of 30 September 2017, mainly due to higher trading portfolio assets, reflecting higher global equity markets as well as client-driven increases, an increase in securities financing transactions and currency effects. Total LRD remained below our short- to medium-term expectation of around CHF 325 billion.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Investment Bank

Results: 9M17 vs 9M16

Profit before tax increased by CHF 502 million or 72% to CHF 1,200 million and adjusted profit before tax increased by CHF 170 million or 15% to CHF 1,329 million, mainly as a result of higher revenues in Corporate Client Solutions, partly offset by lower Investor Client Services revenues.

Revenues in Corporate Client Solutions increased 30% to CHF 2,170 million from CHF 1,674 million. Advisory revenues increased by CHF 46 million to CHF 493 million, reflecting higher revenues from merger and acquisition transactions. Equity Capital Markets revenues increased to CHF 824 million from CHF 470 million, due to increases in revenues from public offerings, as the fee pool increased 27%, as well as higher revenues from private transactions. Debt Capital Markets revenues increased CHF 24 million to CHF 594 million, driven by higher leveraged finance revenues, partly offset by lower investment grade revenues. Financing Solutions revenues decreased to CHF 238 million from CHF 257 million. Risk Management revenues were positive CHF 20 million compared with negative CHF 70 million, reflecting lower costs related to portfolio hedges. In US dollar terms, Corporate Client Solutions revenues increased 30%.

Investor Client Services revenues decreased 6% to CHF 3,765 million from CHF 4,007 million. Excluding a gain of CHF 107 million from the sale of our remaining investment in IHS Markit in the first nine months of 2017, adjusted revenues decreased 9% or CHF 349 million to CHF 3,658 million, due to lower revenues in Foreign Exchange, Rates and Credit. Adjusted Equities revenues increased by CHF 24 million to CHF 2,619 million. Adjusted Cash revenues decreased to CHF 876 million from CHF 931 million, mainly due to lower client activity. Derivatives revenues increased to CHF 669 million from CHF 526 million, reflecting improved client activity. Financing Services revenues decreased to CHF 1,091 million from CHF 1,131 million, driven by reduced prime brokerage revenues. Adjusted Foreign Exchange, Rates and Credit revenues decreased to CHF 1,039 million from CHF 1,412 million, reflecting low volatility levels in the second and third quarters of 2017 compared with a strong prior-year period that benefited from elevated client activity and volatility levels. In US dollar terms, adjusted Investor Client Services revenues decreased 9%.

Total operating expenses decreased by CHF 253 million or 5% to CHF 4,724 million and adjusted operating expenses decreased by CHF 28 million or 1% to CHF 4,488 million. A decrease in net expenses for provisions for litigation, regulatory and similar matters and a UK bank levy credit of CHF 42 million related to prior years were largely offset by an increase in personnel expenses, reflecting higher expenses for variable compensation, increased Group Technology expenses and higher costs for strategic and regulatory initiatives.

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Total operating income	(87)	(130)	10	(33)		(170)	(100)
Personnel expenses	918	941	976	(2)	(6)	2,848	2,935
General and administrative expenses	1,199	931	1,400	29	(14)	3,115	3,587
Services (to) / from business divisions	(1,963)	(1,952)	(1,943)	1	1	(5,845)	(5,939)
Depreciation and impairment of property, equipment and software	249	243	237	2	5	740	698
Amortization and impairment of intangible assets	0	1	5	(100)	(100)	6	16
Total operating expenses	403	164	675	146	(40)	864	1,296
Operating profit / (loss) before tax	(490)	(294)	(665)	67	(26)	(1,035)	(1,397)

Adjusted results²
Total operating income as reported	(87)	(130)	10	(33)		(170)	(100)
of which: gains on sales of real estate							120
of which: net foreign currency translation gains / (losses)³		(22)				(22)	(149)
Total operating income (adjusted)	(87)	(108)	10	(19)		(148)	(71)
Total operating expenses as reported	403	164	675	146	(40)	864	1,296
of which: personnel-related restructuring expenses	116	94	159			302	405
of which: non-personnel-related restructuring expenses	112	116	173			337	460
of which: restructuring expenses allocated from CC – Services	(216)	(207)	(320)			(608)	(834)
Total operating expenses (adjusted)	392	161	664	143	(41)	832	1,266
Operating profit / (loss) before tax as reported	(490)	(294)	(665)	67	(26)	(1,035)	(1,397)
Operating profit / (loss) before tax (adjusted)	(479)	(269)	(654)	78	(27)	(981)	(1,338)

Additional information
Average attributed equity (CHF billion)⁴	22.9	23.1	28.9	(1)	(21)	23.4	29.1
Total assets (CHF billion)⁵	331.5	330.3	365.8	0	(9)	331.5	365.8
Risk-weighted assets (fully applied, CHF billion)⁴˒⁶	57.9	58.2	57.5	(1)	1	57.9	57.5
Leverage ratio denominator (fully applied, CHF billion)⁴˒⁶	285.9	283.2	295.2	1	(3)	285.9	295.2
Personnel (full-time equivalents)	25,339	24,280	24,059	4	5	25,339	24,059

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Prior to attributions to business divisions and other Corporate Center units for the purpose of attributing equity.

Corporate Center

Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Total operating income	(70)	(20)	(66)	250	6	(107)	(43)
Personnel expenses	900	921	946	(2)	(5)	2,788	2,862
General and administrative expenses	1,199	956	974	25	23	3,119	3,031
Depreciation and impairment of property, equipment and software	249	243	237	2	5	740	698
Amortization and impairment of intangible assets	0	1	5	(100)	(100)	6	16
Total operating expenses before allocations to BDs and other CC units	2,349	2,121	2,162	11	9	6,654	6,606
Services (to) / from business divisions and other CC units	(2,018)	(2,004)	(2,010)	1	0	(6,002)	(6,115)
of which: services to Wealth Management	(557)	(556)	(557)	0	0	(1,648)	(1,664)
of which: services to Wealth Management Americas	(307)	(304)	(302)	1	2	(919)	(913)
of which: services to Personal & Corporate Banking	(300)	(294)	(294)	2	2	(887)	(902)
of which: services to Asset Management	(137)	(131)	(130)	5	5	(403)	(404)
of which: services to Investment Bank	(655)	(647)	(662)	1	(1)	(1,942)	(2,014)
of which: services to CC – Group ALM	(35)	(36)	(25)	(3)	40	(100)	(80)
of which: services to CC – Non-core and Legacy Portfolio	(46)	(46)	(57)	0	(19)	(144)	(167)
Total operating expenses	331	117	152	183	118	652	491
Operating profit / (loss) before tax	(401)	(137)	(218)	193	84	(759)	(534)

Adjusted results²
Total operating income as reported	(70)	(20)	(66)	250	6	(107)	(43)
of which: gains on sales of real estate							120
Total operating income (adjusted)	(70)	(20)	(66)	250	6	(107)	(163)
Total operating expenses as reported before allocations	2,349	2,121	2,162	11	9	6,654	6,606
of which: personnel-related restructuring expenses	115	93	159			301	404
of which: non-personnel-related restructuring expenses	111	115	173			337	460
Total operating expenses (adjusted) before allocations	2,122	1,912	1,830	11	16	6,016	5,742
Services (to) / from BDs and other CC units	(2,018)	(2,004)	(2,010)	1	0	(6,002)	(6,115)
of which: restructuring expenses allocated to BDs and other CC units	(218)	(209)	(327)			(615)	(847)
Total operating expenses as reported after allocations	331	117	152	183	118	652	491
Total operating expenses (adjusted) after allocations	322	117	148	175	118	629	474
Operating profit / (loss) before tax as reported	(401)	(137)	(218)	193	84	(759)	(534)
Operating profit / (loss) before tax (adjusted)	(392)	(137)	(214)	186	83	(736)	(637)

Additional information
Average attributed equity (CHF billion)³	18.7	19.1	22.8	(2)	(18)	19.4	22.7
Total assets (CHF billion)⁴	23.3	23.2	24.0	0	(3)	23.3	24.0
Risk-weighted assets (fully applied, CHF billion)³	29.2	28.7	27.6	2	6	29.2	27.6
of which: held by CC – Services (fully applied, CHF billion)	29.2	28.7	27.6	2	6	29.2	27.6
Leverage ratio denominator (fully applied, CHF billion)³	6.8	6.7	6.5	1	5	6.8	6.5
of which: held by CC – Services (fully applied, CHF billion)	6.4	6.6	6.5	(3)	(2)	6.4	6.5
of which: held by CC – Group ALM on behalf of CC – Services (fully applied, CHF billion)⁵	0.5	0.0				0.5
Personnel (full-time equivalents)	25,143	24,083	23,857	4	5	25,143	23,857

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, this resource is allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 3Q17 vs 3Q16

Corporate Center – Services recorded a loss before tax of CHF 401 million compared with a loss of CHF 218 million and an adjusted loss of CHF 392 million compared with a loss of CHF 214 million.

Operating income

Operating income was stable at negative CHF 70 million, reflecting higher funding costs relating to Corporate Center – Services’ balance sheet assets, largely offset by higher treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), resulting from a change made in the first quarter of 2017 to the methodology used to allocate certain Group ALM revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses increased by CHF 187 million or 9% to CHF 2,349 million and increased by CHF 292 million or 16% to CHF 2,122 million on an adjusted basis.

Personnel expenses decreased by CHF 46 million to CHF 900 million due to lower restructuring costs and were stable at CHF 785 million on an adjusted basis. General and administrative expenses increased by CHF 225 million to CHF 1,199 million and increased by CHF 287 million to CHF 1,089 million on an adjusted basis. This increase was due to CHF 245 million higher net expenses for provisions for litigation, regulatory and similar matters, resulting from the resolution of the majority of outstanding indemnification claims related to our sale of Banco UBS Pactual S.A. to BTG Investments. We believe the remaining indemnification claims will not result in a material liability for the Group. In addition, IT infrastructure costs increased by CHF 31 million. Depreciation expenses increased to CHF 249 million from CHF 237 million, primarily reflecting increased expenses related to internally generated capitalized software.

→   Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,018 million to the business divisions and other Corporate Center units compared with CHF 2,010 million. Adjusted net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,800 million compared with CHF 1,683 million, mainly as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf. From January 2017, costs are allocated to the business divisions and other Corporate Center units based on actual costs incurred by Corporate Center – Services.

→   Refer to “Corporate Center” in the “Operating environment and strategy” section of our Annual Report 2016 for more information

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations increased to CHF 331 million from CHF 152 million and to CHF 322 million from CHF 148 million on an adjusted basis, driven by the aforementioned higher net expenses for provisions for litigation, regulatory and similar matters. This increase was partly offset as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf.

Results: 9M17 vs 9M16

Corporate Center – Services recorded a loss before tax of CHF 759 million compared with CHF 534 million and an adjusted loss before tax of CHF 736 million compared with CHF 637 million.

Total operating income was negative CHF 107 million compared with negative CHF 43 million. Excluding gains on sales of real estate of CHF 120 million in the first nine months of 2016, adjusted income was negative CHF 107 million compared with negative CHF 163 million, mainly due to higher treasury-related income from Group ALM, partly offset by higher funding costs relating to Corporate Center – Services’ balance sheet assets.

Corporate Center

Before allocations, total operating expenses increased by CHF 48 million or 1% to CHF 6,654 million. Adjusted operating expenses before allocations increased by CHF 274 million to CHF 6,016 million, mainly reflecting CHF 240 million higher net expenses for provisions for litigation, regulatory and similar matters, primarily resulting from the resolution of the majority of outstanding indemnification claims related to our sale of Banco UBS Pactual S.A. to BTG Investments. In addition, increased depreciation expenses related to internally generated capitalized software and higher personnel expenses were partly offset by lower marketing costs.

Corporate Center – Services allocated expenses of CHF 6,002 million to the business divisions and other Corporate Center units compared with CHF 6,115 million. Adjusted net allocated expenses were CHF 5,387 million compared with CHF 5,268 million, mainly as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf. Total operating expenses remaining in Corporate Center – Services after allocations increased to CHF 652 million from CHF 491 million. On an adjusted basis, retained expenses increased to CHF 629 million from CHF 474 million, mainly reflecting the aforementioned higher net expenses for provisions for litigation, regulatory and similar matters. This increase was partly offset as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf.

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Business division-aligned risk management net income	180	166	202	8	(11)	555	637
Capital investment and issuance net income	(32)	(27)	(5)	19	540	(94)	52
Group structural risk management net income	(132)	(121)	(141)	9	(6)	(297)	(384)
Total risk management net income before allocations	16	18	56	(11)	(71)	164	304
Allocations to business divisions and other CC units	(61)	(51)	(95)	20	(36)	(199)	(414)
of which: Wealth Management	(66)	(58)	(95)	14	(31)	(195)	(302)
of which: Wealth Management Americas	(19)	(29)	(26)	(34)	(27)	(80)	(70)
of which: Personal & Corporate Banking	(37)	(44)	(81)	(16)	(54)	(139)	(261)
of which: Asset Management	(4)	(5)	(1)	(20)	300	(14)	(6)
of which: Investment Bank	90	88	66	2	36	264	182
of which: CC – Services	(29)	(30)	0	(3)		(89)	(37)
of which: CC – Non-core and Legacy Portfolio	4	27	42	(85)	(90)	54	80
Total risk management net income after allocations	(44)	(33)	(39)	33	13	(35)	(109)
Accounting asymmetries related to economic hedges	8	(47)	95		(92)	(17)	67
Hedge accounting ineffectiveness²	(12)	14	(23)		(48)	(5)	27
Net foreign currency translation gains / (losses)³		(22)				(22)	(149)
Other	(1)	(7)	(3)	(86)	(67)	0	90
Total operating income as reported	(49)	(94)	30	(48)		(79)	(75)
Total operating income (adjusted)⁴˒⁵	(49)	(72)	30	(32)		(57)	74
Personnel expenses	8	9	8	(11)	0	25	23
General and administrative expenses	7	4	2	75	250	14	10
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	3	(2)	(9)			(10)	(33)
Total operating expenses as reported	18	10	0	80		29	(1)
of which: personnel-related restructuring expenses	0	1	0			1	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	1	0	0			2	0
Total operating expenses (adjusted)	17	9	0	89		26	(1)
Operating profit / (loss) before tax as reported	(67)	(104)	30	(36)		(108)	(74)
Operating profit / (loss) before tax (adjusted)⁴	(66)	(81)	30	(19)		(83)	75

Additional information
Average attributed equity (CHF billion)⁶	2.9	2.6	4.3	12	(33)	2.6	4.2
Total assets (CHF billion)⁷	258.6	253.1	258.3	2	0	258.6	258.3
Risk-weighted assets (CHF billion)⁶	12.1	12.0	11.1	1	9	12.1	11.1
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)⁸	3.9	4.2		(7)		3.9
Leverage ratio denominator (CHF billion)⁶	263.4	258.7	263.4	2	0	263.4	263.4
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)⁸	129.6	136.9		(5)		129.6
Personnel (full-time equivalents)	145	141	137	3	6	145	137

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Excludes ineffectiveness of hedges of net investments in foreign operations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Adjusted total operating income excludes foreign currency translation gains or losses.    6 Refer to the “Capital management” section of this report for more information.    7 Based on third-party view, i.e., without intercompany balances.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Corporate Center

Results: 3Q17 vs 3Q16

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a loss before tax of CHF 67 million compared with a profit of CHF 30 million.

Operating income

Total operating income after allocations to business divisions and other Corporate Center units was negative CHF 49 million compared with positive CHF 30 million, mainly due to a higher positive effect in the prior-year quarter from accounting asymmetries related to economic hedges.

Total risk management net income before allocations

Total risk management net income before allocations to business divisions and other Corporate Center units was CHF 16 million compared with CHF 56 million, mainly due to higher negative net income from capital investment and issuance activities.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities before allocations was CHF 180 million compared with CHF 202 million. A decrease in interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking was largely offset by higher net income in Risk Exposure Management due to a claim of CHF 21 million on a defaulted counterparty position, allocated to Corporate Center – Non-core and Legacy Portfolio.

Capital investment and issuance net income

Net income from capital investment and issuance activities before allocations was negative CHF 32 million compared with negative CHF 5 million, mostly due to lower interest income from the investment of the Group’s equity as a result of lower interest rates on reinvestments. Interest expenses on total outstanding long-term debt issued that contributes to total loss-absorbing capacity (TLAC) were stable.

Group structural risk management net income

Net income from Group structural risk management activities before allocations was negative CHF 132 million compared with negative CHF 141 million. A decrease in net interest expense of CHF 29 million on Group ALM’s portfolio of internal funding, including the Group’s long-term debt, was partly offset by a decrease in income of CHF 22 million from the management of the Group’s high-quality liquid assets (HQLA). These movements were largely the result of a market-driven shift in the internal funding curve, resulting in tighter spreads between certain HQLA and internal funding liabilities.

Allocations to business divisions and other Corporate Center units

Combined net income allocations from risk management activities to business divisions and other Corporate Center units were CHF 61 million compared with CHF 95 million, mainly reflecting the aforementioned higher negative net income from capital investment and issuance activities, which is allocated to business divisions and other Corporate Center units in proportion to their attributed equity.

Total risk management net income after allocations

Group ALM retained negative income of CHF 44 million from its risk management activities after allocations compared with negative CHF 39 million.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group’s HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to average around negative CHF 50 million per quarter.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was CHF 8 million compared with CHF 95 million, partly due to a loss of CHF 38 million compared with a profit of CHF 11 million on Group ALM’s cross-currency derivatives hedges. Additionally, Group ALM recognized a gain of CHF 5 million compared with CHF 29 million related to HQLA classified as available for sale.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was negative CHF 12 million compared with negative CHF 23 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these affect the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Other

Other net income was broadly unchanged at negative CHF 1 million.

Operating expenses

Total operating expenses were CHF 18 million compared with nil. From June 2017, Group ALM retains costs related to Group structural risk management income to the extent that such income is not allocated to the business divisions and other Corporate Center units. Previously, Group ALM allocated all costs to business divisions and other Corporate Center units.

Balance sheet, risk-weighted assets, leverage ratio denominator: 3Q17 vs 2Q17

Balance sheet assets

Balance sheet assets increased by CHF 6 billion to CHF 259 billion, reflecting net debt issuances, partly offset by increased net funding utilization by the business divisions.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Risk-weighted assets (RWA) were broadly unchanged at CHF 12 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator (LRD) increased by CHF 5 billion to CHF 263 billion, consistent with the increase in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Equity attribution framework

For the purpose of attributing equity under the revised framework effective as of 1 January 2017, LRD and RWA held by Group ALM directly associated with activity that Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units. These balances mainly relate to HQLA that Group ALM holds to meet the Group’s minimum liquidity coverage ratio requirement of 110%.

Average equity attributed directly to Group ALM, which excludes the aforementioned LRD and RWA balances, was CHF 2.9 billion in the third quarter of 2017 and mainly relates to buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and for its own flow management activity.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Results: 9M17 vs 9M16

Group ALM recorded a loss before tax of CHF 108 million compared with a loss of CHF 74 million and on an adjusted basis recorded a loss before tax of CHF 83 million compared with a profit of CHF 75 million.

Total operating income was negative CHF 79 million compared with negative CHF 75 million. Excluding net foreign currency translation losses of CHF 22 million compared with CHF 149 million, adjusted total operating income was negative CHF 57 million compared with positive CHF 74 million.

Net income from risk management activities before allocations decreased by CHF 140 million to CHF 164 million. This was mainly due to a decrease of CHF 146 million to negative CHF 94 million in net income from capital investment and issuance activities, driven by higher net interest expenses as a result of an increase in total outstanding long-term debt issued that contributes to TLAC and by lower revenues from the investment of the Group’s equity.

Revenues related to business division-aligned risk management decreased by CHF 82 million to CHF 555 million, mainly due to a decrease in interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking.

Net income from Group structural risk management activities improved by CHF 87 million to negative CHF 297 million, driven by higher income from the management of the Group’s HQLA, partly offset by an increase in interest expense due to issuances of long-term debt.

Net income allocations to business divisions and other Corporate Center units decreased by CHF 215 million to CHF 199 million, mainly due to negative capital investment and issuance net income and reductions in business division-aligned risk management.

Retained income from risk management activities improved by CHF 74 million to negative CHF 35 million, reflecting an increase in revenues from the Group’s HQLA portfolio due to wider spreads between certain HQLA and internal funding liabilities.

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was negative CHF 17 million compared with positive CHF 67 million, driven by fair value losses on derivative hedges in our long-term debt portfolio, partly offset by gains related to HQLA classified as available for sale.

Net income related to hedge accounting ineffectiveness on hedge-accounted derivatives was negative CHF 5 million compared with positive CHF 27 million.

Other net income was nil compared with positive CHF 90 million, reflecting lower interest income retained by Group ALM related to non-controlling interests and negative fair value hedge movements on the portion of derivatives used to hedge debt issuances that does not qualify for hedge accounting.

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Results
Income	25	(5)	45		(44)	19	20
Credit loss (expense) / recovery	7	(11)	1		600	(3)	(3)
Total operating income	32	(16)	46		(30)	16	17
Personnel expenses	9	11	23	(18)	(61)	34	50
General and administrative expenses	(7)	(28)	425	(75)		(19)	546
Services (to) / from business divisions and other CC units	52	54	76	(4)	(32)	167	210
of which: services from CC – Services	46	46	57	0	(19)	144	167
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	54	37	523	46	(90)	183	806
Operating profit / (loss) before tax	(22)	(53)	(477)	(58)	(95)	(167)	(789)

Adjusted results²
Total operating income as reported	32	(16)	46		(30)	16	17
Total operating income (adjusted)	32	(16)	46		(30)	16	17
Total operating expenses as reported	54	37	523	46	(90)	183	806
of which: personnel-related restructuring expenses	0	0	0			0	1
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	1	2	7			6	13
Total operating expenses (adjusted)	53	35	516	51	(90)	177	793
Operating profit / (loss) before tax as reported	(22)	(53)	(477)	(58)	(95)	(167)	(789)
Operating profit / (loss) before tax (adjusted)	(21)	(51)	(470)	(59)	(96)	(161)	(776)

Additional information
Average attributed equity (CHF billion)³	1.3	1.4	1.8	(7)	(28)	1.4	2.1
Total assets (CHF billion)⁴	49.7	54.0	83.5	(8)	(40)	49.7	83.5
Risk-weighted assets (CHF billion)³	16.7	17.5	18.8	(5)	(11)	16.7	18.8
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	16.6	17.5	18.8	(5)	(12)	16.6	18.8
Leverage ratio denominator (CHF billion)³	17.9	19.5	25.2	(8)	(29)	17.9	25.2
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	16.1	17.9	25.2	(10)	(36)	16.1	25.2
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)⁵	1.8	1.7		6		1.8
Personnel (full-time equivalents)	52	57	65	(9)	(20)	52	65

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, this resource is allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Composition of Non-core and Legacy Portfolio¹
CHF billion	RWA		Total assets²		LRD³
Category	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17
Linear rates	1.4	1.8	29.8	33.2	6.4	7.5
Non-linear rates	0.3	0.5	10.2	10.7	1.4	1.2
Credit	0.3	0.4	0.6	0.7	1.1	1.6
Securitizations	2.0	2.1	0.9	1.1	0.9	1.1
Auction preferred stock and auction rate securities	0.7	0.7	2.3	2.3	2.3	2.3
Municipal swaps and options	0.5	0.5	2.2	2.2	1.6	1.6
Other	1.1	1.2	3.7	3.8	2.4	2.6
Operational risk	10.3	10.3
Total	16.6	17.5	49.7	54.0	16.1	17.9

1 The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions.    2 Total assets of CHF 49.7 billion as of 30 September 2017 (CHF 54.0 billion as of 30 June 2017) include positive replacement values (gross exposure excluding the impact of any counterparty netting) of CHF 40.7 billion (CHF 44.7 billion as of 30 June 2017).    3 Swiss SRB leverage ratio denominator.

Results: 3Q17 vs 3Q16

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 22 million compared with a loss of CHF 477 million.

Operating income

Total operating income decreased by CHF 14 million or 30% to CHF 32 million, as the third quarter of 2016 included valuation gains on financial assets designated at fair value as well as a gain related to the settlement of a litigation claim. The third quarter of 2017 included income of CHF 26 million related to a claim on a defaulted counterparty position, largely allocated from Corporate Center – Group Asset and Liability Management (Group ALM).

Operating expenses

Total operating expenses decreased by CHF 469 million or 90% to CHF 54 million, mainly reflecting a net release of CHF 25 million of provisions for litigation, regulatory and similar matters compared with a net expense of CHF 408 million, as well as lower net expenses for services from other Corporate Center units and business divisions.

Results: 9M17 vs 9M16

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 167 million compared with a loss of CHF 789 million. Operating income decreased by CHF 1 million or 6% to CHF 16 million. Operating expenses decreased by CHF 623 million or 77% to CHF 183 million, mainly due to a net release of CHF 58 million of provisions for litigation, regulatory and similar matters compared with a net expense of CHF 455 million. Additionally, net expenses for services from other Corporate Center units and business divisions and for professional fees decreased by CHF 43 million and CHF 31 million, respectively, and the first nine months of 2017 included a UK bank levy credit of CHF 19 million related to prior years.

Risk, treasury and capital management

Management report

Table of contents

51	Risk management and control
51	Credit risk
51	Market risk
51	Country risk
51	Operational risk
51	Binding stress scenario
52	Key risk metrics

54	Balance sheet, liquidity and funding management
54	Strategy, objectives and governance
54	Assets and liquidity management
56	Liabilities and funding management

58	Capital management
59	Requirements and capital adequacy information
60	Loss-absorbing capacity
64	Risk-weighted assets
66	Leverage ratio denominator
68	Equity attribution and return on attributed equity
70	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2016.

Credit risk

Overall credit risk exposures were broadly unchanged during the third quarter of 2017. We recorded a net credit loss recovery of CHF 7 million.

We are completing our assessment of the impact of recent natural disasters in the US and the Caribbean region on our portfolios and currently do not expect to incur material losses.

We continue to manage our Swiss lending portfolios prudently and remain watchful for any signs of deterioration in the Swiss economy that could impact some of our counterparties.

Within the Investment Bank, our loan underwriting business continued to see a steady flow of transactions. These were predominantly sub-investment grade and distribution remained sound. Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter. We also continue to actively monitor our exposures to the energy sector.

Market risk

We continued to manage market risks at generally low levels. Average 1-day, 95% confidence level, management value-at-risk decreased slightly to CHF 11 million from CHF 12 million.

As of 30 September 2017, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was negative CHF 2.5 million compared with negative CHF 2.9 million as of 30 June 2017. The reduction in negative interest rate sensitivity was primarily due to enhanced modeling of risk sensitivities of auction rate and auction preferred securities. A portion of the fair value change resulting from the banking book interest rate sensitivity would impact other comprehensive income (OCI). The interest rate sensitivity to a +1 basis point parallel shift in yield curves of financial assets and derivatives in the banking book valued through OCI was negative CHF 22 million as of 30 September 2017. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. These cash flow hedges are not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the impact of rising interest rates on equity, capital and net interest income

Country risk

We remain watchful of developments in Europe, including the Catalonian referendum and political shifts in a number of countries. Our direct exposure to peripheral European countries remained limited, although we continue to have significant country risk exposure to major EU economies, including the UK, Germany and France.

Our direct exposure to the Caribbean region was not significant and our direct exposure to Puerto Rico was CHF 23 million as of 30 September 2017.

→   Refer to the “Risk management and control” section of our Annual Report 2016 for more information

Operational risk

The pervasive consequential risk themes that continue to challenge UBS and the financial industry are operational resilience, conduct and culture, and financial crime. Cyber security is at the forefront of operational resilience, and we continue to invest in preemptive and detective measures to defend against evolving and highly sophisticated attacks.

We have set our cyber security objectives in line with prevailing international standards and our investment priorities focus on behavioral change, readiness to address a cyberattack, data protection, and application and infrastructure security.

Given the profile of our wealth management businesses as well as heightened regulatory expectations, maintaining effective programs for prevention and detection of money laundering and for sanctions compliance is a high priority for us. We are investing to improve our detection and monitoring capabilities, including in automation of our processes.

Binding stress scenario

We have developed a new Severe Eurozone Crisis scenario to be used as the binding stress scenario in our combined stress test framework for 2018. In line with the currently binding Global Deflation scenario, this retains a eurozone crisis at its core, but with greater severity through the inclusion of an additional sovereign debt restructuring as a consequence of the ensuing crisis. A China hard landing remains a feature of the scenario, while the assumption of more severe negative rates in major developed countries has been removed. Forecast losses under the new scenario are not expected to differ materially from losses calculated under the Global Deflation scenario.

Risk management and control

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	30.9.17
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	116,430	55,629	152,888	500	49,952	480	104,697	146	480,723
of which: loans (on-balance sheet)	110,516	51,466	133,090	5	11,958	23	7,297	118	314,473
of which: guarantees and loan commitments (off-balance sheet)	4,402	1,040	18,302	0	27,533	105	2	27	51,410
Total impaired exposure, gross	58	23	934	0	130	0	0	45	1,189
of which: impaired loan exposure, gross	58	23	730	0	103			45	958
Total allowances and provisions for credit losses	30	25	492	0	52	0	0	20	619
Traded products¹˒⁵
Gross exposure	7,000	1,981	1,570	0	33,525				44,076
of which: over-the-counter derivatives	5,885	32	1,504	0	12,142				19,563
of which: securities financing transactions	0	255	0	0	16,175				16,430
of which: exchange-traded derivatives	1,115	1,694	66	0	5,209				8,084

	30.6.17
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	111,497	54,742	152,178	455	55,744	914	108,980	609	485,120
of which: loans (on-balance sheet)	106,656	50,857	132,792	1	12,516	68	6,219	121	309,229
of which: guarantees and loan commitments (off-balance sheet)	3,509	1,037	17,515	0	32,982	104	4	489	55,639
Total impaired exposure, gross	60	23	928	0	113	0	0	42	1,166
of which: impaired loan exposure, gross	60	23	718	0	97			42	940
Total allowances and provisions for credit losses	32	25	495	0	52	0	0	26	630
Traded products¹˒⁵
Gross exposure	6,477	1,997	1,462	0	37,377				47,313
of which: over-the-counter derivatives	5,370	38	1,347	0	14,988				21,743
of which: securities financing transactions	0	241	0	0	16,635				16,876
of which: exchange-traded derivatives	1,107	1,718	115	0	5,753				8,694

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Excludes reclassified securities and similar acquired securities held by Corporate Center – Non-core and Legacy Portfolio.    3 Excludes loans designated at fair value.    4 As of 30 September 2017, loan exposures reported under IFRS for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio were CHF 10,264 million (30 June 2017: CHF 9,861 million) and CHF 2,443 million (30 June 2017: CHF 2,401 million), respectively. For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM is provided.

Wealth Management, Wealth Management Americas and Personal & Corporate Banking loan portfolios, gross
	Wealth Management		Wealth Management Americas		Personal & Corporate Banking
CHF million	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17
Secured by residential property	34,323	33,323	10,880	10,334	95,873	95,679
Secured by commercial / industrial property	2,017	2,004	0	0	17,280	17,413
Secured by cash	13,805	13,141	4,321	4,499	1,485	1,775
Secured by securities	52,755	50,928	35,302	34,978	1,831	2,035
Secured by guarantees and other collateral	7,166	6,772	682	694	6,325	6,115
Unsecured loans	451	488	280	352	10,297	9,774
Total loans, gross	110,516	106,656	51,466	50,857	133,090	132,792
Total loans, net of allowances	110,487	106,625	51,440	50,831	132,646	132,345

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	4	17	7	10	6	6	5	2	2
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	3	7	4	5	0	5	2	1	0
CC – Non-core and Legacy Portfolio	3	3	3	3	1	2	2	0	0
Diversification effect²˒³			(7)	(7)	(1)	(6)	(4)	(1)	0
Total as of 30.9.17	5	18	7	11	6	8	5	2	2
Total as of 30.6.17	8	15	12	12	6	10	6	2	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book¹
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(33.1)	(33.1)	1.2	113.2	222.5
EUR	(139.7)	(83.0)	0.0	2.2	4.8
GBP	(75.8)	(68.3)	0.0	(9.2)	(32.9)
USD	567.6	258.3	(3.8)	(380.2)	(783.8)
Other	0.4	(1.1)	0.1	8.2	16.7
Total effect on fair value of interest rate-sensitive banking book positions as of 30.9.17	319.4	72.8	(2.5)	(265.8)	(572.7)
Total effect on fair value of interest rate-sensitive banking book positions as of 30.6.17	305.6	105.3	(2.9)	(302.8)	(624.8)

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	30.9.17							30.6.17
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges¹	Before hedges	Net of hedges	Net long per issuer		Net of hedges¹		Net of hedges¹
Austria	31	31	129	19	1,319	1,480	1,370	2,107	1,980
Belgium	88	88	90	90	415	593	593	504	504
Finland	62	28	53	53	315	429	395	671	638
France	694	659	1,076	983	5,012	6,782	6,654	4,656	4,435
Greece	2	2	0	0	32	34	34	4	4
Ireland²	152	152	1,476	1,476	158	1,787	1,787	1,382	1,382
Italy	1,197	852	209	170	83	1,489	1,105	1,971	1,641
Portugal	25	25	6	6	5	37	37	76	76
Spain	574	442	35	35	397	1,006	874	5,009	4,883
Other³	411	411	1	1	32	443	443	445	445

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 48 million (of which: Malta CHF 35 million, Ireland CHF 6 million and France CHF 4 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2016, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets

As of 30 September 2017, balance sheet assets totaled CHF 914 billion, an increase of CHF 23 billion from 30 June 2017. Total assets excluding positive replacement values (PRVs) increased by CHF 25 billion to CHF 794 billion, largely resulting from a strengthening of major currencies against the Swiss franc and an increase in receivables from securities financing transactions. Excluding currency effects, total assets excluding PRVs increased by CHF 15 billion.

Receivables from securities financing transactions increased by CHF 14 billion, primarily in Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher transaction volumes and a rebalancing of our high-quality liquid assets (HQLA). Lending assets increased by CHF 7 billion, mainly due to an increase in Lombard lending in Wealth Management and currency effects. Trading portfolio assets increased by CHF 7 billion, primarily within the Investment Bank, reflecting higher global equity markets and a client-driven increase in Corporate Client Solutions. Other assets increased by CHF 5 billion, primarily in Equities, mainly resulting from increases in cash collateral receivables on derivative instruments and prime brokerage receivables.

Cash and balances with central banks decreased by CHF 6 billion, primarily reflecting higher funding utilization by the business divisions, maturities of various fixed-term deposits and a rebalancing within our HQLA portfolio, partly offset by debt issuances. PRVs decreased by CHF 2 billion, mainly in our Non-core and Legacy Portfolio, reflecting fair value changes and trade maturities, primarily related to foreign exchange and interest rate contracts. Financial assets designated at fair value, available for sale and held to maturity decreased by CHF 2 billion as HQLA rebalancing in Corporate Center – Group ALM was partly offset by a client-driven increase in the Investment Bank.

→   Refer to the “Consolidated financial statements” section of this report for more information

IFRS balance sheet assets
	As of			% change from
CHF billion	30.9.17	30.6.17	31.12.16	30.6.17	31.12.16
Cash and balances with central banks	94.6	100.1	107.8	(6)	(12)
Lending¹	329.6	322.7	319.5	2	3
Securities financing transactions²	104.5	90.4	81.4	16	28
Trading portfolio	114.3	107.7	96.6	6	18
Positive replacement values	119.5	121.9	158.4	(2)	(25)
Financial assets at FV / AFS / HTM³	72.8	74.6	90.3	(2)	(19)
Other assets⁴	78.4	73.5	81.1	7	(3)
Total IFRS assets	913.6	890.8	935.0	3	(2)

1 Consists of amounts due from banks and loans.    2 Consists of reverse repurchase agreements and cash collateral on securities borrowed.    3 Consists of financial assets designated at fair value, financial assets available for sale and financial assets held to maturity.    4 Includes cash collateral receivables on derivative instruments and prime brokerage receivables.

Liquidity coverage ratio

In the third quarter of 2017, our liquidity coverage ratio (LCR) increased 11 percentage points to 142%, remaining above the 110% Group LCR minimum communicated by FINMA. The increase in LCR was mainly driven by lower average net cash outflows from financial liabilities at fair value and other unsecured wholesale funding, as well as additional debt issuances. These effects more than offset the negative impact from a reduction in overall HQLA due to lower deposit volumes and higher funding in our US operations to meet our liquidity requirements.

→   Refer to the “Recent developments” section of this report for more information on proposed changes to LCR requirements in Switzerland

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
CHF billion, except where indicated	Average 3Q17	Average 2Q17

High-quality liquid assets¹
Cash balances²	110	114
Securities	76	80
of which: on-balance sheet³	55	64
of which: off-balance sheet	21	16
Total high-quality liquid assets⁴	186	194

Cash outflows⁵
Retail deposits and deposits from small business customers	25	25
Unsecured wholesale funding	102	113
Secured wholesale funding	75	77
Other cash outflows	45	51
Total cash outflows	247	266

Cash inflows⁵
Secured lending	76	77
Inflows from fully performing exposures	31	31
Other cash inflows	10	10
Total cash inflows	117	118

Liquidity coverage ratio
High-quality liquid assets	186	194
Net cash outflows	131	148
Liquidity coverage ratio (%)	142	131

1 Calculated after the application of haircuts.    2 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    3 Includes financial assets designated at fair value, available for sale and held to maturity and trading portfolio assets.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Balance sheet, liquidity and funding management

Liabilities and funding management

Liabilities

Total liabilities increased by CHF 21 billion to CHF 859 billion as of 30 September 2017. Long-term debt issued increased by CHF 10 billion, primarily driven by the issuance of CHF 3.1 billion equivalent of US dollar-denominated senior unsecured debt that contributes to our total loss-absorbing capacity (TLAC) and CHF 4.7 billion equivalent of euro- and Australian dollar-denominated senior unsecured debt, as well as by a CHF 2 billion increase in financial liabilities designated at fair value, mainly in our Equities business, partly offset by the maturity of CHF 1.5 billion equivalent of US dollar-denominated senior unsecured debt.

Payables from securities financing transactions increased by CHF 6 billion, primarily in Corporate Center – Group ALM. Trading portfolio liabilities increased by CHF 5 billion, primarily reflecting higher global equity markets and a client-driven increase in Corporate Client Solutions, consistent with the aforementioned increases in trading portfolio assets. Short-term borrowings increased by CHF 3 billion, mainly reflecting net issuances of commercial paper, partly offset by net maturities of certificates of deposit. Other liabilities increased by CHF 3 billion, largely due to an increase in prime brokerage payables.

Negative replacement values decreased by CHF 4 billion, broadly in line with PRVs. Customer deposits decreased by CHF 3 billion, or CHF 7 billion excluding currency effects, primarily in Wealth Management, due to a reduction in demand deposits, and in Corporate Center – Group ALM, reflecting the maturity of several fixed-term deposits.

The “Funding by product and currency” table and the “Asset funding” chart on the following page provide more information on our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders increased by CHF 1,749 million to CHF 53,493 million.

Total comprehensive income attributable to shareholders was CHF 1,543 million, reflecting net profit of CHF 946 million and other comprehensive income (OCI) of CHF 596 million. OCI included OCI related to foreign currency translation of CHF 603 million, OCI related to defined benefit plans of CHF 123 million and OCI related to financial assets available for sale of CHF 24 million, partly offset by negative OCI related to cash flow hedges of CHF 118 million and negative OCI related to own credit of CHF 36 million.

Share premium increased by CHF 182 million, mainly due to the amortization of deferred equity compensation awards.

Treasury share activity increased equity attributable to shareholders by CHF 24 million.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

IFRS balance sheet liabilities and equity
	As of			% change from
CHF billion	30.9.17	30.6.17	31.12.16	30.6.17	31.12.16
Short-term borrowings¹	58.7	55.5	36.8	6	59
Securities financing transactions²	20.0	13.8	9.4	44	112
Trading portfolio	30.6	25.3	22.8	21	34
Negative replacement values	115.5	119.0	153.8	(3)	(25)
Due to customers	401.7	404.3	423.7	(1)	(5)
Long-term debt issued³	142.0	132.1	132.5	8	7
Other liabilities⁴	90.9	88.4	101.7	3	(11)
Total IFRS liabilities	859.4	838.4	880.7	3	(2)
Share capital	0.4	0.4	0.4	0	0
Share premium	25.8	25.6	28.3	1	(9)
Treasury shares	(2.2)	(2.2)	(2.2)	(1)	(4)
Retained earnings	35.1	34.1	31.7	3	11
Other comprehensive income⁵	(5.6)	(6.1)	(4.5)	(8)	25
Total IFRS equity attributable to shareholders	53.5	51.7	53.6	3	0
IFRS equity attributable to non-controlling interests	0.7	0.7	0.7	7	9
Total IFRS equity	54.2	52.4	54.3	3	0
Total IFRS liabilities and equity	913.6	890.8	935.0	3	(2)

1 Consists of short-term debt issued and amounts due to banks.    2 Consists of repurchase agreements and cash collateral on securities lent.    3 Consists of long-term debt issued held at amortized cost and financial liabilities designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Includes cash collateral payables on derivative instruments and prime brokerage payables.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Net stable funding ratio

As of 30 September 2017, our estimated pro forma net stable funding ratio (NSFR) was 108%, a decrease of 2 percentage points from 30 June 2017, primarily reflecting an CHF 18 billion increase in required stable funding, mainly driven by an increase in secured and unsecured lending activity, partly offset by a CHF 12 billion increase in available funding, primarily resulting from an increase in unsecured funding.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Recent developments” section of this report for more information on postponement of the NSFR in Switzerland

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on the net stable funding ratio

Pro forma net stable funding ratio
CHF billion, except where indicated	30.9.17	30.6.17
Available stable funding	445	433
Required stable funding	411	393
Pro forma net stable funding ratio (%)	108	110

Funding by product and currency
	CHF billion		As a percentage of total funding sources (%)
	All currencies		All currencies		CHF		EUR		USD		Other
	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17
Short-term borrowings	58.7	55.5	8.6	8.3	0.5	0.5	2.2	2.0	4.2	4.2	1.6	1.7
of which: due to banks	10.6	11.6	1.6	1.7	0.4	0.4	0.2	0.3	0.6	0.8	0.3	0.3
of which: short-term debt issued¹	48.1	43.9	7.0	6.6	0.1	0.1	2.0	1.7	3.6	3.4	1.3	1.4
Securities financing transactions	20.0	13.8	2.9	2.1	0.0	0.0	0.6	0.3	2.0	1.4	0.3	0.4
of which: securities lending	2.4	2.5	0.4	0.4	0.0	0.0	0.0	0.0	0.3	0.3	0.0	0.0
of which: repurchase agreements	17.5	11.3	2.6	1.7	0.0	0.0	0.6	0.3	1.7	1.0	0.3	0.4
Cash collateral payables on derivative instruments	31.9	31.5	4.7	4.7	0.2	0.1	1.5	1.6	2.2	2.1	0.8	0.9
Due to customers	401.7	404.3	58.6	60.6	24.6	25.0	7.1	7.3	21.7	23.0	5.3	5.3
of which: demand deposits	188.6	189.8	27.5	28.4	9.0	9.0	6.3	6.4	8.4	9.0	3.9	3.9
of which: retail savings / deposits	159.7	158.9	23.3	23.8	14.5	14.7	0.7	0.8	8.1	8.3	0.0	0.0
of which: time deposits	45.6	49.1	6.7	7.4	1.1	1.1	0.1	0.1	4.3	4.9	1.3	1.3
of which: fiduciary deposits	7.8	6.5	1.1	1.0	0.0	0.0	0.0	0.0	1.0	0.8	0.1	0.1
Long-term debt issued²	142.0	132.1	20.7	19.8	1.9	2.0	4.9	4.4	12.5	12.2	1.4	1.2
Prime brokerage payables	31.2	30.1	4.5	4.5	0.1	0.1	0.4	0.5	2.8	2.7	1.2	1.2
Total	685.5	667.3	100.0	100.0	27.3	27.6	16.7	16.1	45.4	45.6	10.6	10.7

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.

Capital management

Capital management

This section should be read in conjunction with the “Capital management” section of our Annual Report 2016, which provides more information about our strategy, objectives and governance for capital management.

Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated is provided in our UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG third quarter 2017 report, which will be available as of 1 November 2017 under “Quarterly reporting” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.

Requirements and capital adequacy information

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2016. These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone. UBS AG is subject to going concern requirements on a standalone basis. More information is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.

Under the Swiss SRB framework, banks are eligible for a rebate of up to 2% of the leverage ratio denominator (LRD)-based gone concern capital requirement if they take actions that facilitate recovery and resolvability beyond the minimum requirement. FINMA has communicated its annual assessment and has increased our rebate to approximately one-third of the maximum based on actions we completed in 2016 to improve resolvability. The rebate will be phased in until 1 January 2020. As we complete additional measures to improve the resolvability of the Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of the LRD on completion of the phase-in period.

The table below provides the risk-weighted assets (RWA)- and LRD-based requirements and information as of 30 September 2017.

Swiss SRB going and gone concern requirements and information¹
	Swiss SRB, including transitional arrangements (phase-in)
As of 30.9.17	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	9.22	15.07	22,046	36,045	2.60	4.06	23,061	36,045
Maximum high-trigger loss-absorbing additional tier 1 capital²˒³	3.00	6.80	7,176	16,273	0.90	1.83	7,983	16,273
of which: high-trigger loss-absorbing additional tier 1 capital		2.72		6,506		0.73		6,506
of which: low-trigger loss-absorbing additional tier 1 capital		0.45		1,078		0.12		1,078
of which: high-trigger loss-absorbing tier 2 capital		0.35		846		0.10		846
of which: low-trigger loss-absorbing tier 2 capital		3.28		7,844		0.88		7,844
Total going concern capital	12.22⁴	21.87	29,221	52,318	3.50⁵	5.90	31,044	52,318
Base gone concern loss-absorbing capacity, including applicable add-ons	6.20⁶	12.05	14,830	28,830	2.00⁶	3.25	17,739	28,830
Total gone concern loss-absorbing capacity	6.20	12.05	14,830	28,830	2.00	3.25	17,739	28,830
Total loss-absorbing capacity	18.42	33.93	44,051	81,148	5.50	9.15	48,783	81,148

	Swiss SRB as of 1.1.20 (fully applied)
As of 30.9.17	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.22	13.71	24,312	32,621	3.50	3.69	30,969	32,621
Maximum high-trigger loss-absorbing additional tier 1 capital²	4.30	3.73	10,232	8,872	1.50	1.00	13,273	8,872
of which: high-trigger loss-absorbing additional tier 1 capital		2.73		6,506		0.74		6,506
of which: low-trigger loss-absorbing additional tier 1 capital		0.99		2,366		0.27		2,366
Total going concern capital	14.52⁷	17.44	34,545	41,493	5.00⁸	4.69	44,242	41,493
Base gone concern loss-absorbing capacity, including applicable add-ons	14.30	15.50	34,029	36,895	5.00	4.17	44,242	36,895
Total gone concern loss-absorbing capacity	14.30	15.50	34,029	36,895	5.00	4.17	44,242	36,895
Total loss-absorbing capacity	28.82	32.94	68,573	78,388	10.00	8.86	88,483	78,388

1 This table does not include the effect of any gone concern requirement rebate.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements. Low-trigger loss-absorbing AT1 capital was partly offset by required deductions for goodwill on a phase-in basis.    3 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 4.22%, including the effect of countercyclical buffers of 0.22%.    5 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 0.5%.    6 Includes applicable add-ons of 0.36% for RWA and 0.13% for leverage ratio denominator.    7 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.52%, including the effect of countercyclical buffers of 0.22% and applicable add-ons of 1.44%.    8 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.

Capital management

Loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	30.9.17	30.6.17	31.12.16	30.9.17	30.6.17	31.12.16

Going concern capital
Common equity tier 1 capital	36,045	35,243	37,788	32,621	31,887	30,693
High-trigger loss-absorbing additional tier 1 capital	6,506	6,485	6,512¹	6,506	6,485	6,809
Low-trigger loss-absorbing additional tier 1 capital	1,078¹	1,035¹	0¹	2,366	2,295	2,342
Total loss-absorbing additional tier 1 capital	7,583	7,521	6,512	8,872	8,780	9,151
Total tier 1 capital	43,628	42,764	44,299	41,493	40,668	39,844
High-trigger loss-absorbing tier 2 capital	846	856	891
Low-trigger loss-absorbing tier 2 capital	7,844²	8,080	10,402
Total tier 2 capital	8,689	8,936	11,293
Total going concern capital	52,318	51,700	55,593	41,493	40,668	39,844

Gone concern loss-absorbing capacity³
Non-Basel III-compliant tier 1 capital⁴	687	657	642	687	657	642
Total tier 1 capital	687	657	642	687	657	642
High-trigger loss-absorbing tier 2 capital				221	224	679
Low-trigger loss-absorbing tier 2 capital	380²			8,224	8,080	10,402
Non-Basel III-compliant tier 2 capital⁴	683	669	698	683	669	698
Total tier 2 capital	1,063	669	698	9,128	8,973	11,779
TLAC-eligible senior unsecured debt	27,081	23,521	16,890	27,081	23,521	16,890
Total gone concern loss-absorbing capacity	28,830	24,847	18,229	36,895	33,151	29,311

Total loss-absorbing capacity
Total loss-absorbing capacity	81,148	76,547	73,822	78,388	73,819	69,154

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	239,190	237,818	225,412	237,963	236,697	222,677
Leverage ratio denominator	886,969	862,975	874,925	884,834	860,879	870,470

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.9	21.7	24.7	17.4	17.2	17.9
of which: common equity tier 1 capital ratio	15.1	14.8	16.8	13.7	13.5	13.8
Gone concern loss-absorbing capacity ratio	12.1	10.4	8.1	15.5	14.0	13.2
Total loss-absorbing capacity ratio	33.9	32.2	32.7	32.9	31.2	31.1

Leverage ratios (%)
Going concern leverage ratio	5.9	6.0	6.4	4.7	4.7	4.6
of which: common equity tier 1 leverage ratio	4.1	4.1	4.3	3.7	3.7	3.5
Gone concern leverage ratio	3.3	2.9	2.1	4.2	3.9	3.4
Total loss-absorbing capacity leverage ratio	9.1	8.9	8.4	8.9	8.6	7.9

1 High-trigger loss-absorbing additional tier 1 (AT1) capital (31 December 2016: CHF 6,809 million) and low-trigger loss-absorbing AT1 capital (30 September 2017: CHF 2,366 million; 30 June 2017: CHF 2,295 million; 31 December 2016: CHF 2,342 million) were partly offset by required deductions for goodwill (30 September 2017: CHF 1,288 million; 30 June 2017: CHF 1,260 million; 31 December 2016: CHF 2,639 million).    2 Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    3 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments.

Going concern capital

As of 30 September 2017, our fully applied common equity tier 1 (CET1) capital increased by CHF 0.7 billion to CHF 32.6 billion, mainly as a result of operating profit before tax, partly offset by accruals for capital returns to shareholders.

Gone concern loss-absorbing capacity

Our fully applied gone concern loss-absorbing capacity increased by CHF 3.7 billion to CHF 36.9 billion, primarily driven by the issuance of CHF 3.1 billion equivalent in US dollar-denominated senior unsecured debt instruments, which contributes to our total loss-absorbing capacity (TLAC).

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our fully applied CET1 capital ratio increased 0.2 percentage points to 13.7%, reflecting an increase in CET1 capital of CHF 0.7 billion, partly offset by a CHF 1.3 billion increase in RWA.

Our fully applied CET1 leverage ratio was 3.7%, unchanged from 30 June 2017, as the aforementioned increase in CET1 capital was offset by an increase of CHF 24 billion in the LRD.

On a phase-in basis, our CET1 capital ratio increased 0.3 percentage points to 15.1%, while our CET1 leverage ratio was stable at 4.1%.

On a fully applied basis, our gone concern loss-absorbing capacity ratio increased 1.5 percentage points to 15.5%, primarily driven by the aforementioned issuance of senior unsecured debt instruments. Our gone concern leverage ratio on a fully applied basis increased 0.3 percentage points to 4.2%.

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million	30.9.17	30.6.17	31.12.16	30.9.17	30.6.17	31.12.16
Total IFRS equity	54,236	52,437	54,302	54,236	52,437	54,302
Equity attributable to non-controlling interests	(743)	(693)	(682)	(743)	(693)	(682)
Deferred tax assets recognized for tax loss carry-forwards¹	(6,577)	(6,566)	(5,042)	(8,221)	(8,207)	(8,403)
Deferred tax assets on temporary differences, excess over threshold	(790)	(658)	(741)	(1,281)	(1,112)	(1,835)
Goodwill, net of tax¹˒²	(5,154)	(5,039)	(3,959)	(6,442)	(6,298)	(6,599)
Intangible assets, net of tax	(229)	(199)	(241)	(229)	(199)	(241)
Unrealized (gains) / losses from cash flow hedges, net of tax	(621)	(739)	(972)	(621)	(739)	(972)
Compensation-related components (not recognized in net profit)	(1,505)	(1,401)	(1,589)	(1,505)	(1,401)	(1,589)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	105	58	(294)	105	58	(294)
Unrealized gains related to financial assets available for sale, net of tax	(190)	(175)	(262)	(190)	(175)	(262)
Prudential valuation adjustments	(55)	(69)	(68)	(55)	(69)	(68)
Consolidation scope	(54)	(53)	(129)	(54)	(53)	(129)
Accruals for dividends to shareholders for 2016	0	0	(2,250)	0	0	(2,250)
Expected losses on advanced internal ratings-based portfolio less general provisions	(515)	(511)	(356)	(515)	(511)	(356)
Other³	(1,862)	(1,149)	71	(1,862)	(1,149)	71
Total common equity tier 1 capital	36,045	35,243	37,788	32,621	31,887	30,693

1 As of 30 September 2017 and 30 June 2017, the phase-in deduction applied was 80%; as of 31 December 2016, the phase-in deduction applied was 60%.    2 Includes goodwill related to significant investments in financial institutions of CHF 340 million (30 June 2017: CHF 331 million; 31 December 2016: CHF 342 million).    3 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Post-stress CET1 capital ratio

We are committed to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Our post-stress CET1 capital ratio exceeded the 10% objective as of 30 September 2017.

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB, including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)

Going concern capital
Common equity tier 1 capital as of 30.6.17	35,243	31,887
Operating profit before tax	1,221	1,221
Current tax (expense) / benefit	(230)	(230)
Foreign currency translation effects	206	171
Deferred tax assets recognized for temporary differences	127	90
Defined benefit plans	116	116
Compensation-related capital and share premium components	105	105
Other	(743)	(739)
Common equity tier 1 capital as of 30.9.17	36,045	32,621
Loss-absorbing additional tier 1 capital as of 30.6.17	7,521	8,780
Foreign currency translation and other effects	62	92
Loss-absorbing additional tier 1 capital as of 30.9.17	7,583	8,872
Tier 2 capital as of 30.6.17	8,936
Amortization due to shortening residual tenor	(380)
Foreign currency translation and other effects	133
Tier 2 capital as of 30.9.17	8,689
Total going concern capital as of 30.6.17	51,700	40,668
Total going concern capital as of 30.9.17	52,318	41,493

Gone concern loss-absorbing capacity
Tier 1 capital as of 30.6.17	657	657
Foreign currency translation and other effects	30	30
Tier 1 capital as of 30.9.17	687	687
Tier 2 capital as of 30.6.17	669	8,973
Amortized portion, which qualifies as gone concern loss-absorbing capacity	380
Foreign currency translation and other effects	14	155
Tier 2 capital as of 30.9.17	1,063	9,128
TLAC-eligible senior unsecured debt as of 30.6.17	23,521	23,521
Issuance of TLAC-eligible senior unsecured debt instruments	3,143	3,143
Foreign currency translation and other effects	417	417
TLAC-eligible senior unsecured debt as of 30.9.17	27,081	27,081
Total gone concern loss-absorbing capacity as of 30.6.17	24,847	33,151
Total gone concern loss-absorbing capacity as of 30.9.17	28,830	36,895

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.17	76,547	73,819
Total loss-absorbing capacity as of 30.9.17	81,148	78,388

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 11 billion and our fully applied CET1 capital by CHF 1.2 billion as of 30 September 2017 (30 June 2017: CHF 11 billion and CHF 1.2 billion, respectively) and reduced our fully applied CET1 capital ratio by 11 basis points (30 June 2017: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied RWA by CHF 10 billion and our fully applied CET1 capital by CHF 1.1 billion (30 June 2017: CHF 10 billion and CHF 1.1 billion, respectively) and increased our fully applied CET1 capital ratio by 11 basis points (30 June 2017: 11 basis points).

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2016 for more information

Leverage ratio denominator

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 67 billion (30 June 2017: CHF 64 billion) and reduced our fully applied Swiss SRB going concern leverage ratio by 11 basis points (30 June 2017: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied LRD by CHF 60 billion (30 June 2016: CHF 58 billion) and increased our fully applied Swiss SRB going concern leverage ratio by 11 basis points (30 June 2017: 11 basis points).

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2016 for more information

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” to our consolidated financial statements. This is an estimated amount and is not related to and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.9 billion as of 30 September 2017. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS’s actual exposure in any of these matters.

→   Refer to “Note 14  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Capital management

Risk-weighted assets

During the third quarter of 2017, fully applied risk-weighted assets (RWA) increased by CHF 1.3 billion to CHF 238.0 billion, mainly driven by currency effects of CHF 1.6 billion and regulatory add-ons of CHF 1.0 billion, partly offset by methodology, policy changes and model updates of CHF 1.6 billion.

Movement in fully applied risk-weighted assets by key driver
CHF billion	RWA as of 30.6.17	Currency effects	Methodology, policy changes and model updates	Regulatory add-ons	Asset size and other¹	RWA as of 30.9.17
Credit risk	126.8	1.5	0.0	0.8	(1.9)	127.3
Non-counterparty-related risk	16.8	0.1			0.3	17.2
Market risk	13.7		(1.6)	0.2	1.9	14.1
Operational risk	79.4				0.0	79.4
Total	236.7	1.6	(1.6)	1.0	0.2	238.0

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information.

Credit risk

Credit risk RWA increased by CHF 0.5 billion to CHF 127.3 billion as of 30 September 2017.

The RWA increase from currency effects of CHF 1.5 billion and from regulatory add-ons of CHF 0.8 billion, reflecting an increase in the internal ratings-based (IRB) multiplier on Investment Bank exposures to corporates, was partly offset by several asset size and other movements totaling CHF 1.9 billion.

We anticipate that methodology changes and model updates, including adjustments to probability of default and loss given default factors, credit conversion factors and scheduled increases in the FINMA-required multiplier for Investment Bank exposures to corporates, will increase credit risk RWA by around CHF 3 billion in the fourth quarter of 2017. We expect that there will be further regulatory-driven increases in credit risk RWA in 2018. The extent and timing of further RWA increases may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in composition of the relevant portfolios and other factors will affect our RWA. Our estimates of future regulation-driven RWA increases do not reflect mitigating actions that we may take or further proposed changes to the Basel framework.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2016 for more information on loss given default, probability of default, credit conversion factors and exposure at default

Market risk

Market risk RWA increased by CHF 0.4 billion due to asset size and other movements, mainly as a result of higher average regulatory value-at-risk (VaR) levels observed during the quarter, primarily in the Investment Bank’s Equities business, partly offset by the effects of an enhancement to VaR model parameters.

We expect changes to the risks-not-in-VaR charge. Based on our current estimates, this is expected to result in an RWA increase of approximately CHF 1 billion in the fourth quarter of 2017, with an additional effect of approximately CHF 2 billion in 2018. Our estimates of future RWA increases do not reflect mitigating actions that we may take or any changes in the trading book composition or risk levels.

→   Refer to the “Risk management and control” section of this report and the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on market risk developments

Operational risk

Operational risk RWA were CHF 79.4 billion as of 30 September 2017, unchanged from 30 June 2017.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2016 for more information on the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA
	30.9.17
Credit risk	15.5	9.3	43.2	1.6	42.5	1.6	8.9	4.6	127.3
Advanced IRB approach¹	11.6	4.2	41.4	1.0	39.0	0.4	7.2	3.4	108.2
Standardized approach²	3.9	5.1	1.8	0.6	3.6	1.2	1.7	1.2	19.1
Non-counterparty-related risk³	0.1	0.0	0.1	0.0	0.0	18.2	0.0	0.0	18.4
Market risk	0.0	1.2	0.0	0.0	13.3	(2.7)⁴	0.6	1.7	14.1
Operational risk	13.5	13.5	4.0	2.4	19.8	13.3	2.5	10.3	79.4
RWA, phase-in	29.1	23.9	47.3	4.0	75.7	30.5	12.1	16.6	239.2
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	(1.2)	0.0	0.0	(1.2)
RWA, fully applied⁶	29.1	23.9	47.3	4.0	75.7	29.2	12.1	16.6	238.0
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	1.3	0.9	1.1	0.1	0.6	0.0	(3.9)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	30.4	24.9	48.3	4.1	76.3	29.2	8.2	16.7	238.0

	30.6.17
Credit risk	15.0	9.4	42.8	1.6	42.2	1.6	8.9	5.4	126.8
Advanced IRB approach¹	11.3	4.4	41.1	1.1	38.9	0.3	6.9	3.9	107.8
Standardized approach²	3.6	5.0	1.8	0.6	3.3	1.3	2.0	1.5	19.0
Non-counterparty-related risk³	0.1	0.0	0.1	0.0	0.0	17.8	0.0	0.0	17.9
Market risk	0.0	1.3	0.0	0.0	12.9	(2.9)⁴	0.5	1.8	13.7
Operational risk	13.5	13.5	4.0	2.4	19.8	13.3	2.5	10.3	79.4
RWA, phase-in	28.5	24.2	46.9	4.0	74.9	29.8	12.0	17.5	237.8
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	(1.1)	0.0	0.0	(1.1)
RWA, fully applied⁶	28.5	24.2	46.9	4.0	74.9	28.7	12.0	17.5	236.7
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	1.4	0.9	1.1	0.1	0.7	0.0	(4.2)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	29.9	25.1	47.9	4.1	75.7	28.7	7.8	17.5	236.7

	30.9.17 vs 30.6.17
Credit risk	0.5	(0.1)	0.4	0.0	0.3	0.0	0.0	(0.8)	0.5
Advanced IRB approach¹	0.3	(0.2)	0.3	(0.1)	0.1	0.1	0.3	(0.5)	0.4
Standardized approach²	0.3	0.1	0.0	0.0	0.3	(0.1)	(0.3)	(0.3)	0.1
Non-counterparty-related risk³	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.5
Market risk	0.0	(0.1)	0.0	0.0	0.4	0.2	0.1	(0.1)	0.4
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RWA, phase-in	0.6	(0.3)	0.4	0.0	0.8	0.7	0.1	(0.9)	1.4
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)
RWA, fully applied⁶	0.6	(0.3)	0.4	0.0	0.8	0.5	0.1	(0.9)	1.3
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.3	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	0.5	(0.2)	0.4	0.0	0.6	0.5	0.4	(0.8)	1.3

1 Includes equity exposures in the banking book according to the simple risk weight method.    2 Includes settlement risk and business transfers.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 September 2017: CHF 9.7 billion; 30 June 2017: CHF 9.4 billion), property, equipment and software (30 September 2017: CHF 8.6 billion; 30 June 2017: CHF 8.4 billion) and other items (30 September 2017: CHF 0.1 billion; 30 June 2017: CHF 0.1 billion).    4 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    5 Phase-out items are entirely related to non-counterparty-related risk RWA.    6 Represents RWA held by the respective business division or Corporate Center unit.    7 Represents RWA held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework“ in the “Capital management“ section of our Annual Report 2016 for more information.

Capital management

Leverage ratio denominator

During the third quarter of 2017, the fully applied leverage ratio denominator (LRD) increased by CHF 24 billion to CHF 885 billion, primarily driven by asset size and other movements of CHF 13 billion and currency effects of CHF 12 billion.

Movement in the fully applied leverage ratio denominator by key driver
CHF billion	LRD as of 30.6.17	Currency effects	Incremental netting and collateral mitigation	Asset size and other	LRD as of 30.9.17
On-balance sheet exposures (excluding derivative exposures and SFTs)¹	628.5	7.3		(1.0)	634.8
Derivative exposures	99.7	2.2	(0.3)	0.3	101.9
Securities financing transactions	115.8	2.2	(0.3)	15.0	132.6
Off-balance sheet items	33.4	0.5		(1.5)	32.4
Deduction items	(16.5)	(0.2)		(0.2)	(16.9)
Total	860.9	11.9	(0.6)	12.6	884.8

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Currency effects mainly reflect the strengthening of major currencies against the Swiss franc. The LRD movements described below exclude currency effects.

Securities financing transactions (SFTs) increased by CHF 15 billion due to asset size and other movements, primarily in Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher transaction volumes and a rebalancing of our high-quality liquid assets (HQLA), as well as in the Investment Bank.

On-balance sheet exposures (excluding derivatives and SFTs) decreased by CHF 1 billion due to asset size and other movements, mainly resulting from a CHF 6 billion decrease in cash and balances with central banks and a CHF 3 billion decrease in financial assets designated at fair value, available for sale and held to maturity, mostly offset by a CHF 3 billion increase in lending and a CHF 4 billion increase in trading portfolio assets. Cash and balances with central banks decreased by CHF 6 billion, primarily reflecting higher funding utilization by the business divisions as well as maturities of various fixed-term deposits and HQLA rebalancing, partly offset by debt issuances in Corporate Center – Group ALM. Financial assets designated at fair value, available for sale and held to maturity decreased by CHF 3 billion, as HQLA rebalancing in Corporate Center – Group ALM was partly offset by a client-driven increase in the Investment Bank. The CHF 3 billion increase in lending mainly reflects higher Lombard lending in Wealth Management, and the CHF 4 billion increase in trading portfolio assets within the Investment Bank reflects higher global equity markets and a client-driven increase in Corporate Client Solutions .

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	30.9.17
Total IFRS assets	118.4	65.3	137.5	12.6	248.3	23.3	258.6	49.7	913.6
Difference in scope of consolidation¹	0.0	(0.2)	0.0	(10.0)	(0.3)	(0.2)	0.2	0.0	(10.5)
Less: derivative exposures and SFTs²	(1.8)	(1.9)	(1.6)	0.0	(134.9)	0.0	(83.0)	(45.1)	(268.3)
On-balance sheet exposures	116.6	63.3	135.9	2.6	113.0	23.1	175.7	4.6	634.8
Derivative exposures	3.6	3.4	2.3	0.0	76.7	0.0	5.8	10.1	101.9
Securities financing transactions	0.0	0.9	0.0	0.0	49.4	0.0	81.0	1.4	132.6
Off-balance sheet items	3.8	0.7	11.6	0.0	15.2	0.1	0.9	0.1	32.4
Items deducted from Swiss SRB tier 1 capital						(14.7)			(14.7)
LRD, phase-in	124.0	68.3	149.8	2.6	254.3	8.5	263.4	16.1	887.0
Additional items deducted from Swiss SRB tier 1 capital						(2.1)			(2.1)
LRD, fully applied³	124.0	68.3	149.8	2.6	254.3	6.4	263.4	16.1	884.8
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	49.2	14.4	38.9	2.1	22.8	0.5	(129.6)	1.8	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	173.1	82.6	188.7	4.7	277.0	6.8	133.8	17.9	884.8

	30.6.17
Total IFRS assets	114.1	63.5	137.4	12.7	232.9	23.2	253.1	54.0	890.8
Difference in scope of consolidation¹	0.0	(0.2)	0.0	(10.2)	(0.4)	(0.2)	0.2	0.0	(10.7)
Less: derivative exposures and SFTs²	(1.6)	(1.7)	(1.2)	0.0	(128.1)	0.0	(69.6)	(49.5)	(251.7)
On-balance sheet exposures	112.5	61.6	136.2	2.5	104.4	23.0	183.6	4.6	628.5
Derivative exposures	3.1	3.3	1.8	0.0	73.5	0.0	6.3	11.6	99.7
Securities financing transactions	0.0	0.8	0.0	0.0	45.7	0.0	67.8	1.4	115.8
Off-balance sheet items	3.6	0.8	11.6	0.0	16.1	0.1	0.9	0.3	33.4
Items deducted from Swiss SRB tier 1 capital						(14.4)			(14.4)
LRD, phase-in	119.3	66.6	149.5	2.5	239.7	8.7	258.7	17.9	863.0
Additional items deducted from Swiss SRB tier 1 capital						(2.1)			(2.1)
LRD, fully applied³	119.3	66.6	149.5	2.5	239.7	6.6	258.7	17.9	860.9
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	51.2	15.3	39.2	1.9	27.6	0.0	(136.9)	1.7	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	170.4	81.9	188.7	4.4	267.4	6.7	121.8	19.5	860.9

	30.9.17 vs 30.6.17
Total IFRS assets	4.3	1.8	0.1	(0.1)	15.4	0.1	5.5	(4.3)	22.8
Difference in scope of consolidation¹	0.0	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.2
Less: derivative exposures and SFTs²	(0.2)	(0.2)	(0.4)	0.0	(6.8)	0.0	(13.4)	4.4	(16.6)
On-balance sheet exposures	4.1	1.7	(0.3)	0.1	8.6	0.1	(7.9)	0.0	6.3
Derivative exposures	0.5	0.1	0.5	0.0	3.2	0.0	(0.5)	(1.5)	2.2
Securities financing transactions	0.0	0.1	0.0	0.0	3.7	0.0	13.2	0.0	16.8
Off-balance sheet items	0.2	(0.1)	0.0	0.0	(0.9)	0.0	0.0	(0.2)	(1.0)
Items deducted from Swiss SRB tier 1 capital						(0.3)			(0.3)
LRD, phase-in	4.7	1.7	0.3	0.1	14.6	(0.2)	4.7	(1.8)	24.0
Additional items deducted from Swiss SRB tier 1 capital						0.0			0.0
LRD, fully applied³	4.7	1.7	0.3	0.1	14.6	(0.2)	4.7	(1.8)	23.9
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	(2.0)	(0.9)	(0.3)	0.2	(4.8)	0.5	7.3	0.1	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	2.7	0.7	0.0	0.3	9.6	0.1	12.0	(1.6)	23.9

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    3 Represents LRD held by the respective business division or Corporate Center unit.    4 Represents LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the ”Capital management” section of our Annual Report 2016 for more information.

Capital management

Equity attribution and return on attributed equity

Average attributed equity to business divisions and Corporate Center decreased by CHF 0.1 billion to CHF 52.6 billion in the third quarter of 2017 compared with the second quarter. Average attributed tangible equity decreased by CHF 0.1 billion to CHF 46.3 billion.

Change in equity attribution framework in 2017

In the first quarter of 2017, we implemented an updated equity attribution framework, which reflects the revision of the too big to fail provisions applicable to Swiss systemically relevant banks.

Effective 1 January 2017, the weighting used for the attribution of tangible equity was changed from an equal driver weighting of one-third each for average fully applied risk-weighted assets (RWA), average fully applied leverage ratio denominator (LRD) and risk-based capital (RBC) to 50% each for RWA and LRD. Average fully applied RWA and LRD continue to be converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively, both of which exceed future regulatory requirements. If the tangible attributed equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of RBC for any business division, the CET1 capital equivalent of RBC will be used as a floor for that business division.

Under the revised framework, LRD and RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) directly associated with activities that Corporate Center – Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units for the purpose of equity attribution. This allocation is primarily based on the level of high-quality liquid assets that is needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Corporate Center – Group ALM continues to retain attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

In addition to tangible equity, we continue to allocate equity to our businesses to support goodwill and intangible assets. However, following the aforementioned change in the first quarter of 2017, we now also attribute to the business divisions equity for goodwill and intangible assets resulting from the acquisition of PaineWebber that until 1 January 2017 was held centrally in Group items within Corporate Center – Services under the previous framework.

We now attribute all Basel III capital deduction items to Group items. These deduction items include deferred tax assets, which constitute the largest component of Group items, unrealized gains from cash flow hedges and compensation- and own shares-related components. Prior to 2017, Group items only included an amount of attributed equity for certain capital deduction items. The total amount of attributed equity now equals average shareholders’ equity.

→   Refer to the “Capital management” section of our Annual Report 2016 for more information on the equity attribution framework

Average attributed equity and attributed tangible equity
	Total attributed equity			Attributed tangible equity¹
	For the quarter ended		Year-to-date	For the quarter ended		Year-to-date
CHF billion	30.9.17	30.6.17	30.9.17	30.9.17	30.6.17	30.9.17
Wealth Management	6.2	6.1	6.1	4.9	4.8	4.8
Wealth Management Americas	6.4	6.6	6.6	2.9	3.0	3.0
Personal & Corporate Banking	6.2	6.1	6.1	6.2	6.1	6.1
Asset Management	1.7	1.7	1.7	0.3	0.3	0.3
Investment Bank	9.3	9.1	9.2	9.2	9.1	9.1
Corporate Center	22.9	23.1	23.4	22.9	23.1	23.4
of which: CC – Services	18.7	19.1	19.4	18.7	19.1	19.4
of which: Group items	17.0	17.4	17.7	17.0	17.4	17.7
of which: CC – Group ALM	2.9	2.6	2.6	2.9	2.6	2.6
of which: CC – Non-core and Legacy Portfolio	1.3	1.4	1.4	1.3	1.4	1.4
Average (tangible) equity attributed to business divisions and Corporate Center	52.6	52.7	53.0	46.3	46.4	46.6
1 Attributed tangible equity equals attributed equity less goodwill and intangible assets.

Return on (attributed) equity and return on (attributed) tangible equity¹
	Return on (attributed) equity			Return on (attributed) tangible equity
	For the quarter ended		Year-to-date	For the quarter ended		Year-to-date
In %	30.9.17	30.6.17	30.9.17	30.9.17	30.6.17	30.9.17

Reported
Wealth Management	37.8	38.2	39.5	48.4	48.8	50.7
Wealth Management Americas	19.7	18.0	18.5	44.9	40.5	42.0
Personal & Corporate Banking	26.7	23.4	25.9	26.7	23.4	25.9
Asset Management	30.3	26.1	26.7	166.0	144.3	145.7
Investment Bank	11.6	19.7	17.4	11.9	20.0	17.7
UBS Group	7.2	8.9	8.5	8.3	10.3	9.8

Adjusted²
Wealth Management	45.2	45.3	46.3	57.8	57.8	59.4
Wealth Management Americas	21.2	19.5	20.0	48.3	43.8	45.2
Personal & Corporate Banking	28.3	24.9	27.4	28.3	24.9	27.4
Asset Management	36.5	31.7	32.2	199.7	174.9	175.3
Investment Bank	15.2	18.3	19.3	15.5	18.6	19.6
UBS Group	8.9	9.9	9.9	10.2	11.4	11.4

1 Return on attributed equity and return on attributed tangible equity shown for the business divisions. Return on equity attributable to shareholders and return on tangible equity shown for the UBS Group. Return on attributed equity and return on attributed tangible equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued increased slightly in the third quarter of 2017 due to the issuance of shares out of conditional capital upon exercise of employee share options.

Treasury shares, which are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans, totaled 134 million shares as of 30 September 2017. Treasury shares decreased by 1 million shares during the third quarter of 2017, mainly due to the delivery of treasury shares under share-based compensation plans, partly offset by purchases.

UBS Group share information
	As of or for the quarter ended			% change from
	30.9.17	30.6.17	30.9.16	30.6.17
Shares issued	3,852,361,272	3,851,805,058	3,850,381,434	0
Treasury shares	133,704,681	135,182,950	141,143,510	(1)
Shares outstanding	3,718,656,591	3,716,622,108	3,709,237,924	0
Basic earnings per share (CHF)¹	0.25	0.32	0.22	(22)
Diluted earnings per share (CHF)¹	0.25	0.31	0.22	(19)
Equity attributable to shareholders (CHF million)	53,493	51,744	53,300	3
Less: goodwill and intangible assets (CHF million)	6,388	6,226	6,345	3
Tangible equity attributable to shareholders (CHF million)	47,105	45,518	46,955	3
Total book value per share (CHF)	14.39	13.92	14.37	3
Tangible book value per share (CHF)	12.67	12.25	12.66	3
Share price (CHF)	16.55	16.24	13.23	2
Market capitalization (CHF million)²	63,757	62,553	50,941	2

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Market capitalization is calculated on the basis of total shares issued multiplied by the share price at the end of the period.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN		CH0244767585
Valoren		24 476 758
CUSIP		CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

73	Income statement
74	Statement of comprehensive income
76	Balance sheet
78	Statement of changes in equity
80	Statement of cash flows

82	1 Basis of accounting
83	2 Segment reporting
84	3 Net fee and commission income
84	4 Other income
84	5 Personnel expenses
85	6 General and administrative expenses
85	7 Income taxes
86	8 Earnings per share (EPS) and shares outstanding
86	9 Fair value measurement
97	10 Derivative instruments
98	11 Other assets and liabilities
99	12 Financial liabilities designated at fair value
99	13 Debt issued held at amortized cost
100	14 Provisions and contingent liabilities
108	15 Guarantees, commitments and forward starting transactions
109	16 Changes in organization
110	17 Currency translation rates
110	18 Events after the reporting period

UBS AG interim consolidated financial information (unaudited)

111	Comparison UBS Group AG consolidated versus UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Interest income		3,607	3,627	3,305	(1)	9	10,586	10,264
Interest expense		(1,865)	(2,210)	(1,530)	(16)	22	(5,731)	(5,613)
Net interest income		1,743	1,417	1,775	23	(2)	4,855	4,652
Credit loss (expense) / recovery		7	(46)	(4)			(39)	(13)
Net interest income after credit loss expense		1,750	1,371	1,771	28	(1)	4,816	4,638
Net fee and commission income	3	4,244	4,295	4,056	(1)	5	12,892	12,236
Net trading income		1,089	1,456	1,098	(25)	(1)	3,985	4,002
Other income	4	62	147	104	(58)	(40)	252	390
Total operating income		7,145	7,269	7,029	(2)	2	21,946	21,266
Personnel expenses	5	3,893	4,014	3,942	(3)	(1)	11,967	11,852
General and administrative expenses	6	1,760	1,488	1,939	18	(9)	4,754	5,269
Depreciation and impairment of property, equipment and software		256	249	248	3	3	761	731
Amortization and impairment of intangible assets		16	16	23	0	(30)	53	70
Total operating expenses		5,924	5,767	6,152	3	(4)	17,534	17,922
Operating profit / (loss) before tax		1,221	1,502	877	(19)	39	4,412	3,344
Tax expense / (benefit)	7	272	327	49	(17)	455	974	695
Net profit / (loss)		948	1,175	829	(19)	14	3,438	2,649
Net profit / (loss) attributable to non-controlling interests		2	1	1	100	100	49	81
Net profit / (loss) attributable to shareholders		946	1,174	827	(19)	14	3,389	2,568

Earnings per share (CHF)
Basic	8	0.25	0.32	0.22	(22)	14	0.91	0.69
Diluted	8	0.25	0.31	0.22	(19)	14	0.88	0.67

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16

Comprehensive income attributable to shareholders
Net profit / (loss)	946	1,174	827	3,389	2,568

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	376	(994)	(172)	(989)	(815)
Foreign exchange amounts reclassified to the income statement from equity	2	21	4	27	153
Income tax relating to foreign currency translation movements	226	1	107	229	110
Subtotal foreign currency translation, net of tax	603	(971)	(61)	(733)	(553)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	57	10	6	110	375
Impairment charges reclassified to the income statement from equity	0	(1)	1	13	4
Realized gains reclassified to the income statement from equity	(13)	(135)	(18)	(156)	(273)
Realized losses reclassified to the income statement from equity	2	5	0	9	19
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(22)	6	(9)	(24)	(53)
Subtotal financial assets available for sale, net of tax	24	(115)	(21)	(47)	72
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	60	165	(175)	195	1,270
Net (gains) / losses reclassified to the income statement from equity	(209)	(211)	(235)	(640)	(812)
Income tax relating to cash flow hedges	30	11	84	93	(90)
Subtotal cash flow hedges, net of tax	(118)	(35)	(326)	(351)	367
Total other comprehensive income that may be reclassified to the income statement, net of tax	509	(1,121)	(408)	(1,132)	(113)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	129	107	(186)	285	(575)
Income tax relating to defined benefit plans	(5)	1	(23)	(1)	(16)
Subtotal defined benefit plans, net of tax	123	108	(209)	283	(590)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(36)	(72)	(30)	(288)	(135)
Income tax relating to own credit on financial liabilities designated at fair value	0	(1)	4	(1)	5
Subtotal own credit on financial liabilities designated at fair value, net of tax	(36)	(73)	(25)	(290)	(130)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	87	35	(235)	(7)	(720)

Total other comprehensive income	596	(1,086)	(643)	(1,138)	(834)
Total comprehensive income attributable to shareholders	1,543	89	184	2,251	1,734

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	2	1	1	49	81

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	29	14	5	43	284
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	29	14	5	43	284
Total other comprehensive income that will not be reclassified to the income statement, net of tax	29	14	5	43	284
Total comprehensive income attributable to non-controlling interests	31	14	7	92	364

Total comprehensive income
Net profit / (loss)	948	1,175	829	3,438	2,649
Other comprehensive income	626	(1,072)	(637)	(1,095)	(550)
of which: other comprehensive income that may be reclassified to the income statement	509	(1,121)	(408)	(1,132)	(113)
of which: other comprehensive income that will not be reclassified to the income statement	116	49	(229)	36	(437)
Total comprehensive income	1,574	103	191	2,343	2,099

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.9.17	30.6.17	31.12.16	30.6.17	31.12.16

Assets
Cash and balances with central banks		94,563	100,071	107,767	(6)	(12)
Due from banks		15,047	14,420	13,156	4	14
Cash collateral on securities borrowed		16,614	15,081	15,111	10	10
Reverse repurchase agreements		87,889	75,324	66,246	17	33
Trading portfolio assets	9	114,297	107,659	96,575	6	18
of which: assets pledged as collateral which may be sold or repledged by counterparties		33,418	32,679	30,260	2	10
Positive replacement values	9, 10	119,462	121,910	158,411	(2)	(25)
Cash collateral receivables on derivative instruments	10	24,928	22,687	26,664	10	(7)
Loans		314,536	308,280	306,325	2	3
Financial assets designated at fair value	9	50,738	51,787	65,353	(2)	(22)
Financial assets available for sale	9	13,043	14,114	15,676	(8)	(17)
Financial assets held to maturity		9,005	8,710	9,289	3	(3)
Investments in associates		987	972	963	2	2
Property, equipment and software		8,647	8,424	8,331	3	4
Goodwill and intangible assets		6,388	6,226	6,556	3	(3)
Deferred tax assets		12,670	12,372	13,155	2	(4)
Other assets	11	24,783	22,793	25,436	9	(3)
Total assets		913,599	890,831	935,016	3	(2)

Balance sheet (continued)
					% change from
CHF million	Note	30.9.17	30.6.17	31.12.16	30.6.17	31.12.16

Liabilities
Due to banks		10,639	11,598	10,645	(8)	0
Cash collateral on securities lent		2,435	2,538	2,818	(4)	(14)
Repurchase agreements		17,535	11,286	6,612	55	165
Trading portfolio liabilities	9	30,620	25,320	22,824	21	34
Negative replacement values	9, 10	115,457	119,027	153,810	(3)	(25)
Cash collateral payables on derivative instruments	10	31,899	31,520	35,472	1	(10)
Due to customers		401,711	404,303	423,672	(1)	(5)
Financial liabilities designated at fair value	9, 12	56,585	54,215	55,017	4	3
Debt issued	13	133,497	121,727	103,649	10	29
Provisions	14	3,136	3,207	4,174	(2)	(25)
Other liabilities	11	55,848	53,653	62,020	4	(10)
Total liabilities		859,364	838,394	880,714	3	(2)

Equity
Share capital		385	385	385	0	0
Share premium		25,782	25,600	28,254	1	(9)
Treasury shares		(2,155)	(2,180)	(2,249)	(1)	(4)
Retained earnings		35,107	34,074	31,725	3	11
Other comprehensive income recognized directly in equity, net of tax		(5,626)	(6,135)	(4,494)	(8)	25
Equity attributable to shareholders		53,493	51,744	53,621	3	0
Equity attributable to non-controlling interests		743	693	682	7	9
Total equity		54,236	52,437	54,302	3	0
Total liabilities and equity		913,599	890,831	935,016	3	(2)

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2016	385	31,164	(1,693)	29,504
Issuance of share capital	0
Acquisition of treasury shares			(1,374)
Delivery of treasury shares under share-based compensation plans		(645)	742
Other disposal of treasury shares		(2)	35
Premium on shares issued and warrants exercised		3
Share-based compensation expensed in the income statement		645
Tax (expense) / benefit		11
Dividends		(3,164)²
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		43		(44)
Total comprehensive income for the period				1,848
of which: net profit / (loss)				2,568
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(590)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(130)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2016	385	28,058	(2,291)	31,308

Balance as of 1 January 2017	385	28,254	(2,249)	31,725
Issuance of share capital	0
Acquisition of treasury shares			(883)
Delivery of treasury shares under share-based compensation plans		(823)	920
Other disposal of treasury shares			57
Premium on shares issued and warrants exercised		13
Share-based compensation expensed in the income statement		543
Tax (expense) / benefit		24
Dividends		(2,229)²
New consolidations / (deconsolidations) and other increases / (decreases)		(1)
Total comprehensive income for the period				3,382
of which: net profit / (loss)				3,389
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				283
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(290)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2017	385	25,782	(2,155)	35,107

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.60 (2016: CHF 0.60 ordinary cash dividend and CHF 0.25 special cash dividend) per dividend-bearing share out of the capital contribution reserve.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
(4,047)	(5,857)	172	1,638	55,313	1,995	57,308
				0		0
				(1,374)		(1,374)
				97		97
				33		33
				3		3
				645		645
				11		11
				(3,164)	(83)	(3,246)
				0	(1,584)	(1,584)
				(1)	0	0
(113)	(553)	72	367	1,734	364	2,099
				2,568	81	2,649
(113)	(553)	72	367	(113)		(113)
				(590)		(590)
				(130)		(130)
				0	284	284
(4,160)	(6,409)	243	2,005	53,300	693	53,993

(4,494)	(5,564)	98	972	53,621	682	54,302
				0		0
				(883)		(883)
				97		97
				57		57
				13		13
				543		543
				24		24
				(2,229)	(50)	(2,280)
				(1)	19	18
(1,132)	(733)	(47)	(351)	2,251	92	2,343
				3,389	49	3,438
(1,132)	(733)	(47)	(351)	(1,132)		(1,132)
				283		283
				(290)		(290)
				0	43	43
(5,626)	(6,298)	51	621	53,493	743	54,236

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.9.17	30.9.16

Cash flow from / (used in) operating activities
Net profit / (loss)	3,438	2,649
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	761	731
Amortization and impairment of intangible assets	53	70
Credit loss expense / (recovery)	39	13
Share of net profits of associates	(49)	(89)
Deferred tax expense / (benefit)	306	87
Net loss / (gain) from investing activities	85	(783)
Net loss / (gain) from financing activities	583	7,721
Other net adjustments	(334)	(43)
Net change in operating assets and liabilities:
Due from / to banks	27	(472)
Cash collateral on securities borrowed and reverse repurchase agreements	(23,429)	(80)
Cash collateral on securities lent and repurchase agreements	10,485	(2,886)
Trading portfolio and replacement values	(7,331)	9,742
Financial assets designated at fair value	15,490	(65,523)
Cash collateral on derivative instruments	(2,199)	(3,996)
Loans	(10,469)	2,114
Due to customers	(18,465)	25,621
Other assets, provisions and other liabilities	(5,725)	(9,397)
Income taxes paid, net of refunds	(875)	(425)
Net cash flow from / (used in) operating activities	(37,607)	(34,946)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(100)	(25)
Disposal of subsidiaries, associates and intangible assets¹	148	92
Purchase of property, equipment and software	(1,138)	(1,384)
Disposal of property, equipment and software	28	193
Purchase of financial assets available for sale	(7,829)	(10,581)
Disposal and redemption of financial assets available for sale	10,559	58,935
Net (purchase) / redemption of financial assets held to maturity	11	(7,077)
Net cash flow from / (used in) investing activities	1,679	40,154

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.9.17	30.9.16

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	21,855	11,127
Net movements in treasury shares and own equity derivative activity	(737)	(1,256)
Distributions paid on UBS shares	(2,229)	(3,164)
Issuance of long-term debt, including financial liabilities designated at fair value	40,066	28,480
Repayment of long-term debt, including financial liabilities designated at fair value	(32,346)	(30,459)
Net changes in non-controlling interests and preferred notes	(50)	(1,371)
Net cash flow from / (used in) financing activities	26,558	3,358

Total cash flow
Cash and cash equivalents at the beginning of the period	121,138	103,044
Net cash flow from / (used in) operating, investing and financing activities	(9,371)	8,566
Effects of exchange rate differences on cash and cash equivalents	(324)	(1,528)
Cash and cash equivalents at the end of the period²	111,444	110,082
of which: cash and balances with central banks	94,563	94,617
of which: due from banks	13,783	14,074
of which: money market paper³	3,097	1,391

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	9,126	8,959
Interest paid in cash	5,046	4,616
Dividends on equity investments, investment funds and associates received in cash⁴	1,465	1,323

1 Includes dividends received from associates.    2 CHF 2,559 million and CHF 3,932 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 September 2017 and 30 September 2016, respectively. Refer to Note 23 in the Annual Report 2016 for more information.    3 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    4 Includes dividends received from associates reported within Cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS Group AG and of UBS AG’s Head Office and its Swiss-based operations. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2016, except for the changes described in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first quarter 2017 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2016. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2016.

IFRS 9, Financial Instruments

UBS will adopt IFRS 9, Financial Instruments on 1 January 2018. The Group has made significant progress during 2017 in developing an appropriate expected credit loss (ECL) methodology and related reporting processes for all in-scope financial and non-financial instruments, including loans, financial guarantees and loan commitments. In addition, the changes driven by the IFRS 9 classification and measurement requirements have been confirmed. In the fourth quarter of 2017, the Group will finalize the definition and implementation of residual risk methodology approaches and governance frameworks, and complete various parallel runs.

UBS continues to believe that the impact on the Group’s equity and regulatory capital on adoption of IFRS 9 will not be material based on its current expectations of the macroeconomic environment and of the composition of its portfolio as of 1 January 2018.

On 1 January 2018, UBS will also early adopt the Amendment to IFRS 9: Prepayment Features with Negative Compensation issued in October 2017, allowing UBS to continue to apply amortized cost accounting for Swiss private mortgages and corporate loans that provide for two-way compensation if a prepayment occurs.

UBS will not adopt the optional IFRS 9 hedge accounting requirements pending completion of the IASB’s project on macro hedge accounting strategies.

IFRS 15, Revenue from Contracts with Customers

UBS will adopt IFRS 15, Revenue from Contracts with Customers on 1 January 2018. IFRS 15 will not have a material impact on the Group’s financial statements. However, the timing of recognition of certain performance-based fees and the presentation in the income statement of certain revenues and expenses will change.

IAS 28, Investments in Associates and Joint Ventures

In October 2017, the IASB issued an amendment to IAS 28, Investments in Associates and Joint Ventures that clarified that entities must apply IFRS 9 in accounting for long-term interests in an associate or joint venture to which the equity method of accounting is not applied. The amendment is mandatorily effective for accounting periods beginning on or after 1 January 2019. However, earlier application is available with the adoption of IFRS 9, Financial Instruments on 1 January 2018. UBS intends to early adopt this amendment, which is not expected to have a significant effect on the Group’s financial statements.

Note 2   Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a item 2 Segment reporting” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2016 for more information on the Group’s reporting segments.

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2017
Net interest income	1,532	1,161	1,427	(23)	855	(260)	142	22	4,855
Non-interest income	3,998	4,941	1,320	1,432	5,344	64	(21)	52	17,129
Allocations from CC Group ALM	195	80	139	14	(264)	89	(199)	(54)	0
Income	5,726	6,182	2,886	1,422	5,935	(107)	(79)	19	21,985
Credit loss (expense) / recovery	0	(3)	(23)	0	(10)	0	0	(3)	(39)
Total operating income	5,726	6,180	2,864	1,422	5,924	(107)	(79)	16	21,946
Personnel expenses	1,786	3,842	648	542	2,300	2,788	25	34	11,967
General and administrative expenses	420	458	203	161	398	3,119	14	(19)	4,754
Services (to) / from CC and other BDs	1,707	934	819	375	2,009	(6,002)	(10)	167	0
of which: services from CC Services	1,648	919	887	403	1,942	(6,043)	100	144	0
Depreciation and impairment of property, equipment and software	2	1	9	1	7	740	0	0	761
Amortization and impairment of intangible assets	3	31	0	3	9	6	0	0	53
Total operating expenses¹	3,918	5,266	1,678	1,082	4,724	652	29	183	17,534
Operating profit / (loss) before tax	1,808	913	1,185	340	1,200	(759)	(108)	(167)	4,412
Tax expense / (benefit)									974
Net profit / (loss)									3,438

As of 30 September 2017
Total assets	118,380	65,344	137,494	12,603	248,256	23,289	258,564	49,668	913,599

For the nine months ended 30 September 2016
Net interest income	1,439	986	1,421	(25)	597	(242)	485	(10)	4,652
Non-interest income	3,773	4,652	1,359	1,450	5,266	162	(145)	109	16,628
Allocations from CC Group ALM	302	70	261	6	(182)	37	(414)	(80)	0
Income	5,514	5,709	3,042	1,432	5,681	(43)	(75)	20	21,279
Credit loss (expense) / recovery	(4)	(2)	2	0	(6)	0	0	(3)	(13)
Total operating income	5,510	5,706	3,043	1,432	5,674	(43)	(75)	17	21,266
Personnel expenses	1,806	3,572	636	563	2,339	2,862	23	50	11,852
General and administrative expenses	392	402	185	170	533	3,031	10	546	5,269
Services (to) / from CC and other BDs	1,727	923	825	386	2,077	(6,115)	(33)	210	0
of which: services from CC Services	1,664	913	902	404	2,014	(6,144)	80	167	0
Depreciation and impairment of property, equipment and software	2	1	11	1	18	698	0	0	731
Amortization and impairment of intangible assets	3	39	0	3	9	16	0	0	70
Total operating expenses¹	3,930	4,938	1,657	1,124	4,977	491	(1)	806	17,922
Operating profit / (loss) before tax	1,580	768	1,386	308	698	(534)	(74)	(789)	3,344
Tax expense / (benefit)									695
Net profit / (loss)									2,649

As of 31 December 2016
Total assets	115,539	65,882	139,912	12,028	242,302	23,669	267,200	68,485	935,016
1 Refer to Note 16 for information on restructuring expenses.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Underwriting fees	304	357	213	(15)	43	1,020	716
of which: equity underwriting fees	205	224	124	(8)	65	667	374
of which: debt underwriting fees	99	133	90	(26)	10	354	342
M&A and corporate finance fees	174	170	162	2	7	521	477
Brokerage fees	803	862	843	(7)	(5)	2,606	2,689
Investment fund fees	789	795	774	(1)	2	2,398	2,367
Portfolio management and advisory fees	2,155	2,107	2,031	2	6	6,300	5,965
Other	460	454	456	1	1	1,374	1,320
Total fee and commission income	4,686	4,744	4,479	(1)	5	14,219	13,535
Brokerage fees paid	162	179	173	(9)	(6)	506	562
Other	280	270	251	4	12	821	737
Total fee and commission expense	442	449	423	(2)	4	1,327	1,299
Net fee and commission income	4,244	4,295	4,056	(1)	5	12,892	12,236
of which: net brokerage fees	641	683	671	(6)	(4)	2,100	2,127

Note 4  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	3	(18)	(5)			(19)	(177)
Share of net profits of associates	14	17	49	(18)	(71)	49	89
Total	17	(2)	44		(61)	30	(88)
Financial assets available for sale
Net gains / (losses) from disposals	11	129	18	(91)	(39)	147	255
Impairment charges	0	1	(1)	(100)	(100)	(13)	(4)
Total	10	131	17	(92)	(41)	133	250
Net income from properties (excluding net gains / (losses) from disposals)²	6	6	5	0	20	18	19
Net gains / (losses) from disposals of properties held for sale	0	0	1		(100)	(1)	121
Net gains / (losses) from disposals of loans and receivables	2	(2)	(3)			17	(4)
Other	27	14	41	93	(34)	54	92
Total other income	62	147	104	(58)	(40)	252	390

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Salaries and variable compensation	2,291	2,428	2,419	(6)	(5)	7,161	7,309
Wealth Management Americas: Financial advisor compensation¹	976	992	913	(2)	7	2,956	2,733
Contractors	116	107	103	8	13	316	321
Social security	205	187	213	10	(4)	594	555
Pension and other post-employment benefit plans	170	169	158	1	8	539	508
Other personnel expenses	134	130	136	3	(1)	400	425
Total personnel expenses²	3,893	4,014	3,942	(3)	(1)	11,967	11,852

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 16 for more information.

Note 6  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Occupancy	216	217	230	0	(6)	654	685
Rent and maintenance of IT and other equipment	132	135	113	(2)	17	411	379
Communication and market data services	152	148	153	3	(1)	455	477
Administration¹	145	102	144	42	1	345	403
Marketing and public relations	88	93	102	(5)	(14)	273	330
Travel and entertainment	98	110	86	(11)	14	296	319
Professional fees	304	276	270	10	13	836	871
Outsourcing of IT and other services	392	362	391	8	0	1,138	1,209
Provisions for litigation, regulatory and similar matters²	197	9	419		(53)	239	530
Other	37	35	30	6	23	106	65
Total general and administrative expenses³	1,760	1,488	1,939	18	(9)	4,754	5,269

1 Includes credits related to the UK bank levy of CHF 71 million for the first nine months of 2017, of which CHF 46 million was recorded in the second quarter of 2017 and CHF 25 million in the first quarter of 2017.    2 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. The third quarter of 2017 included an indemnification payment of CHF 245 million to BTG Investments. Refer to Note 14 for more information. Also includes recoveries from third parties (third quarter of 2017: CHF 50 million; second quarter of 2017: CHF 1 million; third quarter of 2016: CHF 0 million).    3 Includes restructuring expenses. Refer to Note 16 for more information.

Note 7   Income taxes

The Group recognized a net income tax expense of CHF 272 million for the third quarter of 2017 compared with a net income tax expense of CHF 49 million for the third quarter of 2016.

The third quarter 2017 net income tax expense included tax expenses of CHF 446 million in respect of current-year taxable profits. This included current tax expenses of CHF 230 million and deferred tax expenses of CHF 216 million, the latter mainly representing amortization of prior-year Swiss tax loss and temporary difference deferred tax assets (DTAs).

The third quarter 2017 net income tax expense also included a net upward revaluation of DTAs of CHF 174 million. This net benefit reflected an increase in US DTAs of CHF 224 million, partly offset by a net write-down of Swiss DTAs of CHF 50 million. The increase in US DTAs was primarily driven by higher profit forecasts for Wealth Management Americas. The write-down of Swiss DTAs primarily reflected a reduction in the effective tax rate at which the Swiss DTAs are measured, resulting from a change in the mix of forecast profits principally between operating income and dividends.

The interim Financial Statements have been prepared on the basis that UBS Limited is able to offset part of its taxable profits with prior-year tax losses transferred from UBS AG in 2014 and 2015. During 2016, the UK tax authorities indicated that they do not agree with this tax return filing position, but the authorities have recently advised UBS that they accept that a transfer can occur and will now proceed to examine the amount of losses to be transferred. UBS believes that any differences between the final transfer amount to be agreed with the UK tax authorities and the original tax return filing position will not be material to the financial statements.

In the fourth quarter of 2017, we expect to recognize a further net upward revaluation of DTAs, representing approximately 25% of the full-year revaluation, as adjusted for any further revaluations that may be required following the finalization of the business plans in the quarter.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Basic earnings (CHF million)
Net profit / (loss) attributable to shareholders	946	1,174	827	(19)	14	3,389	2,568

Diluted earnings (CHF million)
Net profit / (loss) attributable to shareholders	946	1,174	827	(19)	14	3,389	2,568
Less: (profit) / loss on own equity derivative contracts	0	0	0			0	0
Net profit / (loss) attributable to shareholders for diluted EPS	946	1,174	827	(19)	14	3,389	2,568

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,717,418,510	3,715,138,875	3,708,461,667	0	0	3,715,168,026	3,722,921,422
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	120,524,131	110,988,858	103,397,473	9	17	118,377,580	99,928,126
Weighted average shares outstanding for diluted EPS	3,837,942,641	3,826,127,733	3,811,859,140	0	1	3,833,545,606	3,822,849,548

Earnings per share (CHF)
Basic	0.25	0.32	0.22	(22)	14	0.91	0.69
Diluted	0.25	0.31	0.22	(19)	14	0.88	0.67

Shares outstanding
Shares issued	3,852,361,272	3,851,805,058	3,850,381,434	0	0
Treasury shares	133,704,681	135,182,950	141,143,510	(1)	(5)
Shares outstanding	3,718,656,591	3,716,622,108	3,709,237,924	0	0

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16

Potentially dilutive instruments
Employee share-based compensation awards	26,430,448	30,018,635	52,768,695	(12)	(50)	26,430,448	52,768,695
Other equity derivative contracts	13,334,222	12,185,977	17,985,645	9	(26)	14,552,127	17,139,767
Total	39,764,670	42,204,612	70,754,340	(6)	(44)	40,982,575	69,908,462

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Note 9 Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.9.17				30.6.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	91,067	16,991	1,974	110,032	87,656	13,928	1,593	103,176	76,044	14,292	1,689	92,025
of which:
Government bills / bonds	14,331	1,420	0	15,751	14,244	992	0	15,236	10,500	1,319	0	11,820
Corporate and municipal bonds	60	8,097	543	8,701	55	7,090	788	7,932	58	6,638	591	7,287
Loans	0	3,173	1,109	4,282	0	1,371	502	1,873	0	1,356	681	2,037
Investment fund units	5,080	2,911	17	8,009	5,242	2,946	25	8,213	6,114	3,521	63	9,698
Asset-backed securities	0	271	157	428	0	340	146	486	0	470	215	685
Equity instruments	62,684	282	80	63,046	58,975	517	62	59,554	50,913	397	65	51,375
Financial assets for unit-linked investment contracts	8,912	837	67	9,816	9,140	672	69	9,881	8,459	591	74	9,123

Positive replacement values	599	117,307	1,556	119,462	699	119,292	1,919	121,910	434	155,428	2,549	158,411
of which:
Interest rate contracts	2	45,213	149	45,364	1	47,589	161	47,751	8	57,703	278	57,988
Credit derivative contracts	0	2,724	613	3,338	0	2,245	777	3,023	0	2,562	1,313	3,875
Foreign exchange contracts	320	47,410	193	47,923	278	51,601	182	52,062	263	75,607	222	76,092
Equity / index contracts	9	20,231	600	20,840	18	16,568	799	17,385	1	17,274	729	18,003
Commodity contracts	0	1,495	0	1,495	0	1,249	0	1,250	0	2,269	8	2,277

Financial assets designated at fair value	18,864	30,269	1,605	50,738	21,488	28,718	1,580	51,787	39,641	23,632	2,079	65,353
of which:
Government bills / bonds	17,994	3,208	0	21,201	20,579	3,916	0	24,494	39,439	4,361	0	43,799
Corporate and municipal bonds	686	21,142	0	21,828	730	20,575	0	21,306	15	16,860	0	16,875
Loans (including structured loans)	0	5,406	539	5,945	0	3,809	483	4,293	0	2,043	1,195	3,238
Structured reverse repurchase and securities borrowing agreements	0	149	547	696	0	65	577	643	0	40	644	684
Other	185	365	519	1,068	179	352	520	1,052	187	329	240	756

Financial assets available for sale	7,437	5,087	520	13,043	7,675	5,969	470	14,114	6,299	8,891	486	15,676
of which:
Government bills / bonds	5,165	225	0	5,391	5,510	261	0	5,771	5,444	450	0	5,894
Corporate and municipal bonds	2,108	1,090	7	3,206	2,000	2,097	12	4,109	646	4,939	12	5,596
Investment fund units	0	70	115	184	0	69	99	168	0	51	126	177
Asset-backed securities	0	3,687	0	3,687	0	3,527	0	3,527	0	3,381	0	3,381
Equity instruments	163	15	398	576	165	14	359	539	204	71	336	611

Non-financial assets
Precious metals and other physical commodities	4,283	0	0	4,283	4,508	0	0	4,508	4,583	0	0	4,583

Assets measured at fair value on a non-recurring basis
Other assets³	0	58	34	92	0	61	34	95	5,060	131	56	5,248
Total assets measured at fair value	122,250	169,713	5,688	297,651	122,026	167,969	5,596	295,591	132,062	202,377	6,860	341,298

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)¹
	30.9.17				30.6.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	24,758	5,797	65	30,620	20,538	4,695	87	25,320	18,807	3,898	119	22,824
of which:
Government bills / bonds	7,178	731	0	7,909	6,378	591	0	6,969	5,573	648	0	6,221
Corporate and municipal bonds	32	4,513	21	4,565	39	3,799	6	3,844	12	2,927	37	2,976
Investment fund units	729	257	0	986	547	51	0	599	484	91	20	595
Equity instruments	16,819	295	45	17,158	13,574	254	80	13,907	12,738	227	62	13,026

Negative replacement values	564	112,391	2,502	115,457	650	115,528	2,849	119,027	539	149,255	4,016	153,810
of which:
Interest rate contracts	9	38,885	405	39,298	1	41,046	317	41,365	12	51,990	475	52,476
Credit derivative contracts	0	3,824	340	4,164	0	2,997	963	3,960	0	3,269	1,538	4,807
Foreign exchange contracts	293	46,178	125	46,596	287	50,996	138	51,421	274	71,668	148	72,089
Equity / index contracts	5	22,159	1,630	23,794	11	19,341	1,430	20,783	1	20,254	1,854	22,109
Commodity contracts	0	1,236	1	1,237	0	1,116	0	1,116	0	2,040	1	2,041

Financial liabilities designated at fair value	5	44,386	12,194	56,585	10	42,074	12,131	54,215	2	44,007	11,008	55,017
of which:
Issued debt instruments	4	39,181	10,358	49,543	9	37,693	10,228	47,930	0	40,242	9,688	49,930
Over-the-counter debt instruments	2	4,672	1,781	6,455	2	3,994	1,850	5,846	2	3,611	1,050	4,663
Structured repurchase agreements	0	529	51	580	0	381	48	429	0	130	266	395
Loan commitments and guarantees	0	4	4	8	0	6	4	10	0	25	5	29

Other liabilities – amounts due under unit-linked investment contracts	0	9,893	0	9,893	0	10,099	0	10,099	0	9,286	0	9,286

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	2	0	2	0	5	0	5	0	5,213	0	5,213
Total liabilities measured at fair value	25,328	172,469	14,762	212,558	21,198	172,402	15,067	208,667	19,347	211,660	15,143	246,150

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 26 million (of which CHF 31 million were net Level 2 assets and CHF 5 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 30 June 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 31 million (of which CHF 36 million were net Level 2 assets and CHF 5 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 50 million (of which CHF 58 million were net Level 2 assets and CHF 8 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued.    2 Financial assets held for trading exclude precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 9   Fair value measurement (continued)

b) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Balance at the beginning of the period	349	365	444	371	421
Profit / (loss) deferred on new transactions	76	65	67	192	227
(Profit) / loss recognized in the income statement	(79)	(66)	(105)	(199)	(216)
(Profit) / loss recognized in other comprehensive income	0	0	0	0	(23)
Foreign currency translation	5	(15)	(2)	(13)	(7)
Balance at the end of the period	351	349	403	351	403

c) Transfers between Level 1 and Level 2

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 0.7 billion, which were mainly comprised of financial assets designated at fair value and trading portfolio assets, primarily corporate and municipal bonds as well as investment fund units, were transferred from Level 2 to Level 1 during the first nine months of 2017, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first nine months of 2017 were negligible.

Assets totaling approximately CHF 0.2 billion, which were mainly comprised of financial assets available for sale, largely government bills / bonds, were transferred from Level 1 to Level 2 during the first nine months of 2017, generally due to diminished levels of trading activity observed in the market. Liabilities transferred from Level 1 to Level 2 during the first nine months of 2017 were negligible.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9 Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.17			31.12.16
CHF billion	30.9.17	31.12.16	30.9.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹

Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate and municipal bonds	0.6	0.6	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	133	88	0	128	88	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.1	2.0	0.0	0.0	Relative value to market comparable	Loan price equivalent	82	102	93	39	103	94	points
					Discounted expected cash flows	Credit spread	29	177		71	554		basis points
					Market comparable and securitization model	Discount margin	0	14	2	0	16	2%
Structured (reverse) repurchase agreements	0.5	0.6	0.1	0.3	Discounted expected cash flows	Funding spread	15	195		15	195		basis points
Issued and over-the-counter debt instruments³			12.1	10.7

Note 9   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.17			31.12.16
CHF billion	30.9.17	31.12.16	30.9.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹

Replacement values
Interest rate contracts	0.1	0.3	0.4	0.5	Option model	Volatility of interest rates	24	136		26	176%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	73	100		36	94%
Credit derivative contracts	0.6	1.3	0.3	1.5	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	689		0	791		basis points
						Upfront price points	1	70		1	13%
						Recovery rates	15	50		0	50%
						Discount margin	0	13		(1)	68%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	6	12		1	15%
						Constant default rate	1	5		1	8%
						Loss severity	40	90		40	100%
						Discount margin	1	6		0	11%
						Bond price equivalent	3	161		3	100		points
Equity / index contracts	0.6	0.7	1.6	1.9	Option model	Equity dividend yields	0	15		0	15%
						Volatility of equity stocks, equity and other indices	0	225		0	150%
						Equity-to-FX correlation	(38)	82		(45)	82%
						Equity-to-equity correlation	(50)	98		12	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Valuation techniques, significant unobservable inputs and the respective input ranges for issued debt instruments and over-the-counter debt instruments are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1 through 3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.17		30.6.17		31.12.16
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate and municipal bonds	17	(16)	15	(20)	34	(39)
Traded loans, loans designated at fair value, loan commitments and guarantees	83	(12)	80	(8)	82	(10)
Equity instruments	67	(45)	71	(50)	67	(47)
Interest rate derivative contracts, net	31	(47)	22	(40)	41	(42)
Credit derivative contracts, net	98	(126)	119	(136)	131	(183)
Foreign exchange derivative contracts, net	11	(6)	12	(6)	17	(8)
Equity / index derivative contracts, net	64	(63)	73	(81)	63	(63)
Issued and over-the-counter debt instruments	92	(92)	85	(89)	96	(93)
Other	26	(24)	23	(23)	29	(31)
Total	489	(431)	499	(452)	560	(517)

1 Of the total favorable changes, CHF 74 million as of 30 September 2017 (30 June 2017: CHF 72 million; 31 December 2016: CHF 75 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 53 million as of 30 September 2017 (30 June 2017: CHF 51 million; 31 December 2016: CHF 55 million) related to financial assets available for sale.

Note 9   Fair value measurement (continued)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy, and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 0.7 billion and CHF 1.0 billion, respectively. Transfers into Level 3 were primarily comprised of equity / index contracts and equity instruments, and were mainly due to decreased observability of the respective equity volatility and market pricing inputs. Transfers out of Level 3 were primarily comprised of equity / index and credit derivative contracts, reflecting increased observability of the respective equity volatility and credit spread inputs.

Liabilities transferred into and out of Level 3 totaled CHF 0.8 billion and CHF 2.7 billion, respectively. Transfers into Level 3 were primarily comprised of equity-linked issued debt instruments, due to decreased observability of the respective equity volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked issued debt instruments, credit derivative and equity / index contracts resulting from changes in the availability of the observable equity volatility and credit spread inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / (losses) included in comprehensive income
CHF billion	Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2016

Financial assets held for trading	2.1	0.0	(0.1)	0.8	(4.2)	2.9	0.0	0.5	(0.3)	(0.1)	1.7
of which:
Corporate and municipal bonds	0.7	0.1	0.0	0.5	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	0.7
Loans	0.8	0.0	0.0	0.1	(3.0)	2.9	0.0	0.1	(0.2)	0.0	0.6
Other	0.6	(0.1)	(0.1)	0.2	(0.6)	0.0	0.0	0.4	0.0	0.0	0.4

Financial assets designated at fair value	3.3	(0.1)	(0.1)	0.0	0.0	0.6	(1.5)	0.4	(0.1)	(0.1)	2.5
of which:
Loans (including structured loans)	1.7	(0.2)	(0.2)	0.0	0.0	0.5	(0.6)	0.4	(0.1)	(0.1)	1.7
Structured reverse repurchase and securities borrowing agreements	1.5	0.0	0.0	0.0	0.0	0.1	(0.9)	0.0	0.0	0.0	0.7
Other	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

Financial assets available for sale	0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

Positive replacement values	2.9	(0.2)	(0.2)	0.0	0.0	0.7	(1.4)	0.9	(0.1)	(0.1)	2.6
of which:
Credit derivative contracts	1.3	(0.1)	(0.1)	0.0	0.0	0.3	(0.5)	0.2	0.0	(0.1)	1.1
Equity / index contracts	1.0	(0.1)	(0.1)	0.0	0.0	0.3	(0.4)	0.2	(0.1)	0.0	0.8
Other	0.6	(0.1)	(0.1)	0.0	0.0	0.2	(0.5)	0.5	0.0	0.0	0.7

Negative replacement values	3.3	0.8	0.8	0.0	0.0	0.7	(1.3)	0.9	(0.4)	0.1	3.9
of which:
Credit derivative contracts	1.3	0.7	0.7	0.0	0.0	0.0	(0.4)	0.1	(0.1)	0.0	1.6
Equity / index contracts	1.4	(0.1)	(0.2)	0.0	0.0	0.6	(0.4)	0.2	(0.2)	0.0	1.5
Other	0.6	0.2	0.2	0.0	0.0	0.0	(0.4)	0.7	(0.1)	0.1	0.9

Financial liabilities designated at fair value	10.7	0.6	0.5	0.0	0.0	3.1	(2.5)	1.2	(2.3)	(0.2)	10.5
of which:
Issued debt instruments	9.3	0.6	0.5	0.0	0.0	2.6	(1.6)	1.1	(2.3)	(0.2)	9.6
Over-the-counter debt instruments	0.8	0.0	0.0	0.0	0.0	0.4	(0.5)	0.1	0.0	0.0	0.7
Structured repurchase agreements	0.6	0.0	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	0.3

1 Total Level 3 assets as of 30 September 2017 were CHF 5.7 billion (30 June 2017: CHF 5.6 billion; 31 December 2016: CHF 6.9 billion). Total Level 3 liabilities as of 30 September 2017 were CHF 14.8 billion (30 June 2017: CHF 15.1 billion; 31 December 2016: CHF 15.1 billion).

Note 9   Fair value measurement (continued)

	Total gains / (losses) included in comprehensive income
Balance as of 31 December 2016	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2017¹

1.7	0.0	0.0	0.5	(2.4)	2.2	0.0	0.3	(0.2)	0.0	2.0

0.6	0.0	0.0	0.3	(0.4)	0.0	0.0	0.1	0.0	0.0	0.5
0.7	0.1	0.0	0.0	(1.8)	2.2	0.0	0.0	(0.1)	0.0	1.1
0.4	(0.1)	0.0	0.1	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.3

2.1	0.0	0.0	0.0	0.0	0.3	(0.8)	0.1	(0.1)	0.0	1.6

1.2	0.1	0.1	0.0	0.0	0.0	(0.7)	0.0	(0.1)	0.0	0.5
0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
0.2	(0.1)	(0.1)	0.0	0.0	0.3	0.0	0.1	0.0	0.0	0.5

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.5

2.5	(0.2)	(0.3)	0.0	0.0	0.7	(1.0)	0.2	(0.7)	0.0	1.6

1.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.4)	0.0	(0.3)	0.0	0.6
0.7	(0.1)	(0.1)	0.0	0.0	0.6	(0.4)	0.1	(0.4)	0.0	0.6
0.5	0.0	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.3

4.0	0.1	(0.1)	0.0	0.0	0.4	(0.9)	0.2	(1.3)	0.0	2.5

1.5	0.0	(0.1)	0.0	0.0	0.1	(0.5)	0.0	(0.8)	0.0	0.3
1.9	0.1	0.1	0.0	0.0	0.3	(0.3)	0.1	(0.5)	0.0	1.6
0.6	0.0	(0.1)	0.0	0.0	0.1	(0.1)	0.1	0.0	0.0	0.5

11.0	1.1	0.8	0.0	0.0	5.2	(4.0)	0.6	(1.4)	(0.2)	12.2

9.7	1.0	0.8	0.0	0.0	3.8	(3.3)	0.6	(1.2)	(0.2)	10.4
1.1	0.1	0.0	0.0	0.0	1.3	(0.6)	0.0	0.0	0.0	1.8
0.3	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.2)	0.0	0.1

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.17		30.6.17		31.12.16
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	94.6	94.6	100.1	100.1	107.8	107.8
Due from banks	15.0	15.0	14.4	14.4	13.2	13.2
Cash collateral on securities borrowed	16.6	16.6	15.1	15.1	15.1	15.1
Reverse repurchase agreements	87.9	87.9	75.3	75.3	66.2	66.2
Cash collateral receivables on derivative instruments	24.9	24.9	22.7	22.7	26.7	26.7
Loans	314.5	316.8	308.3	310.4	306.3	309.7
Financial assets held to maturity	9.0	8.9	8.7	8.6	9.3	9.1
Other assets	23.1	23.1	21.1	21.1	18.5	18.5
Liabilities
Due to banks	10.6	10.6	11.6	11.6	10.6	10.6
Cash collateral on securities lent	2.4	2.4	2.5	2.5	2.8	2.8
Repurchase agreements	17.5	17.5	11.3	11.3	6.6	6.6
Cash collateral payables on derivative instruments	31.9	31.9	31.5	31.5	35.5	35.5
Due to customers	401.7	401.7	404.3	404.3	423.7	423.7
Debt issued	133.5	137.1	121.7	125.1	103.7	106.1
Other liabilities	37.5	37.5	35.9	35.9	38.3	38.4

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 10  Derivative instruments

a) Derivative instruments

As of 30.9.17, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	45.4	1,123	39.3	1,036	10,312
Credit derivative contracts	3.3	109	4.2	110	1
Foreign exchange contracts	47.9	2,364	46.6	2,211	2
Equity / index contracts	20.8	383	23.8	455	83
Commodity contracts	1.5	36	1.2	33	8
Unsettled purchases of non-derivative financial instruments³	0.3	29	0.1	21
Unsettled sales of non-derivative financial instruments³	0.2	29	0.3	23
Total derivative instruments, based on IFRS netting⁴	119.5	4,073	115.5	3,890	10,405
Further netting potential not recognized on the balance sheet⁵	(104.4)		(98.8)
of which: netting of recognized financial liabilities / assets	(83.4)		(83.4)
of which: netting with collateral received / pledged	(21.0)		(15.4)
Total derivative instruments, after consideration of further netting potential	15.1		16.7

As of 30.6.17, CHF billion
Derivative instruments
Interest rate contracts	47.8	1,065	41.4	976	10,324
Credit derivative contracts	3.0	107	4.0	116	2
Foreign exchange contracts	52.1	2,292	51.4	2,144	8
Equity / index contracts	17.4	302	20.8	367	65
Commodity contracts	1.2	33	1.1	32	8
Unsettled purchases of non-derivative financial instruments³	0.2	24	0.2	29
Unsettled sales of non-derivative financial instruments³	0.2	36	0.2	15
Total derivative instruments, based on IFRS netting⁴	121.9	3,859	119.0	3,678	10,408
Further netting potential not recognized on the balance sheet⁵	(107.7)		(98.9)
of which: netting of recognized financial liabilities / assets	(85.3)		(85.3)
of which: netting with collateral received / pledged	(22.4)		(13.5)
Total derivative instruments, after consideration of further netting potential	14.2		20.2

As of 31.12.16, CHF billion
Derivative instruments
Interest rate contracts	58.0	1,152	52.5	1,060	9,730
Credit derivative contracts	3.9	123	4.8	140
Foreign exchange contracts	76.1	2,470	72.1	2,286	6
Equity / index contracts	18.0	269	22.1	318	55
Commodity contracts	2.3	39	2.0	36	9
Unsettled purchases of non-derivative financial instruments³	0.1	18	0.1	10
Unsettled sales of non-derivative financial instruments³	0.1	13	0.2	11
Total derivative instruments, based on IFRS netting⁴	158.4	4,084	153.8	3,860	9,799
Further netting potential not recognized on the balance sheet⁵	(139.8)		(129.6)
of which: netting of recognized financial liabilities / assets	(113.1)		(113.1)
of which: netting with collateral received / pledged	(26.7)		(16.6)
Total derivative instruments, after consideration of further netting potential	18.6		24.2

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. Many of these derivatives are either legally or economically settled on a daily basis. The residual unsettled fair value of these derivatives and the fair value of other derivatives that are presented on the balance sheet net of the corresponding cash margin, both within Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments, were not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to Note 24 in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 30.9.17	Payables 30.9.17	Receivables 30.6.17	Payables 30.6.17	Receivables 31.12.16	Payables 31.12.16
Cash collateral on derivative instruments, based on IFRS netting¹	24.9	31.9	22.7	31.5	26.7	35.5
Further netting potential not recognized on the balance sheet²	(13.6)	(17.3)	(11.2)	(18.4)	(15.1)	(22.2)
of which: netting of recognized financial liabilities / assets	(12.7)	(16.0)	(10.7)	(17.8)	(14.2)	(20.8)
of which: netting with collateral received / pledged	(1.0)	(1.3)	(0.5)	(0.7)	(1.0)	(1.4)
Cash collateral on derivative instruments, after consideration of further netting potential	11.3	14.6	11.5	13.1	11.5	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Effective 3 January 2017, interest rate swaps and credit derivatives transacted with the Chicago Mercantile Exchange (CME) were legally converted from the previous collateral model to a settlement model resulting in a derecognition of the associated assets and liabilities, with UBS no longer applying IAS 32 netting principles. Refer to Note 10 in the “Consolidated financial statements” section of the first quarter 2017 report for more information.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to Note 24 in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Note 11  Other assets and liabilities

CHF million	30.9.17	30.6.17	31.12.16

Other assets
Prime brokerage receivables¹	14,042	12,388	9,828
Recruitment loans to financial advisors	2,597	2,643	3,087
Other loans to financial advisors	561	557	471
Bail deposit²	1,304	1,246	1,213
Accrued interest income	607	557	526
Accrued income – other	867	857	818
Prepaid expenses	1,046	1,031	1,010
Settlement and clearing accounts	806	385	516
VAT and other tax receivables	323	325	292
Properties and other non-current assets held for sale	92	95	111
Assets of disposal group held for sale	0	0	5,137
Other	2,537	2,709	2,427
Total other assets	24,783	22,793	25,436

Other liabilities
Prime brokerage payables¹	31,180	30,068	31,973
Amounts due under unit-linked investment contracts	9,893	10,099	9,286
Compensation-related liabilities	7,042	6,303	7,421
of which: accrued expenses	2,251	1,641	2,423
of which: Deferred Contingent Capital Plan	1,869	1,771	1,625
of which: other deferred compensation plans	2,002	1,821	2,107
of which: net defined benefit pension and post-employment liabilities	920	1,071	1,266
Third-party interest in consolidated investment funds	301	327	701
Settlement and clearing accounts	1,174	707	1,012
Current and deferred tax liabilities	812	702	949
VAT and other tax payables	421	492	503
Deferred income	181	192	168
Accrued interest expenses	1,227	1,162	1,553
Other accrued expenses	2,424	2,307	2,448
Liabilities of disposal group held for sale	0	0	5,213
Other	1,192	1,294	793
Total other liabilities	55,848	53,653	62,020

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 14b for more information.

Note 12  Financial liabilities designated at fair value

CHF million	30.9.17	30.6.17	31.12.16
Issued debt instruments
Equity-linked¹	34,317	31,869	29,831
Rates-linked	6,536	6,801	10,150
Credit-linked	3,228	3,748	4,101
Fixed-rate	3,271	3,123	2,972
Other	2,189	2,389	2,875
Total issued debt instruments	49,543	47,930	49,930
Over-the-counter debt instruments	6,455	5,846	4,663
Other	587	439	425
Total	56,585	54,215	55,017
of which: life-to-date own credit (gain) / loss	164	128	(141)
1 Includes investment fund unit-linked instruments issued.

Note 13  Debt issued held at amortized cost

CHF million	30.9.17	30.6.17	31.12.16
Certificates of deposit	26,594	33,162	20,207
Commercial paper	17,561	6,530	1,653
Other short-term debt	3,907	4,199	4,318
Short-term debt¹	48,062	43,891	26,178
Senior fixed-rate bonds	29,107	25,527	27,008
Senior unsecured debt that contributes to total loss-absorbing capacity	27,081	23,521	16,890
Covered bonds	4,052	3,896	5,836
Subordinated debt	16,697	16,431	19,325
of which: high-trigger loss-absorbing additional tier 1 capital instruments	5,189	5,153	5,429
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,366	2,295	2,342
of which: low-trigger loss-absorbing tier 2 capital instruments	8,256	8,110	10,429
of which: non-Basel III-compliant tier 2 capital instruments	886	873	1,125
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,368	8,369	8,302
Other long-term debt	131	91	112
Long-term debt²	85,435	77,836	77,472
Total debt issued held at amortized cost³	133,497	121,727	103,649

1 Debt with an original maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives with a net positive fair value of CHF 14 million as of 30 September 2017 (30 June 2017: net positive fair value of CHF 20 million; 31 December 2016: net positive fair value of CHF 38 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2016	50	3,261	498	54	142	77	91	4,174
Balance as of 30 June 2017	47	2,446	385	53	132	68	74	3,207
Additions from acquired companies	0	0	0	0	0	0	7	7
Increase in provisions recognized in the income statement	4	310	51	1	0	1	13	381
Release of provisions recognized in the income statement	(1)	(63)	(26)	(6)	0	(2)	0	(99)
Provisions used in conformity with designated purpose	(6)	(313)	(77)	0	(2)	0	(1)	(399)
Capitalized reinstatement costs	0	0	0	0	1	0	0	1
Foreign currency translation / unwind of discount	(1)	30	8	0	1	1	1	39
Balance as of 30 September 2017	44	2,410	341³	48	132⁴	68	93	3,136

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Consists of personnel-related restructuring provisions of CHF 80 million as of 30 September 2017 (30 June 2017: CHF 95 million; 31 December 2016: CHF 150 million) and provisions for onerous lease contracts of CHF 261 million as of 30 September 2017 (30 June 2017: CHF 290 million; 31 December 2016: CHF 348 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 89 million as of 30 September 2017 (30 June 2017: CHF 88 million; 31 December 2016: CHF 87 million) and provisions for onerous lease contracts of CHF 43 million as of 30 September 2017 (30 June 2017: CHF 45 million; 31 December 2016: CHF 55 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance that are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 14   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a USD 203 million fine and is subject to a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,585	3,261
Balance as of 30 June 2017	249	361	77	5	391	253	0	1,110	2,446
Increase in provisions recognized in the income statement	20	10	0	0	2	248	0	31	310
Release of provisions recognized in the income statement	0	(3)	0	(5)²	(47)	(1)	0	(7)	(63)
Provisions used in conformity with designated purpose	(1)	(46)	0	0	(5)	(259)	0	(1)	(313)
Foreign currency translation / unwind of discount	11	3	1	0	3	1	0	11	30
Balance as of 30 September 2017	279	325	78	0	344	241	0	1,144	2,410

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.    2 In the third quarter of 2017, a release of CHF 5 million was recognized in Provisions for litigation, regulatory and similar matters, with a corresponding increase in Other provisions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court. The trial schedule has not yet been announced.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2017 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Note 14   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action (Trustee Suit) in the US District Court for the Southern District of New York (SDNY) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. In October 2017, UBS and certain holders of the RMBS in the Trustee Suit entered into an agreement under which UBS has agreed to pay an aggregate of USD 543 million into the relevant RMBS trusts, plus certain attorneys’ fees. A portion of these settlement costs will be borne by other parties that indemnified UBS. The agreement is subject to the trustee for the RMBS trusts becoming a party thereto. The security holders who are parties to the settlement agreement have requested that the trustee conduct a vote of security holders to approve or reject the settlement, and each of these security holders has agreed to vote its securities in favor of the settlement. Giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved, and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. UBS has provided and continues to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. UBS is cooperating with the authorities in these matters.

Our balance sheet at 30 September 2017 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS Europe SE, Luxembourg branch, and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee). These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively.

In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. The Luxembourg Court of Appeal has found in favor of UBS and dismissed all of these test case appeals, confirming that the claims are inadmissible. The Luxembourg Supreme Court has also dismissed a further appeal brought by the claimant in one of the test cases.

In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. The SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The SDNY decision was affirmed on appeal and is now final. In 2016, the bankruptcy court issued an opinion dismissing the remaining claims for recovery of transfers of fraudulent conveyances and preference payments on the ground that the US Bankruptcy Code does not apply to transfers that occurred outside the US. The BMIS Trustee has appealed that ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal.

In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.2 billion, of which claims with aggregate claimed damages of USD 1.2 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendant’s motion to dismiss the action based on a forum selection clause in the loan agreements. The Puerto Rico Supreme Court reversed that decision and remanded the case back to the trial court for reconsideration.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

Note 14   Provisions and contingent liabilities (continued)

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In December 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In March 2017, the court denied defendants’ motion to dismiss the amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In 2016, the court denied plaintiffs’ motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs’ petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

In 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments, in 2016, the Commonwealth defaulted on payments on its general obligation debt (GO Bonds), and in 2017 the Commonwealth defaulted on payments on its debt backed by the Commonwealth’s Sales and Use Tax (COFINA Bonds) as well as on bonds issued by the Commonwealth’s Employee Retirement System (ERS Bonds). The funds hold significant amounts of both COFINA and ERS Bonds and the defaults on interest payments are expected to adversely affect dividends from the funds. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. In May and June 2017, the oversight board placed the GO, COFINA and ERS Bonds, among others, into a bankruptcy-like proceeding under the supervision of a Federal District Judge as authorized by the oversight board’s enabling statute. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 September 2017 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties to UBS AG. In addition, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Refer to Note 20b in the “Consolidated financial statements” section of the Annual Report 2016 for more information on regulatory actions related to foreign exchange and precious metals and grants of conditional immunity or leniency. Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal. The appeals court heard oral argument in June 2017.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased FX instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint. In April and June 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed in June 2017.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases sought to amend their complaints to add new allegations about UBS, which the court granted. The plaintiffs filed their amended complaints in June 2017. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action. In May 2017, plaintiffs in the platinum and palladium action filed an amended complaint that did not allege claims against UBS.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the FSA, the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission (EC) and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity. Refer to Note 20b in the “Consolidated financial statements” section of the Annual Report 2016 for more information on regulatory actions relating to benchmark rates and grants of conditional immunity or leniency. Investigations by certain governmental authorities remain ongoing notwithstanding these resolutions.

Note 14   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In December 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. In 2017, the court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR and the SIBOR and SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. UBS and other defendants in other lawsuits including those related to GBP LIBOR and Australian BBSW have filed motions to dismiss. In 2016, UBS entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. Since 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from January 2006 through June 2013, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. On 12 July 2017, the court overseeing the ISDAFIX class action preliminarily approved a settlement agreement between UBS AG and the plaintiffs, whereby UBS AG agreed to pay USD 14 million to settle the case in its entirety.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2017 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2017 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. In August 2017, UBS and BTG agreed to resolve the largest indemnification claim (UBS’s portion of which was approximately BRL 2 billion) relating to a tax assessment that had disallowed goodwill amortization deductions. In connection with this resolution, UBS paid CHF 245 million to BTG, which then submitted the underlying tax assessment for resolution in a Brazilian tax amnesty program. Of the remaining BRL 732 million in indemnification claims, administrative courts have ruled in favor of BTG in respect of BRL 455 million of assessments related to profit-sharing plans, with the remainder of the assessments pending at various levels of the administrative or judicial court system.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings, which could result in financial ramifications for UBS, including fines and obligations to pay investor compensation, and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time.

In January 2017, a writ was filed by the SFC with Hong Kong’s High Court in which UBS was named as one of six defendants from whom the SFC was seeking investor compensation in an unspecified amount for losses incurred by certain shareholders of China Forestry Holdings Company Limited, for whom UBS acted as a sponsor in connection with their 2009 listing application. In August 2017, the SFC filed an amended writ that did not name UBS and some of the other defendants, thereby discontinuing this action against UBS.

Note 15   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.17			30.6.17			31.12.16
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,812	(442)	6,371	6,411	(390)	6,021	6,447	(424)	6,023
Performance guarantees and similar instruments	3,309	(815)	2,494	3,229	(654)	2,575	3,190	(696)	2,494
Documentary credits	6,578	(1,652)	4,926	6,198	(1,611)	4,587	7,074	(1,761)	5,313
Total guarantees	16,699	(2,908)	13,791	15,838	(2,656)	13,182	16,711	(2,881)	13,830
Loan commitments	39,658	(1,103)	38,555	42,222	(1,349)	40,874	54,430	(1,513)	52,917
Forward starting transactions¹
Reverse repurchase agreements	21,814			25,218			10,178
Securities borrowing agreements	88			183			36
Repurchase agreements	16,596			20,890			5,984
1 Cash to be paid in the future by either UBS or the counterparty.

Note 16   Changes in organization

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business that the Group engages in or the manner in which such business is conducted. Restructuring expenses are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Wealth Management	114	109	139	312	304
Wealth Management Americas	24	25	38	71	109
Personal & Corporate Banking	25	23	41	67	95
Asset Management	26	23	34	70	88
Investment Bank	83	75	181	236	461
Corporate Center	11	3	11	32	30
of which: Services	9	0	4	23	17
of which: Group ALM	1	1	0	3	0
of which: Non-core and Legacy Portfolio	1	2	7	6	13
Total net restructuring expenses	285	258	444	787	1,086
of which: personnel expenses	140	117	257	373	577
of which: general and administrative expenses	143	141	187	407	508
of which: depreciation and impairment of property, equipment and software	2	0	1	6	1
of which: amortization and impairment of intangible assets	0	0	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Salaries and variable compensation	121	109	252	333	567
Contractors	16	13	13	42	41
Social security	2	2	3	6	6
Pension and other post-employment benefit plans	(5)	(10)	(18)	(18)	(52)
Other personnel expenses	6	2	6	10	14
Total net restructuring expenses: personnel expenses	140	117	257	373	577

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Occupancy	17	22	27	57	97
Rent and maintenance of IT and other equipment	16	26	28	71	72
Administration	6	5	5	14	11
Travel and entertainment	4	3	3	9	11
Professional fees	45	41	39	113	109
Outsourcing of IT and other services	64	45	81	153	229
Other¹	(9)	(1)	3	(10)	(22)
Total net restructuring expenses: general and administrative expenses	143	141	187	407	508
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.9.17	30.6.17	31.12.16	30.9.16	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
1 USD	0.97	0.96	1.02	0.97	0.97	0.97	0.97	0.98	0.98
1 EUR	1.14	1.10	1.07	1.09	1.14	1.09	1.09	1.10	1.09
1 GBP	1.30	1.25	1.26	1.26	1.27	1.26	1.27	1.26	1.35
100 JPY	0.86	0.85	0.87	0.96	0.87	0.87	0.95	0.88	0.91

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Note 18   Events after the reporting period

Sale of subsidiaries and businesses

On 1 October 2017, UBS completed the sale of Asset Management’s fund administration servicing units in Luxembourg and Switzerland to Northern Trust, resulting in a pre-tax gain on sale of approximately CHF 140 million. This gain will be recognized in the income statement within Asset Management in the fourth quarter of 2017.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to “Quarterly reporting” at www.ubs.com/investors  for the interim consolidated financial statements of UBS AG, which will be published on 1 November 2017.

Comparison UBS Group AG consolidated versus
UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG consolidated was lower than fully applied going concern capital of UBS Group AG consolidated as of 30 September 2017, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards granted for the performance years 2014, 2015 and 2016.

UBS AG interim consolidated financial information (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.9.17
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,145	7,279	(134)
Operating expenses	5,924	6,117	(193)
Operating profit / (loss) before tax	1,221	1,161	60
of which: Wealth Management	587	585	2
of which: Wealth Management Americas	315	307	8
of which: Personal & Corporate Banking	411	412	(1)
of which: Asset Management	127	127	0
of which: Investment Bank	269	264	5
of which: Corporate Center	(490)	(534)	44
of which: Services	(401)	(457)	56
of which: Group ALM	(67)	(56)	(11)
of which: Non-core and Legacy Portfolio	(22)	(21)	(1)
Net profit / (loss)	948	905	43
of which: net profit / (loss) attributable to shareholders	946	904	42
of which: net profit / (loss) attributable to preferred noteholders		0	0
of which: net profit / (loss) attributable to non-controlling interests	2	2	0

Statement of comprehensive income
Other comprehensive income	626	630	(4)
of which: attributable to shareholders	596	600	(4)
of which: attributable to preferred noteholders		30	(30)
of which: attributable to non-controlling interests	29	0	29
Total comprehensive income	1,574	1,535	39
of which: attributable to shareholders	1,543	1,504	39
of which: attributable to preferred noteholders		30	(30)
of which: attributable to non-controlling interests	31	1	30

Balance sheet
Total assets	913,599	914,551	(952)
Total liabilities	859,364	860,562	(1,198)
Total equity	54,236	53,989	247
of which: equity attributable to shareholders	53,493	53,246	247
of which: equity attributable to preferred noteholders		687	(687)
of which: equity attributable to non-controlling interests	743	56	687

Capital information
Common equity tier 1 capital (fully applied)	32,621	33,337	(716)
Common equity tier 1 capital (phase-in)	36,045	36,736	(691)
Going concern capital (fully applied)	41,493	37,007	4,486
Going concern capital (phase-in)	52,318	46,961	5,357
Risk-weighted assets (fully applied)	237,963	237,322	641
Common equity tier 1 capital ratio (fully applied, %)	13.7	14.0	(0.3)
Common equity tier 1 capital ratio (phase-in, %)	15.1	15.4	(0.3)
Going concern capital ratio (fully applied, %)	17.4	15.6	1.8
Going concern capital ratio (phase-in, %)	21.9	19.7	2.2
Gone concern loss-absorbing capacity ratio (fully applied, %)	15.5	15.9	(0.4)
Leverage ratio denominator (fully applied)	884,834	885,896	(1,062)
Common equity tier 1 leverage ratio (fully applied, %)	3.7	3.8	(0.1)
Going concern leverage ratio (fully applied, %)	4.7	4.2	0.5
Going concern leverage ratio (phase-in, %)	5.9	5.3	0.6
Gone concern leverage ratio (fully applied, %)	4.2	4.3	(0.1)

As of or for the quarter ended 30.6.17			As of or for the quarter ended 31.12.16
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,269	7,398	(129)	7,055	7,118	(63)
5,767	5,957	(190)	6,308	6,373	(65)
1,502	1,441	61	746	745	1
582	580	2	368	368	0
297	289	8	339	338	1
356	356	0	374	375	(1)
110	110	0	144	144	0
451	441	10	306	304	2
(294)	(334)	40	(784)	(783)	(1)
(137)	(182)	45	(315)	(307)	(8)
(104)	(99)	(5)	(144)	(150)	6
(53)	(53)	0	(325)	(326)	1
1,175	1,124	51	637	639	(2)
1,174	1,123	51	636	638	(2)
	0	0		0	0
1	1	0	1	1	0

(1,072)	(1,064)	(8)	(566)	(566)	0
(1,086)	(1,077)	(9)	(553)	(553)	0
	16	(16)		(12)	12
14	(2)	16	(13)	(1)	(12)
103	60	43	71	73	(2)
89	46	43	83	85	(2)
	16	(16)		(12)	12
14	(2)	16	(12)	0	(12)

890,831	891,763	(932)	935,016	935,353	(337)
838,394	839,335	(941)	880,714	881,009	(295)
52,437	52,428	9	54,302	54,343	(41)
51,744	51,735	9	53,621	53,662	(41)
	657	(657)		642	(642)
693	37	656	682	40	642

31,887	32,558	(671)	30,693	32,447	(1,754)
35,243	35,887	(644)	37,788	39,474	(1,686)
40,668	36,200	4,468	39,844	36,294	3,550
51,700	46,350	5,350	55,593	51,084	4,509
236,697	236,552	145	222,677	223,232	(555)
13.5	13.8	(0.3)	13.8	14.5	(0.7)
14.8	15.1	(0.3)	16.8	17.5	(0.7)
17.2	15.3	1.9	17.9	16.3	1.6
21.7	19.5	2.2	24.7	22.6	2.1
14.0	14.4	(0.4)	13.2	13.3	(0.1)
860,879	861,919	(1,040)	870,470	870,942	(472)
3.7	3.8	(0.1)	3.5	3.7	(0.2)
4.7	4.2	0.5	4.6	4.2	0.4
6.0	5.4	0.6	6.4	5.8	0.6
3.9	3.9	0.0	3.4	3.4	0.0

Significant regulated subsidiary and sub-group information

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures
for our significant regulated subsidiaries
and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Limited (standalone)		UBS Americas Holding LLC (consolidated)
	CHF million, except where indicated		CHF million, except where indicated		GBP million, except where indicated		USD million, except where indicated
As of or for the quarter ended	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17	30.9.17	30.6.17

Financial information¹˒²˒³
Income statement
Total operating income	2,504	3,179	2,068	2,081	199	204	3,023	2,976
Total operating expenses	2,463	2,257	1,575	1,612	149	156	2,662	2,623
Operating profit / (loss) before tax	42	922	493	469	50	48	361	353
Net profit / (loss)	9	1,060	382	380	41	37	387	344
Balance sheet
Total assets	468,069	453,591	292,777	296,593	41,014	39,769	146,082	142,764
Total liabilities	417,793	403,325	278,285	282,483	38,162	36,788	120,461	117,528
Total equity	50,275	50,266	14,492	14,110	2,852	2,981	25,621	25,236

Capital⁴˒⁵
Common equity tier 1 capital	49,532	34,891	10,272	10,276	2,332	2,505	11,390	11,048
Additional tier 1 capital	3,670	0	2,000	2,000	230	235	775	782
Tier 1 capital	53,203	34,891	12,272	12,276	2,561	2,740	12,166	11,830
Total going concern capital	61,046		12,272	12,276
Tier 2 capital		0			679	687	716	713
Total gone concern loss-absorbing capacity			5,900	5,900
Total capital		34,891			3,240	3,427	12,882	12,543
Total loss-absorbing capacity			18,172	18,176

Risk-weighted assets and leverage ratio denominator⁴˒⁵
Risk-weighted assets	282,813	233,737	96,763	94,525	12,274	12,195	48,717	52,792
Leverage ratio denominator	597,002	566,091	305,229	308,917	41,419	37,880	130,135	127,648

Capital and leverage ratios (%)⁴˒⁵
Common equity tier 1 capital ratio	17.5	14.9	10.6	10.9	19.0	20.5	23.4	20.9
Tier 1 capital ratio		14.9			20.9	22.5	25.0	22.4
Going concern capital ratio	21.6		12.7	13.0
Total capital ratio		14.9			26.4	28.1	26.4	23.8
Total loss-absorbing capacity ratio			18.8	19.2
Leverage ratio⁶	10.2	6.2			6.2	7.2	9.3	9.3
Total loss-absorbing capacity leverage ratio			6.0	5.9

Liquidity⁵˒⁷
High-quality liquid assets (billion)	87	87	72	76
Net cash outflows (billion)	65	68	51	61
Liquidity coverage ratio (%)	134	128	140	125

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)⁸	0	0	73	77

1 All information is unaudited. UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    2 UBS Limited financial information is prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the EU, but does not represent interim financial statements under IFRS.    3 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    4 For UBS AG and UBS Switzerland AG, based on the applicable phase-in rules for Swiss systemically relevant banks (SRBs). Since 1 July 2017, UBS AG is subject to going concern capital requirements, following the implementation of the FINMA decree issued on 20 October 2017. For UBS Limited, based on Directive 2013/36/EU and Regulation 575/2013 (together known as CRD IV) and their related technical standards, as implemented within the UK by the Prudential Regulation Authority (PRA). For UBS Americas Holding LLC, based on applicable US Basel III rules.    5 Refer to the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    6 For UBS AG, on the basis of going concern capital as of 30 September 2017 and on the basis of total capital as of 30 June 2017. On the basis of tier 1 capital for UBS Limited and UBS Americas Holding LLC.    7 There was no local disclosure requirement for liquidity coverage ratio for UBS Limited and UBS Americas Holding LLC as of 30 September 2017 and 30 June 2017.    8 Refer to the “Capital management” section of our Annual Report 2016 for more information on the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

Additional standalone regulatory information for UBS AG, UBS Switzerland AG and UBS Limited as well as consolidated regulatory information for UBS Americas Holding LLC is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG third quarter 2017 report, which will be available as of 1 November 2017 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.17	30.6.17	31.12.16	30.9.16	30.9.17	30.9.16

Results
Operating income	7,279	7,398	7,118	7,049	22,237	21,303
Operating expenses	6,117	5,957	6,373	6,161	17,993	17,979
Operating profit / (loss) before tax	1,161	1,441	745	888	4,244	3,324
Net profit / (loss) attributable to shareholders	904	1,123	638	846	3,257	2,568

Key performance indicators¹
Profitability
Return on tangible equity (%)	8.0	10.0	5.6	7.4	9.6	7.3
Cost / income ratio (%)	84.1	80.0	89.2	87.3	80.8	84.3
Growth
Net profit growth (%)	6.9	11.3	(32.8)	(59.4)	26.8	(51.4)
Net new money growth for combined wealth management businesses (%)	0.4	1.4	(1.1)	2.1	1.9	3.2
Resources
Common equity tier 1 capital ratio (fully applied, %)²	14.0	13.8	14.5	14.8	14.0	14.8
Going concern leverage ratio (fully applied, %)²	4.2	4.2	4.2	4.1	4.2	4.1

Additional information
Profitability
Return on equity (%)	6.9	8.7	4.8	6.3	8.3	6.3
Return on risk-weighted assets, gross (%)³	12.3	13.0	13.0	13.1	12.9	13.3
Return on leverage ratio denominator, gross (%)³	3.3	3.4	3.3	3.2	3.4	3.2
Resources
Total assets	914,551	891,763	935,353	935,683	914,551	935,683
Equity attributable to shareholders	53,246	51,735	53,662	53,556	53,246	53,556
Common equity tier 1 capital (fully applied)²	33,337	32,558	32,447	32,110	33,337	32,110
Common equity tier 1 capital (phase-in)²	36,736	35,887	39,474	38,994	36,736	38,994
Risk-weighted assets (fully applied)²	237,322	236,552	223,232	217,297	237,322	217,297
Common equity tier 1 capital ratio (phase-in, %)²	15.4	15.1	17.5	17.7	15.4	17.7
Going concern capital ratio (fully applied, %)²	15.6	15.3	16.3	16.5	15.6	16.5
Going concern capital ratio (phase-in, %)²	19.7	19.5	22.6	23.0	19.7	23.0
Gone concern loss-absorbing capacity ratio (fully applied, %)²	15.9	14.4	13.3	12.6	15.9	12.6
Leverage ratio denominator (fully applied)²	885,896	861,919	870,942	877,926	885,896	877,926
Common equity tier 1 leverage ratio (fully applied, %)²	3.8	3.8	3.7	3.7	3.8	3.7
Going concern leverage ratio (phase-in, %)²	5.3	5.4	5.8	5.7	5.3	5.7
Gone concern leverage ratio (fully applied, %)²	4.3	3.9	3.4	3.1	4.3	3.1
Other
Invested assets (CHF billion)⁴	3,067	2,922	2,821	2,747	3,067	2,747
Personnel (full-time equivalents)⁵	48,949	48,476	56,208	57,012	48,949	57,012

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Based on the Swiss SRB framework. Refer to the “Capital management” section of this report for more information.    3 Based on fully applied risk-weighted assets and leverage ratio denominator.    4 Includes invested assets for Personal & Corporate Banking.    5 As of 30 September 2017, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,645; Wealth Management Americas: 13,478; Personal & Corporate Banking: 5,053; Asset Management: 2,335; Investment Bank: 4,655; Corporate Center – Services: 13,587; Corporate Center – Group ALM: 145; Corporate Center – Non-core and Legacy Portfolio: 52.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of

                        information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DOL                 Department of Labor

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax

                        Administration

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBC                 risk-based capital

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

U

USD                 US dollar

V

VaR                 value-at-risk

Appendix

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in both English and German, this single-volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, corporate responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Annual Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG consolidated financial information” section and printed copies can be requested from UBS free of charge. For annual publications refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: SMS or email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Call the SEC on +1‑800-SEC-0330 for more information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  October 27, 2017